As filed with the Securities and Exchange Commission on March 22, 2016

Registration No. 333-208843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Reata Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	11-3651945
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2801 Gateway Drive; Suite 150

Irving, TX 75063

(972) 865-2219

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Warren Huff

Chief Executive Officer

Reata Pharmaceuticals, Inc.

2801 Gateway Drive, Suite 150

Irving, TX 75063

(972) 865-2219

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Kimball Vinson & Elkins LLP 3700 Trammell Crow Center 2001 Ross Avenue Dallas, TX 75201 (214) 220-7700	Michael D. Wortley Chief Legal Officer Reata Pharmaceuticals, Inc. 2801 Gateway Drive, Suite 150 Irving, TX 75063 (972) 865-2219	Mitchell S. Bloom Edwin M. O’Connor Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2016

            Shares

Reata Pharmaceuticals, Inc.

Class A Common Stock

This is an initial public offering of shares of our Class A common stock. We are selling                 shares of Class A common stock in this offering. We currently expect the initial public offering price to be between $         and $         per share of Class A common stock. We have granted the underwriters an option to purchase up to              additional shares of Class A common stock to cover over-allotments. We intend to apply to list our Class A common stock on The NASDAQ Global Market under the symbol “RETA”.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to three votes per share and is convertible into one share of Class A common stock (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering. Outstanding shares of Class B common stock will represent approximately          percent of the voting power of our outstanding capital stock immediately following the completion of this offering.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $     million of shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these entities, or these entities may determine to purchase more, fewer, or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these entities as they will on any other shares of Class A common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Reata Pharmaceuticals, Inc. (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 164 for additional information regarding underwriter compensation.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                     , 2016 through the book-entry facilities of The Depository Trust Company.

Citigroup	Cowen and Company	Piper Jaffray

                    , 2016.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the entire prospectus, especially our consolidated financial statements and the notes thereto appearing at the end of this prospectus and the “Risk Factors” section of this prospectus, before deciding to invest in our Class A common stock.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Reata Pharmaceuticals,” “Reata,” “the company,” “we,” “us,” and “our” refer to Reata Pharmaceuticals, Inc. and, where appropriate, our consolidated subsidiaries.

Overview

We are a clinical stage biopharmaceutical company focused on identifying, developing, and commercializing product candidates that modulate the activity of key regulatory proteins involved in the biology of mitochondrial function, oxidative stress, and inflammation to address the unmet medical needs of patients with a variety of serious or life-threatening diseases. Our lead product candidates, bardoxolone methyl and RTA 408, are members of a class of small molecules called antioxidant inflammation modulators, or AIMs. Bardoxolone methyl is in Phase 2 clinical development for the treatment of pulmonary arterial hypertension, or PAH, and pulmonary hypertension due to interstitial lung disease, or PH-ILD, each of which are subsets of pulmonary hypertension, or PH. Initial data for PAH patients in our Phase 2 trial have been presented publicly at the CHEST meeting in October 2015. In addition, we have completed an interaction with the U.S. Food and Drug Administration, or FDA, on this initial data, and the FDA has concurred with our plan to initiate a Phase 3 trial in patients with PAH associated with connective tissue disease, or CTD-PAH. We have initiated activity on our Phase 3 trial in CTD-PAH and plan to begin enrolling patients in the second half of 2016. RTA 408 is in Phase 2 clinical development for the treatment of multiple diseases, including Friedreich’s ataxia, or FA, and mitochondrial myopathies, or MM. Beyond our lead product candidates, we have several promising preclinical programs. We believe that our product candidates and preclinical programs have the potential to improve clinical outcomes in numerous underserved patient populations.

The Foundational Biology of AIMs

The foundational biology of AIMs underlies our two lead product candidates. AIMs bind to Keap1, a protein that coordinates cellular response to reactive oxygen, or ROS, and other byproducts of cellular energy production, inflammation, and environmental toxicants. Binding to Keap1 activates Nrf2, a cellular protein known as a transcription factor, which increases the production of antioxidant and detoxification enzymes. Binding to Keap1 also inhibits NF-kB, the primary transcription factor producing proteins that promote inflammation and the production of ROS. Through the combined effect on Nrf2 activation and NF-kB inhibition, AIMs increase the cellular content of antioxidant and detoxification enzymes; reduce oxidative stress; enable the production of ATP, the primary unit of cellular energy in the mitochondria; and reduce proinflammatory signaling. Since mitochondrial dysfunction, oxidative stress, and inflammation are features of many diseases, AIMs have many potential clinical applications and have been the subject of more than 200 peer-reviewed scientific papers.

Bardoxolone Methyl

Bardoxolone methyl, our most well-characterized AIM, targets the bioenergetic and inflammatory components of PH, which we believe gives it the potential to improve functional capacity in patients suffering from certain forms of this disease. Bardoxolone methyl is currently being studied in a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as LARIAT, to evaluate its safety and efficacy in patients with PAH and four different etiologies of PH-ILD. Initial results from patients in the first two LARIAT cohorts were presented at CHEST in October 2015. The initial data were comprised of 32 patients with PAH, 24 of whom were in the primary analysis of cohort 1 and eight of whom were in cohort 2, which cohorts consisted of patients who walked distances of greater than or equal to 150 meters but less than or equal to 450 meters or greater than 450 meters at baseline, respectively. In these patients we observed that once-daily, oral administration of bardoxolone methyl increased functional capacity in patients, as assessed by 6-minute walk distance, or 6MWD, at 2.5 mg, 5 mg, and 10 mg dosages, compared to placebo through 16 weeks of treatment. Based on data reviewed to date, we have observed that bardoxolone methyl has a favorable safety profile in PAH patients and that it can be combined with current PAH therapies without inducing systemic hypotensive effects. Further, the effect of bardoxolone methyl in CTD-PAH patients was observed to be at least as beneficial as the effect observed in patients with idiopathic PAH, or I-PAH. CTD-PAH patients have poorer response to current PAH therapies of about one third of the 6MWD increase observed in other PAH patients, according to a recent large meta-analysis performed by researchers at the University of Pennsylvania using data from eleven Phase 3 and Phase 4 trials. CTD-PAH is also associated with higher morbidity and mortality than I-PAH. Results from the initial LARIAT cohorts also indicate that bardoxolone methyl has effects in early stage patients who are not as well served by existing PAH therapies. We anticipate that additional LARIAT data for PAH patients will be available in the second half of 2016 and data for PH-ILD patients will be available in the first half of 2017.

In October 2015 we interacted with the FDA concerning our initial Phase 2 data in PAH patients and our plans for an initial Phase 3 trial. The FDA concurred with our plan to initiate a Phase 3 trial in CTD-PAH patients and stated that 6MWD is an acceptable primary endpoint. In addition, the FDA noted that the proposed Phase 3 trial, together with the LARIAT Phase 2 data in PAH patients and prior clinical trials with bardoxolone methyl, would provide adequate data for a New Drug Application, or NDA, review of the safety profile of bardoxolone methyl. The FDA recommended conducting a single additional clinical drug interaction study and otherwise had no clinical trial, clinical pharmacology, or preclinical study requests. We have initiated activity on our Phase 3 trial in CTD-PAH and plan to begin enrolling patients in the second half of 2016.

Pulmonary Hypertension

PH is a multi-organ condition characterized by an abnormally high pressure in the network of arteries and veins that lead to and from the lungs due, in part, to narrowing of the pulmonary vasculature as a result of inflammation, remodeling, proliferation, and endothelial dysfunction. Mitochondrial dysfunction has also been implicated in PH. PH patients experience increased pressure on the right side of the heart, ultimately leading to ventricular failure and death. We are focused on PAH and PH-ILD, two subsets of PH.

PAH, like PH more generally, results in a progressive increase in pulmonary vascular resistance, which ultimately leads to right ventricular heart failure and death. PAH has a number of different etiologies, with approximately 72% of PAH cases being associated with either connective tissue disease, or CTD, or being idiopathic. Despite treatment with existing PAH therapies, the five-year survival rate remains only 44% to 68%.

Patients with CTD-PAH are generally less responsive to existing therapies and have a worse prognosis than patients with other forms of PAH. The primary CTDs underlying CTD-PAH include scleroderma, lupus, and mixed connective tissue diseases. CTD-PAH patients make up approximately 30% of the overall PAH population. In the United States, the five-year survival rate for CTD-PAH patients is approximately 44%, with a median survival rate of approximately four years, whereas I-PAH patients have a median survival rate of approximately seven years. CTD-PAH patients treated with vasodilator therapies have 6MWD improvements of only one third compared to the improvements seen in I-PAH patients. As a result, CTD-PAH represents a subset of the PAH population with a significant unmet medical need.

Interstitial lung disease, or ILD, patients experience extensive pulmonary vascular remodeling, which ultimately leads to PH-ILD in approximately 30% to 40% of ILD patients. PH-ILD patients have a one-year survival rate of approximately 63%, as compared to approximately 92% for ILD patients without PH. Recent studies have demonstrated that mitochondrial abnormalities are key contributors to PH-ILD.

Three classes of drugs are currently used to treat PAH: endothelin receptor antagonists, or ERAs; nitric oxide, or NO, pathway modulators, such as phosphodiesterase type 5 inhibitors, or PDE-5is; and prostacyclins; all of which are systemic vasodilators that have effects on blood pressure, vascular resistance, and cardiac output. Since all these classes are systemic vasodilators, the incremental benefit of each additional therapy reduces as the number of therapies being administered to a patient increases. In addition, the hemodynamic effects of these therapies can result in hypotension and fainting, which generally limit their clinical dosages. In addition, clinically significant drug-drug interactions have been observed that can further limit the ability to deliver effective drug combinations. Finally, current therapies approved for PAH generally do not yield significant functional improvements in CTD-PAH patients, likely because vasoconstriction is not as prominent in these patients as it is in other PAH patients.

Currently, there are no approved therapies for PH-ILD patients. While approved vasodilators are sometimes used off-label, given the degree of remodeling and fibrosis present in the lung tissue and vasculature of PH-ILD patients, they are minimally effective. Several current PAH therapies have been tested in PH-ILD patients and have resulted in little to no clinical improvement.

Bardoxolone Methyl in Pulmonary Hypertension

Bardoxolone methyl directly targets the bioenergetic and inflammatory components of PH. PH patients experience mitochondrial dysfunction, increased production of NF-kB and related inflammatory pathways involved in ROS signaling, cellular proliferation, and fibrosis. Bardoxolone methyl, through the combined effect of Nrf2 activation and NF-kB suppression, has the potential to inhibit inflammatory and proliferative signaling, suppress ROS production and signaling, reduce the production of enzymes related with fibrosis and tissue remodeling, and increase ATP production and cellular respiration. By addressing a novel pathway in PH, we believe that bardoxolone methyl may provide additional benefits beyond current PAH therapies, including:

•

Increased functional capacity.    We believe the bioenergetic effects of bardoxolone methyl may result in increased functional capacity, the ability to perform everyday functions, for PH patients due to its effects on energy production and cellular respiration, as have been characterized in preclinical studies with bardoxolone methyl and other AIMs.

•

Potential effects beyond functional improvements.    Bardoxolone methyl has potential anti-inflammatory, anti-proliferative, and anti-fibrotic effects and targets multiple cell types relevant to PH, including endothelial cells, smooth muscle cells, and macrophages. We believe that bardoxolone methyl may, over an extended period of time, affect the synergistic effects of vasoconstriction, thrombosis, fibrosis, and vascular remodeling within the pulmonary arterial system, potentially improving patient outcomes.

•

Broader applicability.    Bardoxolone methyl may be useful in treating CTD-PAH patients, earlier stage PAH patients, and PH-ILD patients, all of whom are underserved by existing PAH therapies, likely because vasoconstriction is not as prominent a feature in these patients as it is in idiopathic and other PAH patients. In addition, lack of embryofetal toxicity should allow for the use of bardoxolone methyl in pregnant women, which are currently limited to prostacyclins.

•	Potential as a combination therapy. To date, it has been observed that bardoxolone methyl does not have systemic hemodynamic effects or drug-drug interactions in PH patients. This may provide clinicians with greater flexibility in dosing, ultimately result in a more favorable safety profile, and allow for use in combination with other therapies with a greater incremental effect than an additional vasodilator.

Market Opportunity

We believe there is significant opportunity for once-daily, orally administered bardoxolone methyl to address the PAH market currently served only by the existing vasodilator therapies. In 2014, global sales of approved PAH treatments were approximately $4.7 billion. In addition, recently approved treatments such as Opsumit® and Adempas® have shown rapid uptake in the PAH market and, based on industry reports, Opsumit® is projected to reach between $1 and $2 billion in annual sales within seven years from launch. By 2020, it is estimated that the global PAH population will be almost twice what it is today, and it is projected that there will be at least 20,000 PAH patients in the United States alone.

There are no therapies currently approved for PH-ILD. There are at least 20,000 patients in the United States and approximately 75,000 worldwide with the forms of PH-ILD that we are targeting.

RTA 408

RTA 408 is a close structural analog of bardoxolone methyl that was developed to improve tissue distribution, including blood-brain barrier penetration. RTA 408 is in clinical development for multiple indications. We are currently conducting a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as MOXIe, to evaluate the safety and efficacy of RTA 408 in patients with FA, for which there are currently no approved therapies. We are also currently conducting a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as MOTOR, to evaluate the safety and efficacy of RTA 408 in patients with MM, for which there are also no currently approved therapies. In addition, we are currently conducting an open-label multi-center, dose-escalation Phase 2a trial, known as REVEAL, to evaluate the safety, pharmacodynamics, and efficacy of RTA 408 in combination with existing immunotherapies for the treatment of certain types of advanced solid tumors. Initial data from MOXIe and MOTOR are expected in the second half of 2016, while we expect data from REVEAL in the second half of 2017. We also recently completed a Phase 2 proof of concept trial, known as GUARD, of a topical formulation of RTA 408 for use in cataract surgery to reduce the loss of corneal endothelial cells, in which the primary endpoint was not attained, but promising pharmacological activity was observed at the low dose of 0.5%. We continue to evaluate the best indications for which to develop and commercialize RTA 408.

AIM Follow On Opportunities and Earlier Stage Programs

If beneficial bioenergetic effects are demonstrated in our ongoing PAH, PH-ILD, FA, or MM trials, this could indicate that our AIM pharmacology may also provide therapeutic benefit for patients suffering from other diseases where mitochondrial dysfunction is implicated, such as Duchenne’s muscular dystrophy, familial Parkinson’s disease, Huntington’s disease, amyotrophic lateral sclerosis, or ALS, and mitochondrial dysfunction-related epilepsies.

We are also pursuing preclinical development of non-AIM neuroprotective Hsp90 inhibitors, including RTA 901, for the potential treatment of diabetic neuropathy, spinocerebellar ataxia, spinal bulbar muscular atrophy, and ALS, and RORgT inhibitors for the treatment of a variety of autoimmune and inflammatory conditions. We anticipate that we will initiate Phase 1 clinical development of RTA 901 during 2016, and if successfully completed, we will follow it with a Phase 2 clinical trial. We anticipate that our RORgT inhibitors will enter clinical development in 2017.

Our Pipeline

The chart below is a summary of our product candidates and preclinical programs:

(1)	Reata retains commercial rights in the U.S. market; KHK has rights in certain Asian markets; AbbVie has rights in non-KHK markets outside the U.S.
(2)	Reata’s next milestone is data from our Phase 3 clinical trial for patients with CTD-PAH.
(3)	Reata retains U.S. commercialization rights; 50/50 worldwide cost/profit sharing with AbbVie for joint products.
(4)	Reata continues to evaluate development of RTA 408 for this indication.
(5)	Reata retains all worldwide rights.

Our Approach

We seek to identify and select, for development and commercialization, small molecules with novel mechanisms of action that we believe have biological properties with broad applicability. Once we have selected a class of small molecules, we apply their biological properties to clinical settings with unmet needs, and we triage opportunities based on development timeline and cost, regulatory pathway, and commercial opportunity. Once we have identified suitable molecules for clinical development, we endeavor to run multiple clinical programs in parallel to maximize our probability of success.

Our Strategy

Our goal is to become a leader in the discovery, development, and commercialization of small molecule therapies for the treatment of severe and life-threatening diseases. Our strategy is to mitigate development risk by maintaining a diversified and broad clinical pipeline, rapidly analyzing data to determine the potential of each program, and entering into development collaborations with industry-leading collaborators, and includes:

•

Continuing to rapidly advance bardoxolone methyl.    We intend to continue to rapidly advance bardoxolone methyl through the completion of Phase 2 clinical trials and into Phase 3 clinical trials, with the goal of seeking regulatory approval for the commercialization of bardoxolone methyl initially in CTD-PAH patients. Our strategy for bardoxolone methyl also includes expansion of the LARIAT trial into PH-ILD patients and, if successful, we intend to further pursue development and regulatory approval for the treatment of PH-ILD patients.

•

Continuing to rapidly advance RTA 408.    We believe that RTA 408 has the potential to treat multiple indications, such as FA, MM, and other diseases where mitochondrial dysfunction is implicated. We plan to continue Phase 2 clinical development of RTA 408 and to opportunistically advance this product candidate into Phase 3 clinical development for the treatment of the most promising indications.

•

Advancing our preclinical programs into clinical development.    We intend to advance our preclinical programs, including our neuroprotective Hsp90 inhibitors and our RORgT inhibitors, through preclinical studies into clinical development. We believe that the neuroprotective and bioenergetic effects of Hsp90 inhibitors have the potential to benefit patients suffering from diabetic neuropathy, spinocerebellar ataxia, spinal bulbar muscular atrophy, and ALS, and that the anti-inflammatory effects of RORgT inhibitors may be promising for the treatment of a number of autoimmune and inflammatory disorders.

•

Leveraging our technologies to expand our development pipeline.    We intend to leverage our multiple technologies by exploring preclinical and clinical proof of concept studies with multiple new molecules. We believe that our technologies may enable us to treat indications beyond those that we are currently exploring.

•

Commercializing our lead product candidates in the United States.    We retain U.S. commercial rights to our lead product candidates, bardoxolone methyl and RTA 408, and intend to commercialize these product candidates in the United States. As we advance towards regulatory approvals for our lead product candidates, we intend to establish a specialty sales and marketing infrastructure and to contract with third parties for commercial scale manufacturing.

•

Leveraging and opportunistically expanding our strategic collaborations to commercialize our product candidates outside of the United States.    We plan to internationally commercialize our lead product candidates, bardoxolone methyl and RTA 408, subject to regulatory approvals, with our strategic collaborators AbbVie Ltd., or AbbVie, and Kyowa Hakko Kirin Co., Ltd., or KHK. With the expansion of our product candidate pipeline, we may opportunistically seek additional strategic collaborations to maximize our commercial opportunities for these new product candidates outside of the United States.

•

Using our expertise to identify promising novel molecules and technologies.    Our management team collectively has over 200 years of experience in small molecule development, and we intend to use this expertise, together with our established drug selection and development methodology, to advance what we believe to be the most promising small molecules that we currently own and to opportunistically in-license additional small molecules for development.

Commercial Rights

The commercialization of our AIM programs are subject to collaborations with AbbVie and KHK. Under the terms of our collaborations, we retain commercial rights to market and sell bardoxolone methyl in the United States. KHK has licensed from us the right to commercialize bardoxolone methyl in certain parts of Asia, and AbbVie has licensed from us the right to market and sell bardoxolone methyl in all non-KHK territories outside of the United States. We retain all U.S. commercial rights to market and sell RTA 408 and have licensed to AbbVie commercialization rights to the rest of the world. We plan to work closely with our collaborators to devise global commercialization strategies for bardoxolone methyl and RTA 408 if these product candidates are approved and intend to market and sell these products, if approved, in the United States. Our non-AIM programs are not subject to any collaborations and we retain worldwide rights with respect to these programs.

Financial Overview

Our revenue to date has been generated primarily from collaboration and license revenue pursuant to our agreements with AbbVie and KHK. We have not generated any revenue from sales of commercial products to date. As of December 31, 2015 we had $42.0 million of cash and cash equivalents and an accumulated deficit of $283.1 million. In addition, we received a tax refund totaling $15.2 million in January 2016, and as of December 31, 2015, we expect to receive additional tax refunds totaling approximately $16.7 million in mid-2016.

Risk Factors Associated with our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section captioned “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We may require additional financings to fund our operations;

•	Substantially all of our recent revenue has been from collaboration arrangements for our product candidates under development;

•

If we are unable to continue to advance our development efforts and achieve development milestones under our collaboration agreements due to disagreements, or, if our collaborations are reprioritized by our collaborators or renegotiated, our revenue may decrease and our activities may fail to lead to commercial products;

•	We are substantially dependent on the success of our lead product candidates, bardoxolone methyl and RTA 408;

•	The clinical and commercial success of bardoxolone methyl and RTA 408 will depend on a number of factors, many of which are beyond our control;

•

Success in earlier Phase 1 and 2 clinical trials for our product candidates, bardoxolone methyl and RTA 408, may not be indicative of the results that may be obtained in larger Phase 3 clinical trials, which may delay or prevent obtaining regulatory approval;

•	Our product candidates may cause or have attributed to them undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential;

•

If we, our collaborators, or our third-party manufacturers cannot manufacture our product candidates or products at sufficient yields, we may experience delays in development, regulatory approval, and commercialization;

•

If our collaborators were to elect not to participate in the development and commercialization of our product candidates or to prioritize other initiatives over their collaborations with us, our ability to successfully develop and commercialize our product candidates could suffer;

•	Conflicts with our collaborators could jeopardize our collaboration agreements and our ability to develop and commercialize our product candidates;

•

We rely on third parties for the conduct of most of our preclinical studies and clinical trials for our product candidates, and if our third-party contractors do not properly and successfully perform their obligations under our agreements with them, we may not be able to obtain or may be delayed in receiving regulatory approvals for our product candidates;

•

Our product candidates and certain of the components of our product candidates are currently acquired from single-source suppliers and have been purchased without long-term supply agreements. The loss of any of these suppliers, or their failure to supply us with supplies of sufficient quantity and quality to obtain and complete manufacture of drug substance or finished drug product of acceptable quality at an acceptable price, would materially and adversely affect our business;

•	We rely on adequate protection of our proprietary technology to compete effectively in our market;

•	We may be involved in intellectual property disputes with third parties and competitors that could be costly and time consuming and negatively affect our competitive position;

•	The regulatory approval process is highly uncertain, and we may not obtain regulatory approval for the commercialization of our product candidates; and

•	The market price of our Class A common stock may be highly volatile, and stockholders may not be able to resell shares of Class A common stock at or above the initial public offering price.

Our Corporate Information

We were incorporated in 2002 in Delaware. Our headquarters are located at 2801 Gateway Drive, Suite 150, Irving, Texas 75063, and our telephone number is (972) 865-2219. Our website address is www.reatapharma.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

“Reata Pharmaceuticals,” the Reata Pharmaceuticals logo, and other trademarks or service marks of Reata Pharmaceuticals, Inc. appearing in this prospectus are the property of Reata Pharmaceuticals, Inc. This prospectus contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As a result, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies, including delaying auditor attestation of internal control over financial reporting, providing only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations, and reducing executive compensation disclosures.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class A common stock offered	shares

Common stock to be outstanding

immediately following this offering

Class A common stock to be outstanding immediately following this offering	shares

Class B common stock to be outstanding immediately following this offering	23,197,583 shares

Total	shares

Over-allotment option for shares of Class A common stock	shares

Insider participation	Certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $ million of shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these entities, or these entities may determine to purchase more, fewer, or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these entities as they will on any other shares of Class A common stock sold to the public in this offering.

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to three votes per share and is convertible into one share of Class A common stock (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering. See “Description of Capital Stock” for additional information.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to advance the development of bardoxolone methyl through a Phase 3 trial in CTD-PAH and a Phase 2 program in four etiologies of PH-ILD, as well as to advance the development of RTA 408 and our preclinical programs, and to provide funds for working capital and other general corporate purposes. We are also undertaking this offering in order to create a public market for our Class A common stock and thereby facilitate access to the public equity markets, increase our visibility in the marketplace, obtain additional capital, and increase our liquidity. Further, we may use a portion of the net proceeds to acquire complementary businesses, products, or technologies, although we have no present commitments or agreements for any specific acquisitions. These expectations are subject to change. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NASDAQ Global Market symbol	“RETA”

The number of shares of our Class A common stock and our Class B common stock to be outstanding after this offering is based on no shares of Class A common stock and 23,197,583 shares of Class B common stock outstanding as of the date of this prospectus, and excludes:

•

798,580 shares of Class B common stock issuable upon the exercise of outstanding stock options issued pursuant to our Amended and Restated 2007 Long Term Incentive Plan, or 2007 LTIP, or standalone option agreements, at a weighted average exercise price of $11.11 per share;

•

1,223,573 shares of Class B common stock issuable upon the exercise of stock options issued as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of Class B common stock on the date of grant; and

•	approximately 1,993,722 shares, which may be issued in either Class A common stock or Class B common stock, that are reserved for future issuance under our 2007 LTIP.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	no conversion of shares of our Class B common stock into shares of our Class A common stock prior to the 181st day after the date of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock to cover over-allotments.

On January 6, 2016, we effected a 4.4-to-1 reverse split of our common stock, and an automatic conversion of our common stock into Class B common stock. Upon the effectiveness of the reverse stock split and conversion, (i) every 4.4 shares of outstanding common stock were combined into one share of Class B common stock, (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 4.4-to-1 basis and converted into an option to purchase Class B common stock, and (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 4.4-to-1 basis. All of the outstanding common stock share numbers, common stock options, share prices, exercise prices and per share amounts have been adjusted in this prospectus, on a retroactive basis, to reflect this 4.4-to-1 reverse stock split for all periods presented.

If necessary to meet the listing standards for The NASDAQ Global Market, which require (a) at least 400 round lot holders, (b) at least $75 million market value of listed securities, and (c) at least 1.1 million shares of Class A common stock (with a market value of at least $20 million) to be held by persons who are not officers, directors or 10% stockholders of the company, a sufficient number of shares of Class B common stock will be converted into Class A common stock prior to the closing date of this offering. The information provided in this prospectus assumes that no such conversion will be required.

Summary Financial Data

The following tables summarize our financial data and should be read together with the sections in this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary consolidated statement of operations data for the years ended December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that should be expected in the future, and interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year ended December 31,
	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenue:
License and milestone revenue	$50,295	$51,368
Other revenue	24	586

Total revenue	50,319	51,954

Expenses:
Research and development(1)	35,141	34,305
General and administrative(1)	13,693	11,512
Depreciation and amortization	1,819	2,512

Total expenses	50,653	48,329

Total other income	32	43

(Loss) income before provision for taxes on income	(302)	3,668
Provision for taxes on income	1,148	2,979

Net (loss) income	$(1,450)	$689

Net (loss) income per share—basic(2)	$(0.06)	$0.03
Net (loss) income per share—diluted(2)	$(0.06)	$0.03
Weighted-average number of common shares outstanding—basic(2)	23,163,713	23,127,534
Weighted-average number of common shares outstanding—diluted(2)	23,163,713	23,170,664

(1)	Stock-based compensation expense is included in our results of operations as follows:

	Year ended December 31,
	2015	2014
	(in thousands)
Research and development	$671	$787
General and administrative	1,404	736

Total stock-based compensation expense	$2,075	$1,523

(2)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the method used to calculate basic and diluted net (loss) income per share of common stock.

The as adjusted balance sheet data set forth below gives effect to our issuance and sale of                  shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2015
	Actual	As adjusted(1)
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$42,008
Federal income tax receivable	31,926
Working capital	16,439
Total assets	78,954
Deferred revenue (including current portion)	340,771
Accumulated deficit	(283,127)
Total stockholders’ deficit	(273,156)

(1)	As adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by approximately $ , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares of Class A common stock we are offering. A 1,000,000 share increase or decrease in the number of shares of Class A common stock offered by us would increase or decrease as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Although we have discussed all known material risks, the risks described below are not the only ones that we may face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Financial Condition

We have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We may require additional financings to fund our operations.

We are a biopharmaceutical company with two lead product candidates in clinical development, bardoxolone methyl in pulmonary hypertension, or PH, and RTA 408 in Friedreich’s ataxia, or FA, mitochondrial myopathies, or MM, and other indications. Pharmaceutical product development is a highly risky undertaking. To date, we have focused our efforts and most of our resources on developing our lead product candidates and on our earlier pipeline assets. We are not profitable and have only had net income in the year ended December 31, 2014, due to recognition of deferred collaboration revenue. Furthermore, other than in the years ended December 31, 2009, 2010, and 2012, due to cash received from our collaborations with AbbVie Ltd., or AbbVie, and Kyowa Hakko Kirin Co., Ltd., or KHK, we have had negative cash flows from operations in each year since our inception. We have not generated any revenue based on product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. For the years ended December 31, 2015 and 2014, our net loss was $1.5 million and net income, which continues to be due to recognition of deferred collaboration revenue, was $0.7 million, respectively. As of December 31, 2015, we had an accumulated deficit of $283.1 million and capital resources consisting of cash and cash equivalents of $42.0 million. Despite contractual development and cost coverage commitments from our collaborators, AbbVie and KHK, and the potential to receive milestone and other payments from these collaborators, we anticipate that, without taking into account deferred revenue, we will continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, and seek regulatory approval for, our product candidates. If we do not successfully develop and obtain regulatory approval for our existing or any future product candidates and effectively manufacture, market, and sell any products that are approved, we may never generate product sales, and even if we do generate product sales, we may never achieve or sustain profitability. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our failure to become and remain profitable would depress the market price of our Class A common stock and could impair our ability to raise capital, expand our business, diversify our product offerings, or continue our operations.

We believe that we will continue to expend substantial resources for the foreseeable future as we continue clinical development of bardoxolone methyl and RTA 408, expand our clinical development efforts for RTA 408, seek regulatory approval and prepare for the commercialization of our product candidates, and pursue the development of additional molecules and treatment of additional indications. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals in various jurisdictions, and manufacturing and supplying products and product candidates for ourselves and our collaborators. The outcome of any clinical trial or regulatory approval process is highly uncertain, and we are unable to fully estimate the actual costs necessary to successfully complete the development and regulatory approval process, or the likelihood of success, for our product candidates in development and any future product candidates. Our operating plans or third-party collaborations may change as a result of many factors, which are discussed in more detail below, and other factors that may not currently be known to us, and we therefore may need to seek additional funds sooner than planned through public or private offerings of securities, debt financings, or other sources, such as royalty monetization or other structured financings. Such financings may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. We may seek additional capital due to favorable market conditions or strategic considerations even if we currently believe that we have sufficient funds for our current or future operating plans.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress in the development of and the conduct of clinical trials with respect to our lead product candidates, bardoxolone methyl and RTA 408;

•	the costs of development efforts, including the conduct of our contemplated Phase 3 trials, for our product candidates, including the degree of participation by our collaborators;

•	the costs to initiate and continue research, preclinical and clinical development efforts for any future product candidates;

•	the costs associated with identifying additional product candidates;

•

the costs necessary to obtain regulatory approvals, if any, for our product candidates in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

•	the continuation of our existing third-party collaborations and entry into new third-party collaborations;

•	the time and unreimbursed costs necessary to commercialize products in territories where our product candidates may be approved for sale;

•	the revenue, if any, from any future sales of our products, if approved, as well as revenue earned from profit share, royalties and milestones;

•	the level of reimbursement or third-party payor pricing available to our products, if approved;

•	the costs of obtaining third-party suppliers of our product candidates and products, if any, manufactured in accordance with regulatory requirements;

•	the costs associated with being a public company; and

•	the costs we incur in the filing, prosecution, maintenance, and defense of our patent portfolio and other intellectual property rights.

Additional funds may not be available when we require them or on terms that are acceptable to us. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce, or terminate our research and development efforts or other operations or activities that may be necessary to commercialize our product candidates.

Substantially all of our recent revenue has been from collaboration arrangements for our product candidates under development.

During the past two completed fiscal years, substantially all of our revenue was from our collaborators, including $48.1 million and $48.1 million under the AbbVie collaboration agreement and $1.5 million and $2.6 million under the KHK agreement, constituting 99% and 99% of our revenue, for the years ended December 31, 2015 and 2014, respectively. Furthermore, this revenue consists of the recognition of deferred revenue from upfront, nonrefundable payments that we received from AbbVie and KHK in prior years and not from new collaboration payments.

We currently contemplate that our development efforts for RTA 408 will be supported in part by our existing third-party collaboration with AbbVie. If AbbVie elects not to jointly develop RTA 408 or does not make the payments that may be required under the AbbVie collaboration agreement, we could require significant additional capital to proceed with the development of our product candidates. If adequate funds are not available to us on a timely basis or on favorable terms, we may be required to delay, limit, reduce, or terminate our research and development efforts or other operations.

If we are unable to continue to advance our development efforts and achieve development milestones under our collaboration agreements due to disagreements, or, if our collaborations are reprioritized by our collaborators or renegotiated, our revenue may decrease and our activities may fail to lead to commercial products.

Revenue from research and development collaborations depends upon continuation of the collaborations, reimbursement of development costs, the achievement of milestones, and royalties and profits from our product sales, if any, derived from future products developed from our research. Collaboration agreements are often complex relationships intended to last for a long term; as a result, we may have disagreements or our collaborations may be reprioritized by our collaborators or renegotiated from time to time to change economic and other terms. If we are unable to successfully advance the development of our product candidates or achieve milestones, or, if our collaboration agreements are renegotiated, we may not receive some or all of the revenue currently contemplated under our collaboration agreements. A significant portion of the milestone payments that could occur under our existing contractual arrangements arise from our KHK agreement; while our revenue from our agreements with AbbVie primarily arises from cost sharing arrangements.

Risks Related to the Development and Commercialization of Our Product Candidates

We are substantially dependent on the success of our lead product candidates, bardoxolone methyl and RTA 408.

To date, we have invested a substantial portion of our efforts and financial resources in the research and development of bardoxolone methyl and RTA 408, which are currently our lead product candidates. These are our only current product candidates that have advanced into clinical development, and it may be years before the trials required for their approval are completed, if ever. Our preclinical programs are less advanced in development and may never enter into clinical trials. Although we believe that antioxidant inflammation modulators, or AIMs, have many potential clinical applications, we may fail to pursue successful indications and may miss opportunities for development in other indications as a result of limited resources. We also may fail to focus our efforts by attempting to develop single product candidates in multiple indications and formulations without success.

At this time, our only active development program for bardoxolone methyl is in PH. Our near-term prospects are dependent upon successful interactions with global regulatory authorities and on successful Phase 3 development and commercialization of bardoxolone methyl.

RTA 408 is in clinical development for FA, MM, immuno-oncology, and post-surgical corneal endothelial cell, or CEC, loss. We will need to complete larger and more extensive controlled clinical trials to validate the results observed in clinical trials to date to continue further development of this product candidate. In addition, although there may be many potentially promising indications beyond those listed above, we are still exploring indications for which further development of, and investment for, RTA 408 may be appropriate. Accordingly, the costs and time to complete development and the related risks are currently unknown.

The clinical and commercial success of bardoxolone methyl and RTA 408 will depend on a number of factors, many of which are beyond our control.

The clinical and commercial success of bardoxolone methyl and RTA 408 will depend on a number of factors, including the following, many of which are beyond our control:

•	the timely initiation, continuation, and completion of our Phase 2 and Phase 3 clinical trials for bardoxolone methyl and RTA 408, which will depend substantially upon requirements for such trials imposed by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies and bodies and the continued commitment and coordinated and timely performance by our collaborators, AbbVie and KHK;

•	our ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;

•	whether we are required by the FDA or other regulatory authorities to conduct additional clinical trials, and the scope and nature of such clinical trials, prior to approval to market our products;

•	the timely receipt of necessary marketing approvals from the FDA and foreign regulatory authorities, including pricing and reimbursement determinations;

•	the ability to successfully commercialize our product candidates for marketing and sale, if approved by the FDA or foreign regulatory authorities, whether alone or in collaboration with others;

•

our ability and the ability of third-party manufacturers to manufacture the quantities of our product candidates with quality attributes necessary to meet regulatory requirements and at a scale and yield sufficient to meet anticipated demand at a cost that allows us to achieve profitability;

•	our success in educating health care providers and patients about the benefits, risks, administration, and use of our product candidates, if approved;

•	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;

•	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates, our third-party manufacturers, and our internal operations;

•	the maintenance of an acceptable safety profile of our products, if any, following any approval;

•	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;

•	our ability to successfully enforce our intellectual property rights for our product candidates and against the products of potential competitors; and

•	our ability to avoid or succeed in third-party patent interference or patent infringement claims.

We cannot assure you that we will ever be able to achieve profitability through the sale of, or royalties from, our product candidates. If we or our collaborators are not successful in obtaining approval for and commercializing our product candidates, or are delayed in completing those efforts, our business and operations would be adversely affected.

If our product candidates receive regulatory approval, we will be subject to ongoing regulatory requirements and we may face future development, manufacturing and regulatory difficulties.

Our product candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and European Medicines Agency, or EMA, requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMP, requirements. As such, we and our potential future contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our product candidates. Promotional communications with respect to prescription drugs also are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Accordingly, once approved, we may not promote our products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	request voluntary product recalls;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•

require us or our potential future collaborators to enter into a consent decree or obtain a permanent injunction against us or our potential future collaborators, which can include shutdown of manufacturing facilities, imposition of fines, reimbursements for inspection costs, taking of specific actions by required due dates, and penalties for noncompliance;

•	impose other administrative or judicial civil or criminal penalties or pursue criminal prosecution;

•	withdraw regulatory approval;

•	refuse to approve pending applications or supplements to approved applications filed by us or by our collaborators or potential collaborators;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products.

Success in earlier Phase 1 and 2 clinical trials for our product candidates, bardoxolone methyl and RTA 408, may not be indicative of the results that may be obtained in larger Phase 3 clinical trials, which may delay or prevent obtaining regulatory approval.

Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Success in preclinical studies and early clinical trials may not be predictive of results in larger clinical trials, and successful results from early or small clinical trials may not be replicated or show as favorable an outcome in larger clinical trials, even if successful. For example, we have previously endeavored to develop bardoxolone methyl for the treatment of chronic kidney disease, or CKD. While bardoxolone methyl appeared to be safe and effective throughout Phase 2 clinical development for kidney disease, we encountered heart failure related to fluid overload during the pivotal Phase 3 trial that resulted in the termination of the CKD program. Heart failure appeared to occur at a very low rate in only a particular type of patient studied during the Phase 3 program, which was not observed during Phase 2. While we have not seen similar safety concerns to date in our other clinical programs with bardoxolone methyl and RTA 408, these studies have involved a relatively small number of patients exposed for a relatively short period of time compared to the Phase 3 clinical trials that we will need to conduct. Accordingly, the Phase 2 clinical trials that we have conducted may not have uncovered safety issues, even if they exist. The biochemical pathways that we believe are affected by bardoxolone methyl and RTA 408 are implicated in a variety of biological processes and disease conditions, and it is possible that the use of our product candidates to treat larger numbers of patients will demonstrate unanticipated adverse effects, including possible drug-drug interactions, which may negatively affect their safety profile.

In addition, we cannot assure you that any potential advantages that we believe bardoxolone methyl may have for treatment of patients with pulmonary arterial hypertension, or PAH, and pulmonary hypertension due to interstitial lung disease, or PH-ILD, will be substantiated by our Phase 3 clinical trials or that we will be able to include a discussion of any advantages in our labeling should we obtain approval. Based on the data from our ongoing Phase 2 clinical trial, we believe that bardoxolone methyl, combined with current standard of care, may have benefits compared to treatment with current standard of care. However, our belief that bardoxolone methyl may offer those benefits is based on a limited amount of data from our Phase 2 trial and our understanding of the likely mechanisms of action for bardoxolone methyl, and such data may not be replicated in a larger Phase 3 trial. Additionally, while we have discussed this trial data with the FDA, we have not yet discussed this trial data with any other global health authority, and these regulatory bodies may not concur that these benefits would translate to approvable trial endpoints or be reflected on our product label.

In addition, we cannot assure you that the potential advantages that we believe RTA 408 may have will be substantiated by our Phase 3 clinical trials or that we will be able to include a discussion of such advantages in our labeling should we obtain approval. Additionally, we have not yet discussed this trial with global regulatory health authorities, and these regulatory bodies may not concur that these benefits would translate to approvable trial endpoints or be reflected on our product label.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early stage development, and we have had, and may face, similar setbacks. In addition, the patient populations under investigation with bardoxolone methyl and RTA 408 have many co-morbidities that may cause severe illness or death, which may be attributed to bardoxolone methyl and RTA 408 in a manner that negatively affects the safety profile of our product candidate. If the results of our ongoing or future clinical trials for bardoxolone methyl and RTA 408 are inconclusive with respect to efficacy, if we do not meet our clinical endpoints with statistical significance, or if there are unanticipated safety concerns or adverse events that emerge during clinical trials, we may be prevented from or delayed in obtaining marketing approval, and even if we obtain marketing approval, any sales may suffer.

We may face delays in completing our ongoing or planned clinical trials with bardoxolone methyl and RTA 408 due to a number of factors, or these studies may not be completed at all.

Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including delay or failure to:

•	reach timely agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	manufacture sufficient quantities of product candidate with acceptable quality attributes for use in clinical trials;

•	obtain required regulatory or institutional review board, or IRB, approval, or guidance;

•	maintain clinical sites in compliance with clinical trial protocols and good clinical practices, or GCP;

•	initiate or add a sufficient number of clinical trial sites;

•	recruit, enroll, and retain patients through the completion of the trial; and

•	address any physician or patient safety concerns that arise during the course of the trial.

In addition, we could encounter delays if a clinical trial is suspended or terminated by us, by the relevant IRBs at the sites at which such studies are being conducted, or by the FDA or other regulatory authorities. A suspension or termination of clinical trials, including imposition of a clinical hold, may result from any number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, changes in laws or regulations, or a principal investigator’s determination that a serious adverse event could be related to our product candidates. Any delays in completing our clinical trials will increase the costs of the trial, delay or prevent the product candidate’s development and approval, and jeopardize our ability to commence marketing and generate revenue. Any of these occurrences may materially and adversely harm our business and operations and prospects.

Our product candidates may cause or have attributed to them undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

Undesirable side effects caused by our product candidates or that may be identified as related to our product candidates by investigators conducting our clinical trials or even related to competing products in development that utilize a similar mechanism of action or act through a similar biological disease pathway could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in the delay or denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Adverse events and serious adverse events, or SAEs, that emerge during treatment with our product candidates or other compounds acting through similar biological pathways may be deemed to be related to our product candidate. This may require longer and more extensive Phase 3 clinical development, or regulatory authorities may increase the amount of data and information required to approve, market, or maintain our product candidates and could result in negative labeling or a restrictive Risk Evaluation and Mitigation Strategy, or REMS. This may also result in an inability to obtain approval of our product candidates.

The occurrence of any or all of these events may cause the development of our product candidates to be delayed or terminated, which could materially and adversely affect our business and prospects. Our product candidates have in the past and may in the future be deemed to cause adverse effects and SAEs.

Clinical trials of our product candidates may not uncover all possible adverse effects that patients may experience.

Clinical trials are conducted in representative samples of the potential patient population, which may have significant variability. By design, clinical trials are based on a limited number of subjects, and are of limited duration of exposure to the product, to determine whether the product candidate demonstrates the substantial evidence of efficacy and safety necessary to obtain regulatory approval. As with the results of any statistical sampling, we cannot be sure that all side effects of our product candidates may be uncovered. It may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare SAEs, and the duration of such studies may not be sufficient to identify when those events may occur. Other products have been approved by the regulatory authorities for which safety concerns have been uncovered following approval. Such safety concerns have led to labeling changes, restrictions on distribution through use of a REMS, or withdrawal of products from the market, and any of our product candidates may be subject to similar risks.

Although to date we have not seen evidence of significant safety concerns with our product candidates in the patient populations currently undergoing clinical trials with bardoxolone methyl or RTA 408 beyond those seen in our Phase 3 BEACON trial of bardoxolone methyl for the treatment of CKD, patients treated with our products, if approved, may experience adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our products, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our products, recall our products, or even withdraw approval for our products.

We may fail to enroll a sufficient number of patients in our clinical trials in a timely manner, which could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the rate at which we can recruit and enroll patients in testing our product candidates. Patients may be unwilling to participate in clinical trials of our product candidates for a variety of reasons, some of which may be beyond our control, including:

•	severity of the disease under investigation;

•	real or perceived availability of alternative treatments;

•	size and nature of the patient population;

•	eligibility criteria for and design of the trial in question;

•	perceived risks and benefits of the product candidate under study;

•	ongoing clinical trials of potentially competitive agents;

•	physicians’ and patients’ perceptions as to the potential advantages of our product candidates being studied in relation to available therapies or other products under development;

•	our CRO’s and our trial sites’ efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	the need to monitor patients and collect patient data adequately during and after treatment.

Patients may be unwilling to participate in our clinical trials for bardoxolone methyl due to the adverse events we previously detected in a subset of patients with advanced CKD, and patients currently controlling their disease with standard of care may be reluctant to participate in a clinical trial with an investigational drug. Likewise, patients may be unwilling to participate in our clinical trials for bardoxolone methyl and RTA 408 due to unforeseen factors beyond our control. Some of the conditions that we are studying, including PH, FA, and MM, are rare diseases and enrollment in clinical trials may be limited by the lack of suitable patients with these diseases. We may not be able to successfully initiate or continue clinical trials if we cannot rapidly enroll a sufficient number of eligible patients to participate in the clinical trials required by regulatory agencies. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit, or terminate on-going or planned clinical trials, any of which could have a material adverse effect on our business and prospects.

If we, our collaborators, or our third-party manufacturers cannot manufacture our product candidates or products at sufficient yields, we may experience delays in development, regulatory approval, and commercialization.

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture our product candidates at sufficient yields and at commercial scale. We have limited direct experience in manufacturing, or managing third parties in manufacturing, certain types of our product candidates in the volumes that are expected to be necessary to support commercialization. Our efforts to establish these capabilities may not meet our requirements as to scale-up, timeliness, yield, cost, or quality in compliance with cGMP. Our clinical trials must be conducted with product candidates produced under applicable cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Our collaborators or experienced third-party manufacturers may encounter difficulties in production, which may include:

•	costs and challenges associated with scale-up and attaining sufficient manufacturing yields;

•	supply chain issues, including the timely availability and shelf life requirements of raw materials and supplies;

•	quality control and assurance;

•	shortages of qualified personnel and capital required to manufacture large quantities of product;

•	compliance with regulatory requirements that vary in each country where a product might be sold;

•	capacity limitations and scheduling availability in contracted facilities; and

•	natural disasters or other force majeure events that affect facilities and possibly limit production.

Even if we are able to obtain regulatory approval of our product candidates, we cannot predict the labeling we will obtain and it may be more narrow than originally sought.

Our clinical trials for bardoxolone methyl and RTA 408 are still at a relatively early stage of clinical development and, while initial data from LARIAT has been discussed with the FDA, and the FDA has concurred with our plan for a Phase 3 trial in CTD-PAH patients, specific labeling language has not yet been discussed with health regulatory authorities. For both bardoxolone methyl and RTA 408, regulatory approvals, if obtained at all, may include very narrowly-defined indications for which these products may be marketed, since this limitation is a common outcome of health authority review and approval processes. Alternatively, the specific labeling language could highlight real or potential perceived risks that could limit the use of the product candidates in the marketplace, or require a REMS. These labeling limitations may be driven by either preclinical or clinical outcomes, some of which may not yet have been observed in our early studies. Such limitations or warnings may affect our ability to successfully commercialize our products. Due to the rarity of the diseases for which our product candidates are targeted, a narrower than expected indication or other restrictions in labeling could significantly affect our ability to generate revenue.

We have never completed a Phase 3 clinical trial or submitted a New Drug Application, or NDA, and may be unable to do so efficiently or at all for bardoxolone methyl, RTA 408, or any product candidate we are developing or may in the future develop.

We have conducted, or are currently conducting, Phase 2 trials for bardoxolone methyl and RTA 408, and we may need to conduct additional Phase 2 trials before initiating our Phase 3 clinical trials with RTA 408. The conduct of Phase 3 trials and the submission of an NDA is a complicated process. We have not previously completed a Phase 3 trial, have limited experience in preparing, submitting, and prosecuting regulatory filings, and have not previously submitted an NDA. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials and other requirements in a way that leads to NDA submission and approval of any product candidate we are developing. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop.

If we are unable to establish sales, marketing, and distribution capabilities or enter into or maintain agreements with third parties to market and sell our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sales, marketing, or distribution of pharmaceutical products in any country. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish sales and marketing capabilities or make and maintain our existing arrangements with third parties to perform these services at a level sufficient to support our commercialization efforts.

To the extent that we would undertake sales and marketing of any of our products directly, there are risks involved with establishing our own sales, marketing, and distribution capabilities. Factors that may inhibit our efforts to commercialize our products, if any, include:

•	our inability to recruit, train, and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	our inability to effectively manage geographically dispersed sales and marketing teams;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to bardoxolone methyl and RTA 408, we are dependent in part in certain territories on the commercialization capabilities of our collaborators, AbbVie and KHK. If our collaborators were to fail to devote the necessary resources and attention to sell and market our products, or in any way be unsuccessful in commercializing our products, if any, in their respective appropriate territories, our business and financial condition would suffer.

If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer. Because the target patient populations of our product candidates are small, we must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth.

We focus our research and product development on treatments for rare and ultra-rare genetic diseases. Given the small number of patients who have the diseases that we are targeting, our profitability and growth depend on successfully identifying patients with these rare and ultra-rare genetic diseases. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and internal estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases, and, as a result, the number of patients with these diseases may turn out to be lower than expected. Our effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Finally, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We face substantial competition. There is a possibility that our competitors may discover and develop drugs and obtain regulatory approval before we do.

The development and commercialization of new pharmaceutical products is highly competitive. Our future success depends on our ability to achieve and maintain a competitive advantage with respect to the development and commercialization of our product candidates. Our objective is to discover, develop, and commercialize new products with superior efficacy, convenience, tolerability, and safety in areas with unmet medical need. Our current development programs are intended to either significantly complement existing therapies or serve disease states for which there are no satisfactory existing products. However, we expect that in some cases, the products that we commercialize, if any, may compete with existing or future products of companies that have large, established commercial organizations.

If bardoxolone methyl is approved and launched commercially for patients with PAH, it would launch into a product landscape of numerous approved therapeutics, including Opsumit® (macitentan), Adempas® (riociguat), Orenitram™ (treprostinil), Letairis® (ambrisentan), Tracleer® (bosentan), Uptravi® (selexipag), and others. These agents, used alone or in combination, currently comprise the standard of care in the treatment of patients with PAH. While we expect our anticipated product profile would be complementary to these therapies, and would add to, rather than attempt to displace, these products, it may be difficult to encourage treatment providers and patients to add our product to their treatment paradigm. We may also face competition from potential new therapies currently in clinical development. For example ralinepag, GS-4997, and dopamine hydroxylase are purported to be in development by such companies as Arena Pharmaceuticals, Inc., Gilead Sciences, Inc., and Bial-Portela & Ca., SA, respectively. These product candidates may be in competition with bardoxolone methyl for patient recruitment and enrollment for clinical trials and may be in competition with bardoxolone methyl if it is approved and launched commercially. Some of these product candidates may enter the market prior to bardoxolone methyl, and some of these product candidates could limit the market or level of reimbursement available for bardoxolone methyl if it is commercialized.

RTA 408 may face similar competitive risks as bardoxolone methyl. For our development program in mitochondrial disorders such as FA and MM, if RTA 408 is approved and launched commercially it may face market competition. Although there are no currently approved therapies for these conditions, there are several competitors who purport to be developing products in this space, including interferon gamma 1b, SHP-622, Bendavia®, cysteamine bitartrate, idebenone, and EPI-743. These candidates are being developed by such companies as Horizon Pharma plc, Shire plc, Stealth Biotherapeutics Inc., and Edison Pharmaceuticals Inc., respectively.

Our development program for RTA 408 for protection against endothelial cell loss may also face market competition. Currently, the only known products with labeling supporting protection of CEC loss are medical devices used during surgery, and there appear to be no other products in development for this indication. However, competitive development programs may emerge which are not yet known to us.

RTA 408 may face market competition if it is approved and launched commercially as part of our development program in immuno-oncology. Numerous therapies are in development for combination treatments in immuno-oncology, including Yervoy® , Opdivo®, Keytruda®, MEDI-4735, MPDL-3280A, and others. These candidates are being developed by such companies as Bristol-Myers Squibb Company, Merck & Co., Inc., AstroZeneca plc, and Roche Holding AG, respectively.

The success of any of these potential competitive products may negatively affect the development and potential for success of our product candidates. In addition, any competitive products that are on the market or in development may compete with our product candidates for patient recruitment and enrollment for clinical trials or may force us to add or change our clinical trial comparators, whether placebo or active, to compare our product candidates against another drug, which may be the new standard of care.

Moreover, many of our competitors have significantly greater resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients, manufacturing pharmaceutical products, and commercialization. Such large and established companies compete aggressively to maintain their market shares. In particular, these companies have greater experience and expertise in securing reimbursement, government contracts, and relationships with key opinion leaders; conducting testing and clinical trials; obtaining and maintaining regulatory approvals and distribution relationships to market products; and marketing approved products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in later stages of development. If we and our collaborators are not able to compete effectively against existing and potential competitors, our business and financial condition may be materially and adversely affected.

Our future commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, third-party payors, and others in the health care community.

Even if we obtain marketing approval for our product candidates, these product candidates may not gain market acceptance among physicians, third-party payors, patients, and others in the health care community. Market acceptance of any approved product depends on a number of other factors, including:

•	the clinical indications for which the product is approved and the labeling required by regulatory authorities for use with the product, including any warnings that may be required in the labeling;

•

acceptance by physicians and patients of the product as a safe and effective treatment and the willingness of physicians to prescribe new therapies and of the target patient population to try new therapies;

•	the cost, safety, efficacy, and convenience of treatment in relation to alternative treatments;

•	the restrictions on the use of our products together with other medications, if any;

•	the availability of adequate coverage and adequate reimbursement or pricing by third-party payors and government authorities; and

•	the effectiveness of our sales and marketing efforts.

We may not be successful in our efforts to identify, license, discover, develop, or commercialize additional product candidates.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and commercialization of our existing product candidates, the success of our business also depends upon our ability to identify, license, discover, develop, or commercialize additional product candidates. Research programs to identify new product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:

•	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•	our product candidates may not succeed in preclinical or clinical testing;

•	our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may be covered by third parties’ patents or other exclusive rights;

•	the market for a product candidate may change during our program so that such a product may become unreasonable to continue to develop;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, license, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

It is difficult to predict the reimbursement or insurance coverage of our products, if approved. Failure to obtain adequate coverage and reimbursement, or obtaining limited reimbursement, from third-party payors may render our products less attractive to patients and healthcare providers.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. Market acceptance and sales of any approved products will depend significantly on obtaining adequate coverage and sufficient reimbursement of our products by third-party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third-party reimbursement applies. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective, and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical, and cost-effectiveness data for the use of our products to the third-party payor, which we may not be able to provide. Furthermore, the reimbursement policies of third-party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such payor will pay for the drug product. Even if we obtain coverage for our product candidates, third-party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products, if any. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. If coverage and reimbursement are not available or are available only to limited levels, we may not be able to commercialize certain of our products, if any.

In countries outside of the United States, price controls may limit the price at which products, if approved, are sold. For example, reference pricing is often used by various European Union member states. Parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available products to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products, if any, is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our collaborators may elect not to commercialize our products, if any, in such countries, and our business and financial condition could be adversely affected.

The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products that may be approved for sale;

•	the price and profitability of our products;

•	coverage and reimbursement applicable to our products;

•	the ability to successfully position and market any approved product; and

•	the taxes applicable to our pharmaceutical product revenue.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing, manufacturing, and commercialization of our product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in a product, negligence, strict liability or breach of warranty. Claims could also be asserted under state consumer protection acts. If we are unable to obtain insurance coverage at levels that are appropriate to maintain our business and operations, or if we are unable to successfully defend ourselves against product liability claims, we may incur substantial liabilities or otherwise cease operations. Product liability claims may result in:

•	termination of further development of unapproved product candidates or significantly reduced demand for any approved products;

•	material costs and expenses to defend the related litigation;

•	a diversion of time and resources across the entire organization, including our executive management;

•	voluntary product recalls, withdrawals, or labeling restrictions;

•	termination of our collaboration relationships or disputes with our collaborators; and

•	reputational damage negatively affecting our other product candidates in development.

We maintain product liability insurance in a customary amount for the stage of development of our product candidates. We currently carry $10 million of clinical trial insurance. The amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Although we believe that we have sufficient coverage based on the advice of our third-party advisors, there can be no assurance that such levels will be sufficient for our needs. Moreover, our insurance policies have various exclusions, and we may be in a dispute with our carrier as to the extent and nature of our coverage, including whether we are covered under the applicable product liability policy. If we are not able to ensure coverage or are required to pay substantial amounts to settle or otherwise contest the claims for product liability, our business and operations would be negatively affected.

Risks Related to Our Reliance on Third Parties

If our collaborators were to elect not to participate in the development and commercialization of our product candidates or to prioritize other initiatives over their collaborations with us, our ability to successfully develop and commercialize our product candidates could suffer.

We have entered into an agreement with KHK with respect to the development and commercialization of bardoxolone methyl for renal, cardiovascular, diabetes, and certain related metabolic indications in certain territories in Asia. We have also entered into a license agreement with respect to the development and commercialization of bardoxolone methyl for renal, metabolic, and cardiovascular indications with AbbVie in certain territories outside the United States that are not covered by the KHK agreement. However, neither AbbVie nor KHK are currently participating in the development of bardoxolone methyl in PH. Additionally, we have entered into a collaboration agreement with AbbVie with respect to the development and commercialization of RTA 408 and other AIM product candidates globally. These agreements contain various provisions related to cost-sharing of product development in certain instances and also provide for commercialization and revenue recognition terms for certain products throughout the major territories of the world.

Our agreements with AbbVie and KHK provide them with certain rights and responsibilities related to participation in product development and commercial product supply of given products in specific territories. If AbbVie or KHK were to elect not to participate in the development and commercialization of our product candidates or to determine that their collaborations with us are no longer a strategic priority, were unable to perform their obligations under the collaboration agreements, or if a successor were to reduce their level of commitment to their collaborations with us, our ability to develop and commercialize our product candidates could suffer. In addition, some of our collaborations are exclusive and preclude us from entering into additional collaboration agreements with other parties in the area or field of exclusivity.

If we fail to establish and maintain strategic collaborations related to our product candidates, we could bear all of the risk and costs related to the development and commercialization of any such product candidate, and we may need to seek additional financing, hire additional employees, and otherwise develop expertise at our cost. This in turn may negatively affect the development of our other product candidates as we direct resources to our most advanced product candidates.

Conflicts with our collaborators could jeopardize our collaboration agreements and our ability to develop and commercialize our product candidates.

Our collaborator AbbVie has certain rights to control decisions and activity regarding the development or commercialization of various product candidates with respect to certain territories. If we have any disagreements with AbbVie with respect to those matters, our plans for obtaining approval may be revised and negatively affect the anticipated timing and potential for success of our product candidates. We have the right under our collaboration agreement with AbbVie to designate RTA 408 as a product candidate for one indication and two related indications, and pursue further development of RTA 408 in such indications, without AbbVie’s consent. However, we are required to obtain AbbVie’s consent to pursue the development of additional indications for RTA 408, which may not be obtainable. Even if RTA 408 or another product candidate is approved, we may remain substantially dependent outside the United States on the commercialization strategy and efforts of our collaborator outside the United States, and our collaborator may not have experience in the areas we elect to pursue.

With respect to the AbbVie collaboration agreement, additional complexities exist. For example, we and AbbVie must reach a consensus on our Phase 3 development program with respect to jointly developed product candidates. Similarly, our collaboration with KHK for bardoxolone methyl requires cooperation between the parties, and failure to do so can negatively affect the development and commercialization of certain of our product candidates or result in termination of the KHK agreement. Multi-party decision-making is complex and involves significant time and effort. There can be no assurance that the parties will cooperate or reach consensus, or that one or both of our collaborators will not ask to proceed independently in some or all of their respective territories or functional areas of responsibility in which the applicable collaborator would otherwise be obligated to cooperate with us. Any disputes or lack of cooperation with AbbVie or KHK may negatively affect the timing or success of our planned clinical trials or commercialization plans.

Certain of our collaborators could also become our competitors in the future. If our collaborators develop competing products, or if we fail to obtain necessary regulatory approvals, or fail to devote sufficient resources to the development and commercialization of our product candidates, the development and commercialization of our product candidates and products could be delayed.

We are also conducting proprietary research programs with molecules and programs that are not covered by our collaboration agreements. Our pursuit of such opportunities could result in conflicts with our collaborators in the event that they take the position that our internal activities overlap with those areas that are exclusive to our collaboration agreements, and we should be precluded from such internal activities. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. In addition, our collaboration agreements may have provisions that give rise to disputes regarding the rights and obligations of the parties. Any conflict with our collaborators could delay collaborative activities, reduce our ability to renew agreements or obtain future collaboration agreements, result in termination of agreements, or result in litigation or arbitration and would negatively affect our relationship with existing collaborators.

We rely on third parties for the conduct of most of our preclinical studies and clinical trials for our product candidates, and if our third-party contractors do not properly and successfully perform their obligations under our agreements with them, we may not be able to obtain or may be delayed in receiving regulatory approvals for our product candidates.

We rely heavily on universities, hospitals, and other institutions and third parties, including the principal investigators and their staff, to carry out our preclinical studies and clinical trials in accordance with our protocols and designs. We also rely on a number of third-party CROs to assist in undertaking, managing, monitoring, and executing our ongoing clinical trials. We expect to continue to rely on CROs, clinical data management organizations, medical institutions, and clinical investigators to conduct our development efforts in the future, including our Phase 3 development programs. We compete with many other companies for the resources of these third parties, and large pharmaceutical companies often have significantly more extensive agreements and relationships with such third-party providers, and such providers may prioritize the requirements of such large pharmaceutical companies over ours. The third parties upon whom we rely may terminate their engagements with us at any time, which may cause delay in the development and commercialization of our product candidates. If any such third party terminates its engagement with us or fails to perform as agreed, we may be required to enter into alternative arrangements, which would result in significant cost and delay to our product development program. Moreover, our agreements with such third parties generally do not provide assurances regarding employee turnover and availability, which may cause interruptions in the research on our product candidates by such third parties.

While our reliance on these third parties for certain development and management activities will reduce our control over these activities, it will not relieve us of our responsibilities. For example, the FDA and foreign regulatory authorities require compliance with regulations and standards, including GCP requirements, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to ensure that the data and results from studies are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Although we rely on third parties to conduct our clinical trials, we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan and protocol under legal and regulatory requirements. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require us to perform additional clinical trials prior to any marketing approval, if granted.

We cannot assure you that, upon inspection by a regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP requirements. Similarly, we rely on certain CROs that conduct nonclinical studies, some of which must be conducted in compliance with good laboratory practice, or GLP, requirements for designing, conducting, monitoring, recording, analyzing, and reporting the results of such studies. If we or any of the CROs that perform nonclinical studies for us fail to comply with applicable GLP requirements, the data generated in those studies may be deemed unreliable and the FDA or other regulatory authorities may require us to repeat or to perform additional studies before an investigational new drug, or IND, application becomes effective or prior to any marketing approval, if granted.

If CROs and other third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to trial protocols or to regulatory requirements, or if they otherwise fail to comply with regulations and trial protocols or meet expected standards or deadlines, the studies of our product candidates may not meet regulatory requirements. If studies do not meet regulatory requirements or if these third parties need to be replaced, the development of our product candidates may be delayed, suspended, or terminated, or the results may not be acceptable. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates on a timely basis, at a reasonable cost, or at all.

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product candidate manufacturing activities and we intend to rely on third parties for potential commercial product manufacturing. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

We do not own any facility that may be used to conduct clinical-scale manufacturing and processing, and we must rely on collaborators and outside vendors to manufacture supplies and process our product candidates. We have not yet caused our product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates. In addition, our anticipated reliance on a limited number of third-party manufacturers exposes us to certain risks.

If a replacement contractor is needed, we may be unable to identify manufacturers, especially with acceptable terms, because the number of potential manufacturers is limited. Additionally, the FDA or an equivalent foreign regulatory agency must evaluate any replacement contractor added after initial approval and we must demonstrate comparability of product produced at any new manufacturer added after completion of Phase 3 clinical trials or initial product approval. This process would require additional development work, testing and compliance inspections. A new manufacturer would also have to be educated in, or develop substantially equivalent processes for, production of our product candidates and products, if any.

Our third-party manufacturers might be unable to timely formulate and manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any. Contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately. Our contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products.

Manufacturers are subject to ongoing periodic unannounced inspection by the FDA or corresponding agencies in other geographic locations, to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. Although we do not have control over third-party manufacturers’ compliance with these regulations and standards, we are ultimately responsible for ensuring that our product candidates are manufactured in accordance with cGMP.

We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates and products, if any. Our third-party manufacturers could misappropriate our proprietary technology, including our trade secrets and know-how.

Our third-party manufacturers could breach or terminate their agreements with us in a manner or at a time that may negatively affect our planned development and commercialization activities or the timelines for the achievement of development and commercialization activities.

Raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects. Our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters. Disruptions to the operations of our third-party manufacturers or suppliers unrelated to our product candidates could occur, including the bankruptcy of a manufacturer or supplier or a catastrophic event or another type of force majeure event affecting a manufacturer or supplier.

Each of the risks discussed could delay our clinical trials, the approval of any of our product candidates by the FDA or the commercialization of our product candidates, and could result in higher costs or deprive us of potential product revenue. In addition, we will rely on third parties to perform release tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied to the FDA’s satisfaction.

Our product candidates and certain of the components of our product candidates are currently acquired from single-source suppliers and have been purchased without long-term supply agreements. The loss of any of these suppliers, or their failure to supply us with supplies of sufficient quantity and quality to obtain and complete manufacture of drug substance or finished drug product of acceptable quality at an acceptable price, would materially and adversely affect our business.

We do not have agreements with alternative or secondary suppliers of drug substance, a drug product intermediate, or final drug product candidates. Additionally, we do not have agreements with alternative suppliers of certain components of our product candidates. To date, we have used purchase orders for the supply of key materials that we use in our product candidates. We may be unable to enter into long-term commercial supply arrangements with our vendors or to do so on commercially reasonable terms, which could have a material adverse effect upon our business. In addition, we rely on our contract manufacturers to purchase from third-party suppliers some of the materials necessary to produce our product candidates. In certain instances, we do not have direct control over the acquisition of those materials by our contract manufacturers. Moreover, we do not have any agreements for the commercial production of those materials. If a key supplier became unable to supply a key intermediate, the drug substance, or a key component, the lead time required to reinitiate supply source from the alternative suppliers presents risk of delay and potential shortages of supply of our product candidates. The logistics of our product candidate supply chains, which includes shipment of non-FDA regulated materials and intermediates from countries such as China, Japan, and Spain, adds additional time and risk to the manufacture of our product candidates.

Risks Related to Our Intellectual Property

We rely on adequate protection of our proprietary technologies to compete effectively in our market.

We rely upon a combination of intellectual property rights, patents, trademarks, and trade secrets, and contractual arrangements to protect the intellectual property related to our technologies. We will only be able to protect our products and proprietary information and technology by preventing unauthorized use by third parties to the extent that our patents, trademarks, trade secrets, and contractual position allow us to do so. Any disclosure to or misappropriation by third parties of our trade secrets or confidential information could compromise our competitive position. Moreover, we may in the future be involved in legal or administrative proceedings involving our intellectual property that are initiated by us or by third parties. As our product candidates continue in development, third parties may infringe or misappropriate, or attempt to challenge the validity and enforceability of, our patents, trademarks, trade secrets, and proprietary information and technologies. In addition, third parties may accuse our product candidates of infringement of third party intellectual property. Any of these proceedings can result in significant costs and commitment of management time and attention.

We also may in the future be involved in initiating legal or administrative proceedings involving our intellectual property and the product candidates of our competitors. These proceedings can result in significant costs and commitment of management time and attention, and there can be no assurance that our efforts would be successful in preventing or limiting the ability of our competitors to market competing products.

Composition-of-matter patents relating to the active pharmaceutical ingredient are generally considered to be the strongest form of patent protection for pharmaceutical products, as such patents provide protection not limited to a particular method of use or formulation. Method-of-use patents protect the use of a product for the specified method(s), and do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Both bardoxolone methyl and RTA 408 are protected by issued United States and foreign patents containing composition-of-matter claims, with additional applications still pending in the United States and a number of foreign jurisdictions. In addition, both product candidates are protected by issued United States and foreign patents claiming methods of use, with additional applications still pending in the United States and a number of foreign jurisdictions. We rely on a combination of these and other types of patents to protect our product candidates, and there can be no assurance that our intellectual property will create and sustain the competitive position of our product candidates. We may choose not to file patent applications to protect certain technologies, and may also choose to allow certain patents or patent applications to lapse or expire based on cost-benefit considerations.

Pharmaceutical product patents involve highly complex legal and scientific questions and can be uncertain. Pending patent applications that we own or license, and new applications filed by us or our licensors, may fail to result in issued patents. Third parties may challenge the validity or enforceability of our issued patents or patents resulting from our pending or future applications, which may result in such patents being narrowed, invalidated, or held unenforceable. Even if our patents and patent applications are not challenged by third parties, those patents and patent applications may not prevent others from designing around our claims and may not otherwise adequately protect our product candidates. If the breadth or strength of protection provided by the patents and patent applications we hold with respect to our product candidates is threatened, competitors with significantly greater resources could threaten our ability to commercialize our product candidates. Discoveries are generally published in the scientific literature well after their actual development. Patent applications in the United States and other countries are typically not published until 18 months after filing and in some cases are never published. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or patent applications, or that we or our licensors were the first to file for patent protection covering such inventions. Subject to meeting other requirements for patentability, for U.S. patent applications filed prior to March 16, 2013, the first to invent the claimed invention is entitled to receive patent protection for that invention while, outside the United States, the first to file a patent application encompassing the invention is entitled to patent protection for the invention. The United States moved to a “first to file” system under the Leahy-Smith America Invents Act, or AIA, effective March 16, 2013. The effects of this change and other elements of the AIA are currently unclear, as the U.S. Patent and Trademark Office, or USPTO, is still implementing associated regulations, and the applicability of the AIA and associated regulations to our patents and patent applications have not been fully determined. This new system also includes new procedures for challenging issued patents and pending patent applications, which creates additional uncertainty. We may become involved in opposition or interference proceedings challenging our patents and patent applications or the patents and patent applications of others, and the outcome of any such proceedings are highly uncertain. An unfavorable outcome in any such proceedings could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology and compete directly with us, or result in our inability to manufacture, develop, or commercialize our product candidates without infringing the patent rights of others.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how, information, or technology that is not covered by our patents. Although our agreements require all of our employees to assign their inventions to us, and we require all of our employees, consultants, advisors, and any third parties who have access to our trade secrets, proprietary know-how, and other confidential information and technology to enter into appropriate confidentiality agreements, we cannot be certain that our trade secrets, proprietary know-how, and other confidential information and technology will not be subject to unauthorized disclosure or that our competitors will not otherwise gain access to or independently develop substantially equivalent trade secrets, proprietary know-how, and other information and technology. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property globally. If we are unable to prevent unauthorized disclosure of our intellectual property related to our product candidates and technology to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business and operations.

We may be involved in intellectual property disputes with third parties and competitors that could be costly and time consuming and negatively affect our competitive position.

Our commercial success may depend on our avoiding infringement of the patents and other proprietary rights of third parties as well as on enforcing our patents and other proprietary rights against third parties. Pharmaceutical and biotechnology intellectual property disputes are characterized by complex, lengthy, and expensive litigation over patents and other intellectual property rights. We may initiate, become a party to, or be threatened with, future litigation or other proceedings regarding intellectual property rights with respect to our product candidates and competing products.

As our product candidates advance toward commercialization, we or our collaborators may be subject to intellectual property infringement or misappropriation claims from third parties. We attempt to ensure that our product candidates do not infringe third-party patents and other proprietary rights. However, the patent landscape in competitive product areas is highly complex, and there may be patents of third parties of which we are unaware that may result in claims of infringement. Accordingly, there can be no assurance that our product candidates do not infringe proprietary rights of third parties, and parties making claims against us may seek and obtain injunctive or other equitable relief, which could potentially block further efforts to develop and commercialize our product candidates including bardoxolone methyl or RTA 408. Any litigation involving defense against claims of infringement, regardless of the merit of such claims, would involve substantial litigation expense and would be a substantial diversion of management time.

If we succeed in commercializing one or more of our product candidates, including bardoxolone methyl or RTA 408, under U.S. law, the approved product would likely be considered a new chemical entity and, if so, would benefit from a period of data exclusivity in which no competitor could receive marketing approval for a product containing the same active pharmaceutical ingredient. Similar laws provide various periods of data exclusivity for new chemical entities in Europe and certain other foreign jurisdictions. Once the applicable period of regulatory exclusivity has expired, competitors may seek to market generic versions of our products even though issued patents protecting those products are still in force. In the event that a generic competitor seeks such approval, it may be necessary for us to take legal action to enforce our patents. In addition, the generic competitor may seek to invalidate our patents or to obtain a ruling of non-infringement in a court proceeding or by challenging our patents through interference, reexamination, inter partes review, and post-grant review proceedings before the USPTO or through other comparable proceedings, such as oppositions or invalidation proceedings, before foreign patent offices. Any such resulting litigation or administrative proceedings would involve substantial expense, would be a substantial diversion of management time, and could create uncertainty regarding future sales of our products. Findings of invalidity or non-infringement with respect to our patents could have a material adverse effect on our business. Moreover, third parties, including generic competitors or others, may initiate judicial or administrative proceedings in the United States and foreign jurisdictions to challenge our patents from time to time, which could have a material adverse effect on our business.

We may consider administrative proceedings and other means for challenging third-party patents and patent applications. Third parties may also challenge our patents and patent applications, through interference, reexamination, inter partes review, and post-grant review proceedings before the USPTO, or through other comparable proceedings, such as oppositions or invalidation proceedings, before foreign patent offices. An unfavorable outcome in any such challenge could result in loss of patent protection for our technology or require us to cease using the related technology and to attempt to license rights to it from the prevailing third party, which may not be available on commercially reasonable terms, if at all, in which case our business could be harmed. Even if we are successful, participation in administrative proceedings before the USPTO or a foreign patent office may result in substantial costs and time on the part of our management and other employees.

Furthermore, there is a risk that any public announcements concerning the existence, status or outcomes of intellectual property litigation or administrative proceedings may adversely affect the price of our stock. If securities analysts or our investors interpret such existence, status or outcomes as negative or otherwise creating uncertainty, our Class A common stock price may be adversely affected.

Our reliance on third parties and our agreements with collaborators require us to share our trade secrets. Confidentiality agreements may not prevent a competitor from discovering, misappropriating, or disclosing them.

Our reliance on third-party contractors to develop and manufacture our product candidates is based upon agreements that limit the rights of the third parties to use or disclose our confidential information, including our trade secrets and know-how. Despite the contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets and information are disclosed or used, even if unintentionally, in violation of these agreements. In the highly competitive markets in which our product candidates are expected to compete, protecting our trade secrets, including our strategies for addressing competing products, is imperative, and any unauthorized use or disclosure could impair our competitive position and may have a material adverse effect on our business and operations.

In addition, our collaborators are larger, more complex organizations than ours, and the risk of inadvertent disclosure of our proprietary information may be increased despite their internal procedures and the contractual obligations in place with our collaborators. Despite our efforts to protect our trade secrets and other confidential information, a competitor’s discovery of such trade secrets and information could impair our competitive position and have an adverse effect on our business.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our business.

In addition, while we require our employees or contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We have an extensive worldwide patent portfolio. The cost of maintaining our patent protection is high and requires continuous review and compliance. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

The USPTO and foreign patent authorities require maintenance fees and payments as well as continued compliance with a number of procedural and documentary requirements. Noncompliance may result in abandonment or lapse of the subject patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance may result in reduced royalty payments for lack of patent coverage in a particular jurisdiction from our collaborators or may result in increased competition, either of which could have a material adverse effect on our business.

We have made, and will continue to make, certain strategic decisions in balancing costs and the potential protection afforded by the patent laws of certain countries. As a result, we may not be able to prevent third parties from practicing our inventions in all countries throughout the world, or from selling or importing products made using our inventions in and into the United States or other countries. Third parties may use our technologies in territories in which we have not obtained patent protection to develop their own products and, further, may infringe our patents in territories which provide ineffective or inadequate enforcement mechanisms, even if we have patent protection. Such third-party products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, and we may encounter significant problems in securing and defending our intellectual property rights outside the United States.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain countries. The legal systems of certain countries, particularly certain developing countries, do not always favor the enforcement of patents, trade secrets, and other intellectual property rights, particularly those relating to pharmaceutical products, which could make it difficult for us to stop infringement of our patents, misappropriation of our trade secrets, or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our intellectual property rights in foreign countries could result in substantial costs, divert our efforts and attention from other aspects of our business, and put our patents in these territories at risk of being invalidated or interpreted narrowly, or our patent applications at risk of not being granted, and could provoke third parties to assert claims against us. We may not prevail in all legal or other proceedings that we may initiate and, if we were to prevail, the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not prevent all potential threats to competitive advantages we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and intellectual property rights may not adequately protect our business or permit us to maintain our competitive advantage.

The following examples are illustrative:

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Others may be able to make compounds that are the same as or similar to our current or future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	We or any of our licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	We or any of our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	The prosecution of our pending patent applications may not result in granted patents;

•	Granted patents that we own or have licensed may not cover our products or may be held not infringed, invalid or unenforceable, as a result of legal challenges by our competitors;

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With respect to granted patents that we own or have licensed, especially patents that we either acquire or in-license, if certain information was withheld from or misrepresented to the patent examiner, such patents might be held to be unenforceable;

•	Patent protection on our product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product;

•	Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for such activities, as well as in countries in which we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in markets where we intend to market our product candidates;

•	We may not develop additional proprietary technologies that are patentable;

•	The patents of others may have an adverse effect on our business; and

•	We may choose not to file a patent application for certain technologies, trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Additionally, competitors could enter the market with generic versions of our product candidates, which may adversely affect sales of our product candidates, if approved. Under the Drug Price Competition and Patent Term Restoration Action of 1984, also referred to as the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product. A manufacturer may also submit an NDA under Section 505(b)(2) of the U.S. Food, Drug and Cosmetic Act that references the FDA’s finding of safety and effectiveness of a previously approved drug. An NDA product submitted under Section 505(b)(2) (a 505(b)(2) NDA) may be a new or improved version of the original innovator product. Innovative small molecule drugs may be eligible for certain periods of regulatory exclusivity (e.g., five years for new chemical entities, three years for changes to an approved drug requiring a new clinical trial, and seven years for orphan drugs), which precludes FDA approval of, or in some circumstances, the FDA filing and review of, an ANDA or 505(b)(2) NDA relying on the FDA’s finding of safety and effectiveness for the innovative drug. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation, or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” also known as the Orange Book. If there are patents listed in the Orange Book, a generic applicant that seeks to market its product before expiration of the patents listed in the Orange Book must include in the ANDA or 505(b)(2) NDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must also be given to the innovator and, if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA will be stayed for 30 months or a longer or shorter period determined by the court.

Accordingly, if our product candidates are approved, competitors could file ANDAs for generic versions of our product candidates that reference our product candidates. If there are patents listed for our product candidates in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could more immediately face generic competition and its sales would likely decline materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our results of operations and cash flows could be materially and adversely affected.

We will need to obtain FDA approval of any proposed product names, and any failure or delay associated with such approval may adversely affect our business.

Any proprietary name or trademark we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the USPTO. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies certain medical claims or contributes to an overstatement of efficacy. If the FDA objects to any product names we propose, we may be required to adopt an alternative name for our product candidates. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If we do not obtain additional protection under the Hatch-Waxman Act and similar foreign legislation extending the terms of our patents and obtaining data exclusivity for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA regulatory approval for our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Patent term restorations, however, are limited to a maximum of five years and cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA.

The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened, our competitors may obtain earlier approval of competing products, and our ability to generate revenue could be materially adversely affected.

Risks Related to Government Regulation

The regulatory approval process is highly uncertain, and we may not obtain regulatory approval for the commercialization of our product candidates.

The time required to obtain approval, if any, by the FDA and comparable foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that none of bardoxolone methyl, RTA 408, or any future product candidates we may discover, in-license, or acquire and seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the FDA or other regulatory authorities for many reasons, including:

•	inadequate design or implementation of our clinical trials;

•	failure to demonstrate to the satisfaction of regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical, or clinical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	FDA refusal to accept efficacy results from clinical trial sites outside the United States where the standard of care is potentially different from that in the United States;

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the insufficiency of data collected from preclinical studies and clinical trials of our present or future product candidates to support the submission and filing of an NDA or other submission or to obtain regulatory approval;

•	inadequate manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;

•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval;

•	the CROs that conduct clinical trials on our behalf may take actions outside of our control that materially adversely affect our clinical trials;

•	collaborators may not perform or complete their activities contributing to our development programs in a timely manner or at all; or

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one or more SAEs may be related or possibly related to one of our product candidates, and any such determination may adversely affect our ability to obtain regulatory approval, whether or not the determination is correct.

The FDA or other regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program altogether. Even if we do obtain regulatory approval, our product candidates may be approved for fewer or more limited indications than we request, approval may be contingent on the performance of costly post-marketing clinical trials, or approval may require labeling that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if our product candidates produce undesirable side effects or safety issues, the FDA may require the establishment of a REMS or other regulatory authorities may require the establishment of a similar strategy, that may restrict distribution of our approved products, if any, and impose burdensome implementation requirements on us. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we believe our current or planned clinical trials are successful, regulatory authorities may not agree that our completed clinical trials provide adequate data on safety or efficacy. Approval by one regulatory authority does not ensure approval by any other regulatory authority. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. We may not be able to file for regulatory approvals, and even if we file we may not receive the necessary approvals to commercialize our product candidates in any market.

We may be unable to obtain orphan drug designations for some of our product candidates or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Moreover, even if one of our drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease.

We have received orphan designation for bardoxolone methyl for the treatment of PAH. We have requested orphan designation for RTA 408 for the treatment of FA and malignant melanoma, and plan to seek orphan drug designation for some of our other product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, including mitochondrial myopathies. The FDA has requested additional information on our request for the orphan designation of RTA 408 for the treatment of FA and malignant melanoma. In the future, exclusive marketing rights in the United States, if granted, may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we have sought or intend to seek orphan drug designation, we may never receive approval for such designations.

We may fail to obtain breakthrough therapy designation for some or all of our product candidates.

In 2012, the U.S. Congress established a breakthrough therapy designation which is intended to expedite the development and review of products that treat serious or life-threatening diseases when “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” The designation of a product candidate as a breakthrough therapy provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate and help to ensure collection of appropriate data needed to support approval, more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers, intensive guidance on an efficient drug development program, beginning as early as Phase 1, organizational commitment involving senior managers, and eligibility for rolling review and priority review.

Breakthrough therapy designation does not change the standards for product approval. Once we have obtained the requisite preliminary clinical evidence, we intend to seek breakthrough therapy designation for those of our product candidates being tested in serious or life-threatening disease areas, including PH, FA, MM, and melanoma, but there can be no assurance that we will receive breakthrough therapy designation.

If our product candidates obtain marketing approval, we will be subject to more extensive healthcare laws, regulation, and enforcement, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

If we obtain approval for any of our product candidates, the regulatory requirements applicable to our operations, in particular our sales and marketing efforts, will increase significantly with respect to our operations.

Also, the potential for civil and criminal enforcement by the federal government and the states and foreign governments will increase with respect to the conduct of our business. The laws that may affect our operations in the United States, currently and in the future, include, without limitation:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims that are false or fraudulent to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements, including mandatory contractual terms, on certain types of entities, relating to the privacy, security, and transmission of individually identifiable health information;

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the federal legislation commonly referred to as the Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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state law equivalents of each of the above federal laws, such as the federal Anti-Kickback Statute and false claims laws, that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or which otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other and from HIPAA in significant ways, thus complicating compliance efforts.

The scope of these laws and our lack of experience in establishing the compliance programs necessary to comply with this complex and evolving regulatory environment increase the risks that we may violate the applicable laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and imprisonment, any of which could materially adversely affect our ability to operate our business and our financial results.

The full effect of recent U.S. healthcare reform and other changes in the healthcare industry and in healthcare spending is currently unknown, and the reform and other changes may adversely affect our business model.

The commercial potential for our approved products, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry. New laws, regulations, or judicial decisions or new interpretations of existing laws, regulations, or decisions, related to healthcare availability, the method of delivery, or payment for healthcare products and services could adversely affect our business, operations, and financial condition.

For example, the Patient Protection and Affordable Care Act, or PPACA, was enacted in 2010 with a goal, among others, of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The PPACA, among other things, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. PPACA also expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the fiscal years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. These reductions have been extended through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed in to law, which, among other things, reduced Medicare payments to several types of health care providers.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products that may be approved for sale;

•	the price and profitability of our products;

•	coverage and reimbursement applicable to our products;

•	the ability to successfully position and market any approved product; and

•	the taxes applicable to our pharmaceutical product revenue.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.

We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could result in significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, comply with the FCPA and other anti-bribery laws, report financial information or data accurately, or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions, delays in clinical trials, or serious harm to our reputation. We have adopted a code of conduct for our directors, officers and employees, or the Code of Ethics and Business Conduct, but it is not always possible to identify and deter employee misconduct. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could harm our business, results of operations, financial condition, and cash flows, including through the imposition of significant fines or other sanctions.

If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials, and also produce hazardous waste products. We contract with third parties for the disposal of these materials and wastes but we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials.

In addition, we may incur substantial costs to comply with current or future environmental, health, and safety laws and regulations applicable to our operations in the United States and foreign countries. These current or future laws and regulations may impair our research, development or manufacturing efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions.

Risks Related to Our International Operations

A variety of risks associated with operating our business internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we and any potential collaborators in those jurisdictions will be subject to additional risks related to operating in foreign countries, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	different standards of care in various countries that could complicate the evaluation of our product candidates;

•	different United States and foreign drug import and export rules;

•	reduced protection for intellectual property rights in certain countries;

•	unexpected changes in tariffs, trade barriers, and regulatory requirements;

•	different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are being developed;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	compliance with the FCPA, and other anti-corruption and anti-bribery laws;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by foreign distributors; and

•	business interruptions resulting from natural disasters or geopolitical actions, including war and terrorism.

Risks Related to the Operation of Our Business

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials and, if approved, through commercialization, we will likely need to expand our development, regulatory, quality assurance, manufacturing, commercialization, and administration capabilities or contract with third parties to provide these capabilities for us. As our operations expand and we undertake the efforts and expense to operate as a public reporting company, we expect that we will need to increase the responsibilities on members of management and manage any future growth effectively. Our failure to effectively manage our growth in this regard could prevent us from successfully implementing our strategy and maintaining the confidence of investors in our company.

If we fail to attract and keep senior management and key personnel, in particular our Chief Executive Officer, Chief Medical Officer, and Chief Development Officer, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

We are highly dependent on our Chief Executive Officer, Warren Huff, our Chief Medical Officer, Colin Meyer, and our Chief Development Officer, Keith Ward. The loss of the services of Mr. Huff, Dr. Meyer, or

Dr. Ward, could significantly negatively affect the development and commercialization of our product candidates, our existing collaborative relationships, and our ability to successfully implement our business strategy.

Recruiting and retaining qualified commercial, development, scientific, clinical, and manufacturing personnel is and will continue to be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialize product candidates. We may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the intense competition among numerous companies for similar personnel. This may be particularly the case in the Dallas area, which does not possess as large a talent base of pharmaceutical professionals as that found in some other areas of the country.

If we are unable to continue to attract and retain personnel with the quality and experience applicable to our product candidates, our ability to pursue our strategy will be limited and our business and operations would be adversely affected.

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems, and those of our CROs, collaborators, and other third parties upon which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs. For example, the loss of clinical trial data from completed, ongoing, or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

The occurrence of natural disasters, including a tornado, an earthquake, fire or any other catastrophic event, could disrupt our operations or the operations of third parties who provide vital support functions to us, which could have a material adverse effect on our business, results of operations and financial condition.

We and the third-party service providers on which we depend for various support functions, such as data storage, are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism, and similar unforeseen events beyond our control. Our corporate headquarters and other facilities are located in the Dallas area, which in the past has experienced damaging storms including tornadoes. Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition, and prospects.

If a natural disaster, power outage, or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure such as our data storage facilities, financial systems or manufacturing resource planning and quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Furthermore, parties in our supply chain may be operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Risks Related to Our Class A Common Stock and This Offering

We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result, it may be difficult for you to sell your shares of our Class A common stock.

Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may depress the market price of our Class A common stock and make it difficult for you to sell your shares of Class A common stock at an attractive price, or at all. Further, certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $     million of shares of our Class A common stock in this offering at the public offering price. To the extent our major stockholders or their affiliates purchase any shares in this offering, fewer shares may be actively traded in the public market, which would reduce the liquidity of the market for our Class A common stock. Further, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to enter into collaboration arrangements or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

The market price of our Class A common stock may be highly volatile, and you may not be able to resell your shares of Class A common stock at or above the initial public offering price.

In general, pharmaceutical, biotechnology, and other life sciences company stocks have been highly volatile in the current market. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks is sometimes unrelated to the operating performance of particular companies, and stocks often respond to trends and perceptions rather than financial performance. In particular, the market price of shares of our Class A common stock could be subject to wide fluctuations in response to the following factors:

•	results of clinical trials of our product candidates, including bardoxolone methyl and RTA 408;

•	the timing of the release of results of and regulatory updates regarding our clinical trials;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	results of clinical trials of our competitors’ products;

•	safety issues with respect to our product candidates or our competitors’ products;

•	regulatory actions with respect to our product candidates and any approved products or our competitors’ products;

•	fluctuations in our financial condition and operating results;

•	adverse developments concerning our third-party collaborations and our manufacturers;

•	the termination of a third-party collaboration, significant difficulties with an established collaboration or the inability to establish additional collaborations;

•	the publication of research reports by securities analysts about us or our competitors or our industry or negative recommendations or withdrawal of research coverage by securities analysts;

•	the inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	the ineffectiveness of our internal controls;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	announced strategic decisions by us or our competitors;

•	changes in legislation or other regulatory developments affecting our product candidates or our industry;

•	fluctuations in the valuation of the pharmaceutical industry and particular companies perceived by investors to be comparable to us;

•	sales of our Class A common stock or Class B common stock by us, our insiders or our other stockholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	changes in accounting principles;

•	terrorist acts, acts of war, or periods of widespread civil unrest;

•	natural disasters such as earthquakes and other calamities;

•	changes in market conditions for pharmaceutical stocks;

•	changes in general market and economic conditions; and

•	the other factors described in this “Risk Factors” section.

As a result of fluctuations caused by these and other factors, comparisons of our operating results across different periods may not be accurate indicators of our future performance. Any variances that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our Class A common stock to fluctuate significantly. Moreover, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors, and principal stockholders have the effect of concentrating the voting power of our common stock and will limit your control over matters subject to stockholder approval.

Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to three votes per share. As of February 29, 2016, our executive officers, directors and principal stockholders, together with their respective affiliates, collectively owned shares representing approximately 62.1% of our total Class B common stock, including shares subject to outstanding options that are exercisable within 60 days after such date. We expect that upon completion of this offering our executive officers, directors and principal stockholders will collectively hold shares representing at least 62.1% of our outstanding Class B common stock, including shares subject to outstanding options that are exercisable within 60 days of such date, and         % of our outstanding common stock (before giving effect to any shares purchased by any of them in the offering). In addition, certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $     million of shares of our Class A common stock in this offering at the public offering price. Such a purchase, if completed, would be made at the public offering price and on the same terms as the shares that are sold to the public generally. Additionally, the underwriters have reserved for sale, at the initial public offering price, up to              shares of our Class A common stock being offered for sale to our employees, executive officers, directors, director nominees, stockholders, business associates, persons related to the company and our affiliates and their friends and family as part of a directed share program. Because of the greater number of votes per share attributed to our Class B common stock, upon completion of this offering our existing stockholders will collectively own shares representing approximately         % of the voting power of our outstanding capital stock, and our executive officers, directors, and principal stockholders will collectively own shares representing approximately         % of the voting power of our outstanding capital stock (in each case, before giving effect to any shares purchased by any of them in the offering). The holders of Class B common stock collectively will continue to be able to control a majority of the voting power even if their stock holdings represent as few as approximately         % of the outstanding number of shares of our common stock.

Accordingly, even after this offering, these stockholders will be able to exert control over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. The interests of those stockholders may differ from those of other stockholders, and they may vote their shares in a way that is contrary to the way other stockholders vote their shares. This concentration of ownership could have the effect of entrenching our management or the board of directors, delaying or preventing a change in our control, or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market value of our Class A common stock. Future transfers by holders of Class B common stock will generally result in those shares converting on a 1 for 1 basis to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term, which may include our executive officers, directors and affiliates.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and for so long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Specifically, the JOBS Act:

•

permits us to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	eliminates the requirement to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	removes the requirement to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board;

•	reduces disclosure obligations regarding executive compensation; and

•	exempts us from the requirements of holding a non-binding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

This prospectus is based upon the reduced reporting burdens under the JOBS Act, and we expect to continue reporting at these reduced levels for so long as we are permitted under the JOBS Act. Specifically, we could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including any of the following: if the market value of our common stock held by non-affiliates exceeds $700 million as of June 30 in any calendar year before that time or if we have total annual gross revenue of $1 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the end of such year or, if we issue more than $1 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. If any investors find our Class A common stock less attractive as a result, there may be a less active market for our Class A common stock and our stock price may be more volatile.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Class A common stock to drop significantly and impede our ability to raise future capital, even if our business is doing well.

After this offering, we will have              shares of Class A common stock outstanding, which may be resold in the public market immediately, subject to any restrictions imposed on our affiliates under Rule 144, and subject to lock-up agreements applicable to participants in the directed share program and to any officers or directors and their affiliates purchasing in the offering. After this offering, we will have 23,197,583 shares of Class B common stock outstanding representing         % of our outstanding shares of common stock after this offering, all of which are currently restricted as a result of securities laws or lock-up agreements, but will be able to be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales, in the near future. For more information, see “Shares Eligible for Future Sale—Rule 144.”

Additionally, our Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010, or the Registration Rights Agreement, entered into with certain of our investors in connection with our Series A through H preferred stock financings, provides certain registration rights for 10,647,563 shares of Class B common stock. For further details on the Registration Rights Agreement, see the section of this prospectus captioned “Description of Capital Stock—Stockholder Registration Rights.” Once we register these shares of Class B common stock and they are converted to Class A common stock, they can be freely sold in the public market.

In addition, as of the date of this prospectus, there are approximately 2,022,153 shares subject to outstanding options to purchase Class B common stock, including 1,223,573 shares subject to options to be granted as of the date that we sign the underwriting agreement for this offering, that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We also intend to register all shares of Class A common stock or Class B common stock that we may issue under our employee benefit plans, including our Amended and Restated 2007 Long Term Incentive Plan, or 2007 LTIP. Once we register these shares of Class A common stock and Class B common stock and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, the restrictions imposed on our affiliates under Rule 144 and, in the case of Class B common stock, conversion to Class A common stock. For more information, see “Shares Eligible for Future Sale—Rule 144.”

Sales of a substantial number of shares of our Class A common stock in the public market, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. If the market price of our Class A common stock is low, we may not be able to raise additional equity in amounts sufficient to fund our business plans or we may issue significant additional shares to raise funds, resulting in significant dilution to our stockholders.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase Class A common stock in this offering, you will pay a price per share that substantially exceeds our adjusted net tangible book value per share after this offering. To the extent shares subsequently are issued under options, you will incur further

dilution. Based on an initial assumed public offering price of $        , the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution of $         per share, representing the difference between our net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed approximately         % of the aggregate price paid by all purchasers of our stock but will own approximately         % of our common stock outstanding after this offering.

In addition, as of December 31, 2015, we had outstanding stock options to purchase an aggregate of 798,580 shares of Class B common stock at a weighted average exercise price of $11.11 per share and we expect to grant an additional 1,223,573, options to purchase shares of our Class B common stock on the date we sign the underwriting agreement for this offering. To the extent these outstanding options are exercised, there will be further dilution to investors in the offering. Further, because we may need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of Class A common stock or securities convertible into or exchangeable for Class A common stock.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to further development of our product candidates in additional indications and for general corporate purposes. See the section of this prospectus entitled “Use of Proceeds.” Although we plan to use the net proceeds from this offering as described, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could affect our ability to continue to develop, manufacture, and commercialize our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or loses value.

We will incur increased costs as a result of operating as a public company, and we expect to devote substantial resources to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of The NASDAQ Global Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We intend to invest resources to comply with laws, regulations, and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Specifically, to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Class A common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will need to continue to dedicate internal resources and utilize outside consultants and continue to execute a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We cannot assure you that there will not be material weaknesses or significant deficiencies in our disclosure controls or our internal controls over financial reporting in the future.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, and harm our business, results of operations, financial condition, and cash flows and future prospects.

While we have no specific plans to acquire any other businesses, we may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our present or future product candidates and business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our existing stockholders’ percentage of ownership;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets, or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies, or employees or other assets of the acquisition target;

•	increases to our expenses;

•	disclosed or undisclosed liabilities of the acquired asset or company;

•	diversion of management’s attention from their day-to-day responsibilities;

•	reprioritization of our development programs and even cessation of development and commercialization of our current product candidates;

•	harm to our operating results or financial condition;

•	entrance into markets in which we have limited or no prior experience; and

•	potential loss of key employees, particularly those of the acquired entity.

We may not be able to complete any acquisitions or effectively integrate the operations, products or personnel gained through any such acquisition.

Provisions in our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current directors or management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing its market price. In addition, because our board of directors is responsible for appointing the members of our executive management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•

provide for a dual class common stock structure, as a result of which our current Class B common stock holders will have control over matters requiring stockholder approval, including significant corporate transactions such as a merger;

•

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed prior to the end of their term only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	require a supermajority vote of the holders of our common stock or the majority vote of our board of directors to amend our bylaws; and

•

require a supermajority vote of the holders of our common stock to amend the classification of our board of directors into three classes and to amend certain other provisions of our amended and restated certificate of incorporation.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Moreover, because we are incorporated in Delaware, we are governed by certain anti-takeover provisions under Delaware law which may discourage, delay, or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who acquires in excess of 15% of our outstanding voting stock without the prior approval of our board of directors from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

If holders of shares of our Class B common stock convert their shares of Class B common stock into shares of Class A common stock and exercise their registration rights, a significant number of shares of our Class A common stock could be sold into the market, which could reduce the trading price of our Class A common stock and impede our ability to raise future capital.

Certain registration rights are provided for under the terms of our Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010, or the Registration Rights Agreement, entered into with certain of our investors in connection with our Series A through H preferred stock financings. Pursuant to the Registration Rights Agreement, 10,647,563 shares of Class B common stock are subject to registration. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144. For further details on the Registration Rights Agreement, see the section of this prospectus captioned “Description of Capital Stock—Stockholder Registration Rights.” We also intend to register all shares of Class A common stock or Class B common stock that we may issue under our plans, including our 2007 LTIP. Once we register these shares of Class A common stock and Class B common stock and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, the restrictions imposed on our affiliates under Rule 144, and, in the case of Class B common stock, conversion to Class A common stock. For more information, see “Shares Eligible for Future Sale—Rule 144.”

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to substantial limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U. S. federal and state taxable income. As described above under “Risk Factors—Risks Related to our Financial Position,” we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOL or credit carryforwards that are subject to limitation by Sections 382 and 383 of the Code.

Our amended and restated certificate of incorporation will designate the state or federal courts located in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state and federal courts located in the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine including any action to interpret, apply or enforce our amended and restated certificate of incorporation or our amended and restated bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements, which involve substantial risks and uncertainties. In this prospectus, all statements other than statements of historical or present facts, including statements regarding our future financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “aim,” “assume,” “anticipate,” “contemplate,” “intend,” “target,” “project,” “should,” “plan,” “expect,” “predict,” “could,” “possible,” “seek,” “goal” “potential,” “hypothesize,” “likely” or the negative of these terms or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses, or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for bardoxolone methyl, RTA 408, and our other product candidates, our intellectual property position, the potential safety, efficacy, convenience, clinical, and pharmaco-economic benefits of our product candidates, the potential markets and reimbursement for any of our product candidates, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate, and the trends that may affect the industry or us. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	the success, cost, and timing of our product development activities and clinical trials;

•	our ability to advance our AIMs and other technologies;

•	our ability to obtain and maintain regulatory approval of our product candidates, and limitations and warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	our plans to research, develop, and commercialize our product candidates;

•	the commercialization of our product candidates, if approved;

•	the rate and degree of market acceptance of our product candidates;

•

the size and growth potential of the markets for our product candidates, and our ability to identify target patient populations and serve those markets, especially for diseases with small patient populations;

•	the success of competing therapies that are or may become available;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•	the ability to license additional intellectual property relating to our product candidates and to comply with our existing license agreements;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our ability to attract collaborators with development, regulatory, and commercialization expertise;

•	our ability to attract and retain key scientific or management personnel;

•	our ability to grow our organization and increase the size of our facilities to meet our anticipated growth;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•	our anticipated use of the proceeds from this offering; and

•	regulatory developments in the United States and foreign countries.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the effects of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

The forward-looking statements made in this prospectus are based on circumstances as of the date on which the statements are made. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. You should also read carefully the factors described in the section of this prospectus captioned “Risk Factors” and elsewhere to better understand the risks and uncertainties inherent in our business and underlying and forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our business, and the markets for treatments of certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions is based on information from various third-party sources. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in our industry. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market opportunity information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us by approximately $            , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares of Class A common stock we are offering. A 1,000,000 share increase or decrease in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may alter when we will need to seek additional capital.

We intend to use the net proceeds from this offering as follows:

•	approximately $30 million to advance the development of bardoxolone methyl through a Phase 3 clinical trial for the treatment of CTD-PAH;

•	approximately $6 million to advance the development of bardoxolone methyl through a Phase 2 clinical program for the treatment of four etiologies of PH-ILD;

•	approximately $15 million to advance the development of RTA 408, including completion of the MOXIe and MOTOR Phase 2 clinical trials;

•	approximately $10 million to advance the development of our preclinical programs, including RTA 901 and RORgT inhibitors; and

•	the remainder for working capital and other general corporate purposes, although we have not allocated specific dollar amounts to such purposes.

To the extent that our actual net proceeds from this offering are insufficient to fund this allocation, we expect to use some or all of our existing cash and cash equivalents to fund any difference.

We are also undertaking this offering in order to create a public market for our Class A common stock and thereby facilitate access to the public equity markets, increase our visibility in the marketplace, obtain additional capital, and increase our liquidity. Further, we may use a portion of the net proceeds to acquire complementary businesses, products, or technologies, although we have no present commitments or agreements for any specific acquisitions. Pending these uses, we plan to invest these net proceeds in interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We do not anticipate declaring or paying in the foreseeable future any dividends on our capital stock. We intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon our results of operations, financial condition, contractual restrictions, capital requirements, and other factors. Our future ability to pay dividends on our capital stock may be limited by the terms of any future debt that we may incur or any preferred securities that we may issue in the future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015:

•	on an actual basis, which gives effect to the 4.4-to-1 reverse stock split on January 6, 2016;

•	on an as adjusted basis to give effect to:

•

the issuance and sale of                 shares of our Class A common stock in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

•	the automatic conversion of all outstanding shares of common stock to Class B common stock on January 6, 2016.

You should read this information together with our unaudited interim consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections captioned “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2015
	Actual	As Adjusted(1)
	(in thousands)
Stockholders’ deficit:
Series A, Series B, Series C, Series D, Series E, Series F, Series G1, Series G2, and Series H Preferred Stock and undesignated shares $0.001 par value per share, 90,000,000 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, as adjusted.	$—		—
Common stock, $0.001 par value per share, 150,000,000 shares authorized, 23,197,583 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	23		—
Preferred Stock, $0.001 par value per share, no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized, no shares issued or outstanding, as adjusted	—		—
Class A common stock; $0.001 par value per share, no shares authorized, issued or outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, as adjusted	—
Class B common stock; $0.001 par value per share, no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 23,197,583 shares issued and outstanding, as adjusted	—
Additional paid-in capital	10,029
Stockholder notes receivable	(81)
Accumulated deficit	(283,127)

Total stockholders’ deficit	(273,156)

Total capitalization	$(273,156)	$

(1)

The as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares of Class A common stock we are offering. A 1,000,000 share increase or decrease in the number of shares of Class A common stock offered by us would increase or decrease as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

The number of shares of our Class A common stock and our Class B common stock to be outstanding after this offering is based on no shares of Class A common stock and 23,197,583 shares of Class B common stock outstanding as of December 31, 2015, after giving effect to the subsequent conversion of 23,197,583 shares of common stock outstanding as of December 31, 2015, into 23,197,583 shares of Class B common stock, prior to the effectiveness of the registration statement of which this prospectus is a part, and excludes:

•

798,580 shares of Class B common stock issuable upon the exercise of outstanding stock options issued as of December 31, 2015, pursuant to our Amended and Restated 2007 Long Term Incentive Plan, or 2007 LTIP, or standalone option agreements, at a weighted average exercise price of $11.11 per share; and

•	3,217,295 shares, which may be issued in either Class A common stock or Class B common stock to be reserved for future issuance under our 2007 LTIP, as of December 31, 2015.

We intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of Class B common stock on the date of grant. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153 and the total number of shares reserved for future issuance under our 2007 LTIP will be approximately 1,993,722.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding at that date.

The historical net tangible book deficit of our common stock as of December 31, 2015, was $273.2 million, or $11.78 per share, based on no shares of Class A common stock and 23,197,583 shares of Class B common stock outstanding as of such date after giving effect to the 4.4-to-1 reverse stock split and automatic conversion of all outstanding shares of common stock to Class B common stock on January 6, 2016.

After giving effect to our receipt and intended use of approximately $         million of estimated net proceeds from our sale of shares of Class A common stock in this offering at an assumed offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book deficit as of December 31, 2015, would have been $         million, or $         per share based on the aggregate of Class A common stock and Class B common stock. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of Class A common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of December 31, 2015		$11.78

Increase in net tangible book value per share attributable to investors participating in this offering	$
As adjusted net tangible book deficit per share after this offering			$
As adjusted dilution in net tangible book deficit per share to investors participating in this offering			$

The dilution information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted net tangible book deficit per share by $         per share and the dilution per share to investors participating in this offering by $         per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us.

We may also increase or decrease the number of shares of Class A common stock we are offering. A 1,000,000 share increase in the number of shares of Class A common stock offered by us would increase as adjusted net tangible book deficit per share by $         per share and decrease the dilution per share to investors participating in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us. A 1,000,000 share decrease in the number of shares of Class A common stock offered by us would decrease as adjusted net tangible book deficit per share by $         per share and increase the dilution per share to investors participating in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

The following table summarizes as of December 31, 2015, on an as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Outstanding			Total Consideration				Weighted Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	23,197,583		%		$490,729,640		%		$21.15
New investors participating in this offering

Total		100%		$		100%		$

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after the completion of this offering.

The number of shares of our Class A common stock and our Class B common stock to be outstanding after this offering is based on no shares of Class A common stock and 23,197,583 shares of Class B common stock outstanding as of December 31, 2015 after giving effect to the subsequent conversion of 23,197,583 shares of common stock outstanding as of December 31, 2015, into 23,197,583 shares of Class B common stock, and excludes:

•

798,580 shares of Class B common stock issuable upon the exercise of outstanding stock options issued as of December 31, 2015, pursuant to our Amended and Restated 2007 Long Term Incentive Plan, or 2007 LTIP, or standalone option agreements, at a weighted average exercise price of $11.11 per share; and

•	3,217,295 shares, which may be issued in either Class A common stock or Class B common stock to be reserved for future issuance under our 2007 LTIP, as of December 31, 2015.

We intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of our Class B common stock on the date of grant. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153 and the total number of shares reserved for future issuance under our 2007 LTIP will be approximately 1,993,722.

We may choose in the future to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our 2007 LTIP, or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future, and interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year ended December 31,
	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenue:
License and milestone revenue	$50,295	$51,368
Other revenue	24	586

Total revenue	50,319	51,954

Expenses:
Research and development(1)	35,141	34,305
General and administrative(1)	13,693	11,512
Depreciation and amortization	1,819	2,512

Total expenses	50,653	48,329

Total other income	32	43

(Loss) income before provision for taxes on income	(302)	3,668
Provision for taxes on income	1,148	2,979

Net (loss) income	$(1,450)	$689

Net (loss) income per share—basic(2)	$(0.06)	$0.03
Net (loss) income per share—diluted(2)	$(0.06)	$0.03
Weighted-average number of common shares outstanding—basic(2)	23,163,713	23,127,534
Weighted-average number of common shares outstanding—diluted(2)	23,163,713	23,170,664

(1)	Stock-based compensation expense is included in our results of operations as follows:

	Year ended December 31,
	2015	2014
	(in thousands)
Research and development	$671	$787
General and administrative	1,404	736

Total stock-based compensation expense	$2,075	$1,523

(2)	See Note 2 of the notes to our consolidated financial statements appearing elsewhere in this prospectus for a description of the method used to calculate basic and diluted net (loss) income per share of common stock.

	As of December 31,
	2015	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$42,008	$87,758
Federal income tax receivable	31,926	15,243
Working capital	16,439	48,603
Total assets	78,954	125,604
Deferred revenue (including current portion)	340,771	390,366
Accumulated deficit	(283,127)	(281,677)
Total stockholders’ deficit	$(273,156)	$(274,246)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, operations, and product candidates, includes forward-looking statements that involve risks and uncertainties. You should review the sections of this prospectus captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical stage biopharmaceutical company focused on identifying, developing, and commercializing product candidates that modulate the activity of key regulatory proteins involved in the biology of mitochondrial function, oxidative stress, and inflammation to address the unmet medical needs of patients with a variety of serious or life-threatening diseases. Our lead product candidates, bardoxolone methyl and RTA 408, are members of a class of small molecules called antioxidant inflammation modulators, or AIMs. Bardoxolone methyl is in Phase 2 clinical development for the treatment of pulmonary arterial hypertension, or PAH, and pulmonary hypertension due to interstitial lung disease, or PH-ILD, each of which are subsets of pulmonary hypertension, or PH. Initial data for PAH patients in our Phase 2 trial have been presented publicly at the CHEST meeting in October 2015. In addition, we have completed an interaction with the U.S. Food and Drug Administration, or FDA, on this initial data, and the FDA has concurred with our plan to initiate a Phase 3 trial in patients with PAH associated with connective tissue disease, or CTD-PAH. We have initiated activity on our Phase 3 trial in CTD-PAH and plan to begin enrolling patients in the second half of 2016. RTA 408 is in Phase 2 clinical development for the treatment of multiple diseases, including Friedreich’s ataxia, or FA, and mitochondrial myopathies, or MM. Beyond our lead product candidates, we have several promising preclinical development programs. We believe that our product candidates and preclinical programs have the potential to improve clinical outcomes in numerous underserved patient populations.

To date, we have focused most of our efforts and resources on developing our product candidates and conducting preclinical studies and clinical trials. We have historically financed our operations primarily through revenue generated from our collaborations with AbbVie Ltd., or AbbVie, and Kyowa Hakko Kirin Co., Ltd., or KHK, and from private placements of our securities. We have not received any payments or revenue from collaborations other than nonrefundable upfront and milestone payments from our collaborations with AbbVie and KHK and reimbursements of expenses under the terms of our agreement with KHK. We have incurred losses in each year since our inception, other than in 2014. As of December 31, 2015, we had $42.0 million of cash and cash equivalents and an accumulated deficit of $283.1 million. We continue to incur significant research and development and other expenses related to our ongoing operations. We anticipate receiving some revenue in the future pursuant to cost sharing provisions contained in our collaboration agreements. However, despite contractual product development commitments and cost coverage commitments from our collaborators, and the potential to receive future payments from these collaborators, we anticipate that, without taking into account deferred revenue, we will continue to incur losses for the foreseeable future, and we anticipate that our losses will increase as we continue our development of, and seek regulatory approval of, our product candidates. If we do not successfully develop and obtain regulatory approval of our existing product candidates or any future product candidates and effectively manufacture, market, and sell any products that are approved, we may never generate revenue from product sales. Furthermore, even if we do generate revenue from product sales, we may never again achieve or sustain profitability on a quarterly or annual basis. In addition, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our failure to become and remain profitable could depress the market price of our Class A common stock and could impair our ability to raise capital, expand our business, diversify our product offerings, or continue our operations.

The probability of success for each of our product candidates and clinical programs and our ability to generate product revenue and become profitable depend upon a variety of factors, including the quality of the product candidate, clinical results, investment in the program, competition, manufacturing capability, commercial viability, and our and our collaborators’ ability to successfully execute our development and commercialization plans. We may also require additional capital through equity or debt financings in order to fund our operations and execute on our business plans, and there is no assurance that such financing will be available to us on commercially reasonable terms or at all. For a description of the numerous risks and uncertainties associated with product development and raising additional capital, see “Risk Factors.”

Financial Operations Overview

Revenue

Our revenue to date has been generated primarily from licensing fees received under our collaborative license agreements and reimbursements for expenses. We currently have no approved products and have not generated any revenue from the sale of products to date. In the future, we may generate revenue from product sales, royalties on product sales, reimbursements for collaboration services under our current collaboration agreements, or license fees, milestones, or other upfront payments if we enter into any new collaborations or license agreements. We expect that our future revenue will fluctuate from quarter to quarter for many reasons, including the uncertain timing and amount of any such payments and sales.

Our license and milestone revenue has been generated primarily from our collaborative licensing agreements with AbbVie and KHK and consists of upfront payments and milestone payments. Under our revenue recognition policy, license revenue associated with upfront, non-refundable license payments received under the collaboration agreements with AbbVie and KHK are recognized ratably over the expected term of the performance obligations under the agreements, which extend through various periods beginning in 2017 and ending in 2026. License revenue recorded with respect to the collaboration agreements with AbbVie consists solely of the recognition of deferred revenue. License revenue recorded with respect to the collaboration agreements with KHK consists of the recognition of deferred revenue and reimbursement of supply costs.

We also have other license revenue, which consists of milestone payments from a disease advocacy organization in 2014 and 2015, and other revenue, which consists of sublease rental revenue and reimbursements from KHK for expenses incurred to obtain drug supplies.

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities, including the clinical development of our product candidates. From our inception through December 31, 2015, we have incurred a total of $438.7 million in research and development expense, a majority of which relates to the development of bardoxolone methyl and RTA 408. We expect our research and development expense to continue to increase in the future as we advance our product candidates through clinical trials and expand our product candidate portfolio. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming and we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and preclinical program may be affected by a variety of factors, including the safety and efficacy data for product candidates, investment in the program, competition, manufacturing capability, and commercial viability.

Research and development expenses include:

•	expenses incurred under agreements with clinical trial sites that conduct research and development activities on our behalf;

•	expenses incurred under contract research agreements and other agreements with third parties;

•	employee and consultant-related expenses, which include salaries, benefits, travel, and stock-based compensation;

•	laboratory and vendor expenses related to the execution of preclinical and non-clinical studies, and clinical trials;

•	the cost of acquiring, developing, and manufacturing clinical trial materials; and

•	facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supply costs.

Research and development costs are expensed as incurred. Costs for certain development activities such as clinical trials are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

Currently, AbbVie is not participating in the development of bardoxolone methyl for the treatment of PH and we are therefore incurring all costs for this program. With respect to our RTA 408 programs, we incur a certain initial amount in early development costs before AbbVie begins sharing development costs with us. As of December 31, 2015, we had incurred $47.8 million in such early development costs and anticipate incurring the balance of such costs by early 2016.

The following table summarizes our research and development expenses incurred during the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in thousands)
Bardoxolone methyl	$5,259	$4,429
RTA 408	11,465	15,270
RTA 901	6,339	697
Other research and development expenses	12,078	13,909

Total research and development expenses	$35,141	$34,305

The program-specific expenses summarized in the table above include costs that we directly allocate to our product candidates. Our other research and development expenses include research and development salaries, benefits, stock-based compensation and preclinical, research, and discovery costs, which we do not allocate on a program-specific basis.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses for executive, operational, finance, legal, compliance, and human resource functions. Other general and administrative expenses include personnel expense, facility-related costs, professional fees, accounting and legal services, depreciation expense, other external services, and expenses associated with obtaining and maintaining our intellectual property rights.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate increased expenses associated with being a public company, including exchange listing and Securities and Exchange Commission requirements, director and officer insurance premium, legal, audit and tax fees, regulatory compliance programs, and investor relations costs. Additionally, if and when we believe the first regulatory approval of one of our product candidates appears likely, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations, especially for the sales and marketing of our product candidates.

Other Income

Other income represents interest and gains earned on our cash and cash equivalents, which include money market funds.

Provision for Taxes on Income

Provision for taxes on income consists of net (loss) income, taxed at federal tax rates and adjusted for certain permanent differences. We maintain a valuation allowance against the majority of our net deferred tax assets. Changes in this valuation allowance also affect the tax provision.

Results of Operations

Comparison of the years ended December 31, 2015 and 2014

The following table sets forth our results of operations for the years ended December 31, 2015 and 2014:

	2015	2014	Change $	Change %
	(in thousands, except percentage data)
Revenue:
License and milestone revenue	$50,295	$51,368	(1,073)	(2)
Other revenue	24	586	(562)	(96)

Total revenue	50,319	51,954	(1,635)	(3)

Expenses:
Research and development	35,141	34,305	836	2
General and administrative	13,693	11,512	2,181	19
Depreciation and amortization	1,819	2,512	(693)	(28)

Total expenses	50,653	48,329	2,324	5

Total other income	32	43	(11)	(26)

(Loss) income before provision for taxes on income	(302)	3,668	(3,970)	(108)
Provision for taxes on income	1,148	2,979	(1,831)	(61)

Net (loss) income	$(1,450)	$689	(2,139)	(310)

Revenue

License and milestone revenue decreased by $1.1 million, or 2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. This decrease was due to a decrease in revenue recognized under the KHK agreement due to an extension of KHK’s development timeline. License revenue represented 100% and 99% of total revenue for the years ended December 31, 2015 and 2014, respectively.

Other revenue decreased by $0.6 million, or 96%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to decreases in rent revenue of $0.4 million recognized from our sublease and revenue of $0.2 million recognized for reimbursements of expenses from KHK for expenses incurred.

The following table summarizes the sources of our revenue for the years ended December 31, 2015 and 2014:

	2015	2014
	(in thousands)
License Revenue:
AbbVie license agreement	$21,412	$21,412
AbbVie collaboration agreement	26,647	26,647
KHK agreement	1,536	2,609
Other revenue	700	700

Total license revenue	$50,295	$51,368

Other revenue	24	586

Total revenue	$50,319	$51,954

Research and Development Expenses

Research and development expenses increased by $0.8 million, or 2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to increases of $5.6 million related to manufacturing and preclinical activities for RTA 901 and $0.8 million related to clinical activities for bardoxolone methyl in PAH and PH-ILD, a net decrease of $3.8 million related to the completion of clinical activities on our topical programs and the launch of clinical activities in FA and MM in RTA 408 and a decrease of $1.8 million related to reduced molecule discovery work in order to focus on preclinical activities for RTA 901.

General and Administrative Expenses

General and administrative expenses increased by $2.2 million, or 19%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to $1.0 million in legal and accounting expenses incurred in connection with our preparations for this offering, $0.7 million in stock compensation expense related to the term modification and forgiveness of a board director’s promissory note and term modifications of other promissory notes, and $0.5 million in personnel expense to support growth in our development activities.

Investment Income

Investment income was immaterial for the years ended December 31, 2015 and 2014.

Provision for Taxes on Income

Provision for taxes on income decreased by $1.8 million, or 61%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, due to differences in income generated and changes in the valuation allowance.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through collaboration and license agreements and the sale of preferred stock. To date, we have raised gross cash proceeds of $476.6 million through the sale of convertible preferred stock. We have also received $750 million from payments under license and collaboration agreements. We have not generated any revenue from the sale of any products. As of December 31, 2015, we had available cash and cash equivalents of approximately $42.0 million. In addition, we received a tax refund totaling $15.2 million in January 2016 and as of December 31, 2015, we expect to receive additional tax refunds of approximately $16.7 million in mid-2016. Our cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,
	2015	2014
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(44,620)	$(88,630)
Investing activities	(260)	(140)
Financing activities	(870)	1

Net change in cash and cash equivalents	$(45,750)	$(88,769)

Operating Activities

Net cash used in operating activities was $44.6 million for the year ended December 31, 2015, consisting primarily of net loss of $1.5 million adjusted for non-cash items including provision of deferred taxes on income of $17.8 million, stock-based compensation of $2.1 million, depreciation expense of $1.8 million, and a net decrease in operating assets and liabilities of $64.8 million. The significant items in the change in operating assets and liabilities include an increase in tax income tax receivable of $17.9 million due to carrying back 2015 losses to realize tax benefits, an increase in accounts payable of $2.8 million due to timing of vendor payments, and a decrease in deferred revenue of $49.6 million. The decrease in deferred revenue related to the timing of upfront payments and ratable recognition of revenue over the expected term of the performance obligations under our collaboration agreements with AbbVie and KHK, resulting in recognition of $49.6 million.

Net cash used in operating activities was $88.6 million for the year ended December 31, 2014, consisting primarily of net income of $0.7 million adjusted for non-cash items including increase in provision for deferred taxes of $18.3 million, depreciation expense of $2.5 million, stock-based compensation expense of $1.5 million, net loss on disposal of fixed assets of $0.2 million and a net decrease in operating assets and liabilities of $111.8 million. The significant items in the change in operating assets and liabilities include a decrease in accrued taxes of $61.1 million and a decrease in deferred revenue of $50.7 million. The decrease in deferred revenue relates to the timing of upfront payments and ratable recognition of revenue over the expected term of the performance obligations under our collaboration agreements with AbbVie and KHK, resulting in recognition of $50.7 million of license and milestone revenue. The decrease in accrued taxes is primarily due to the timing of payments made during 2014.

Investing Activities

Net cash used in investing activities consisted of purchases and sales of property and equipment. Net cash used in investing activities for the years ended December 31, 2015 and 2014 were $0.3 million and $0.1 million, respectively.

Financing Activities

Net cash used in and provided by financing activities for the year ended December 31, 2015 primarily consisted of payments on deferred offering costs of $0.9 million. Net cash provided by financing activities for the year ended December 31, 2014 was not significant.

Operating Capital Requirements

To date, we have not generated any revenue from product sales. We do not know when or whether we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all the risks related to the development and commercialization of novel therapeutics, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We anticipate that we will need substantial additional funding in connection with our continuing operations.

We believe our existing cash and cash equivalents, not including proceeds received in this offering or expected receipts from our collaborations, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our longer term liquidity requirements may require us to raise additional capital, such as through additional equity or debt financings. Our future capital requirements will depend on many factors, including the receipt of milestones under our current collaboration agreements and the timing of our expenditures related to clinical trials.

In addition, we may require additional capital sooner for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional equity or debt securities, it could result in dilution to our existing stockholders or increased fixed payment obligations, and any such securities may have rights senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. Any of these events could significantly harm our business, financial condition, and prospects.

Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, preclinical testing, and other activities related to the development of our product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the costs of development efforts for our product candidates that are not subject to reimbursement from our collaborators;

•

the costs necessary to obtain regulatory approvals, if any, for our product candidates in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

•	the continuation of our existing collaborations and entry into new collaborations and the receipt of any collaboration payments;

•	the time and unreimbursed costs necessary to commercialize products in territories in which our product candidates are approved for sale;

•	the revenue from any future sales of our products for which we are entitled to a profit share, royalties and milestones;

•	the level of reimbursement or third-party payor pricing available to our products;

•	the costs of obtaining third-party commercial supplies of our products, if any, manufactured in accordance with regulatory requirements;

•	the costs associated with being a public company; and

•	the costs we incur in the filing, prosecution, maintenance, and defense of our extensive patent portfolio and other intellectual property rights.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and results of operations could be materially adversely affected.

Contractual Obligations and Commitments

Contractual Obligations

As of December 31, 2015, our contractual obligations were as follows:

	Payments due by period
	Less than 1 year	1 to 3 years	Total
	(in thousands)
Operating lease obligations	$579	$1,105	$1,684
Capital lease obligations	45	45	90

Total contractual obligations	$624	$1,150	$1,774

Clinical Trials

As of December 31, 2015, we have several on-going clinical trials in various stages. Under agreements with various CROs and clinical trial sites, we incur expenses related to clinical trials of our product candidates and potential other clinical candidates. The timing and amounts of these disbursements are contingent upon the achievement of certain milestones, patient enrollment and services rendered or as expenses are incurred by the CROs or clinical trial sites. Therefore we cannot estimate the potential timing and amount of these payments and they have been excluded from the table above. Although our material contracts with CROs are cancellable, we have historically not cancelled such contracts.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued research and development expenses, income taxes, and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to understanding the judgments and estimates used by management in the preparation of our financial statements.

Revenue Recognition

We currently recognize revenue generated through collaborative licensing agreements with KHK and AbbVie. The KHK agreement and the AbbVie license agreement provide for exclusive licenses to develop and commercialize bardoxolone methyl in certain territories, and participation on respective joint steering committees. The terms of the agreements include payments to us of nonrefundable, up-front license fees; milestone payments; and royalties on product sales. Our collaboration agreement with AbbVie provides for exclusive licenses to collaborate in the research, development, and worldwide commercialization of targeted AIMs and to participate on respective joint steering committees. The terms of the agreement include a nonrefundable, up-front payment.

We recognize revenue of nonrefundable, up-front license fees and other payments when persuasive evidence that an arrangement exists, services have been rendered or delivery has occurred, the price is fixed and determinable, collection is reasonably assured, and there are no further performance obligations under the agreement. All three of the agreements are multiple-element arrangements. Multiple-element arrangements are analyzed to determine whether the various performance obligations, or elements, can be separated or whether they must be accounted for as a single unit of accounting.

For arrangements entered into prior to January 1, 2011, the following criteria were required to be met in order to separate the elements of the arrangement into different units of accounting:

1.	The delivered item or items have value to the customer on a stand-alone basis.

2.	There is objective and reliable evidence of fair value of the undelivered item or items.

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

Both the KHK agreement and the AbbVie license agreement were executed prior to January 1, 2011, and contained both delivered and undelivered elements in the arrangements. We view the key elements of these arrangements as being the exclusive licenses to KHK and AbbVie and participation on joint steering committees. Our involvement in the joint steering committees established under each of these agreements was assessed to determine whether the involvement is an obligation or a right to participate. Based on this assessment, we concluded that involvement in the joint steering committees was a substantive deliverable of the arrangement. We concluded that objective and reliable evidence of the fair value of the undelivered element of these arrangements (participation on joint steering committees) did not exist; therefore, we are accounting for these arrangements as a single unit of accounting.

We are recognizing revenue associated with the nonrefundable, up-front license fees received under the KHK agreement and the AbbVie license agreement ratably over the expected term of the joint steering committee performance obligations, which we estimate will be delivered through December 2021 and November

2017 for the KHK agreement and the AbbVie license agreement, respectively. We continue to participate in regular meetings for the joint steering committees established under the KHK agreement and the AbbVie license agreement. At this time, we believe our participation in these committees continues to be a substantive performance obligation of the agreements and has concluded that no changes in the estimated revenue recognition periods are warranted. Deferred revenue arises from the excess of cash received over cumulative revenue recognized over the terms of our continuing obligations.

Both the KHK agreement and the AbbVie license agreement contain certain clinical development, regulatory, and sales milestones. We evaluated each of these milestones at inception of the respective arrangements and concluded that they were substantive milestones, and accordingly, we will recognize payments related to the achievement of such milestones, if any, when milestones or net sales levels are achieved and collection is reasonably assured. Factors considered in this determination included scientific and regulatory risks that must be overcome to achieve each milestone, the level of effort and investment required to achieve each milestone, and the monetary value attributed to each milestone.

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements, which amended Accounting Standards Codification, or ASC, 605-25, Revenue Recognition, to eliminate the requirement to obtain vendor-specific objective evidence of the fair value of undelivered elements in order to separate the deliverables into different units of accounting. We adopted this revised guidance as of January 1, 2011, and applied this guidance to the collaboration agreement with AbbVie executed in December 2011. This guidance is also required to be applied to any material modifications that may be made to the existing KHK agreement or AbbVie license agreement, of which there were none in 2014 or 2013. We identified the following deliverables within the collaboration agreement with AbbVie:

•

The various exclusive, co-exclusive, and non-exclusive license grants to AbbVie by us related to our molecules and to jointly discovered new molecules and to us by AbbVie related to jointly discovered new molecules;

•	The substantive participation in the joint research and development incubator committee established by the agreement; and

•

The collaboration agreement to jointly develop and commercialize second-generation AIMs, including participation in the joint executive committee, joint development committees, and joint marketing committees established by the agreement.

We evaluated the deliverables within the collaboration agreement with AbbVie and concluded that the only delivered element of the arrangement, the license grants, does not have value to AbbVie on a stand-alone basis. Accordingly, we concluded that the various elements of the arrangement cannot be separated into different units of accounting. Therefore, we are recognizing revenue associated with the nonrefundable, up-front payment over the estimated 15-year term necessary to execute the joint research, development, and commercialization terms under the agreement.

Research and Development Costs

All research and development costs are expensed as incurred, including costs for drug supplies used in research and development or clinical trials, property and equipment acquired specifically for a finite research and development project, and nonrefundable deposits incurred at the initiation of research and development activities. Research and development costs consist principally of costs related to clinical trials managed directly by the Company and through contract research organizations, manufacture of clinical drug products for clinical trials, preclinical study costs, discovery research expenses, facilities costs, salaries, and related expenses.

As part of the process of recording research and development costs, we are required to estimate and accrue expenses, the largest of which are research and development expenses. This process involves the following:

•

communicating with appropriate internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our consolidated financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	payments to CROs in connection with preclinical and toxicology studies and clinical trials;

•	payments to investigative sites in connection with clinical trials;

•	payments to contract manufacturing organizations, or CMOs, in connection with the production of clinical trial materials; and

•	professional service fees for consulting and related services.

We base our expense accruals related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing costs, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.

Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Realization of deferred tax assets is generally dependent upon future earnings, if any, the timing and amount of which are uncertain. However, with taxable income reported in 2013 and our continued taxable losses in 2014 and 2015, we were able to carry back losses from 2014 and we believe that it is more likely than not to be able to carry back losses from 2015, which will allow us to realize a portion of the related tax benefits from the reversal of our deferred revenue temporary differences. Therefore, we recorded a partial valuation allowance against our deferred tax assets as of December 31, 2014. As of December 31, 2015, based on known factors, the Company cannot conclude that it is more likely than not that the remaining deferred tax assets will be utilized and has recorded a valuation allowance to fully offset its deferred tax assets.

We account for uncertain tax positions in accordance with the provisions of ASC 740, Income Taxes. We recognize a tax benefit for uncertain tax positions if we believe it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. We evaluate uncertain tax positions after consideration of all available information.

Stock-Based Compensation

We measure and recognize compensation expense for all stock options and restricted stock awards based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a market or performance condition, recognition is based on the derived service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met. Use of the Black-Scholes option-pricing model requires management to apply judgment under highly subjective assumptions. These assumptions include:

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding and is based on the average period the stock options are expected to be outstanding and was based on our historical information of the options exercise patterns and post-vesting termination behavior.

•

Expected volatility—Since we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies. When selecting comparable publicly traded biopharmaceutical companies on which we based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and historical share price information sufficient to meet the expected life of the stock-based awards.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Expected dividend—We have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

The weighted-average assumptions used in the Black-Scholes option pricing model in 2015 and 2014 were as follows:

	2015	2014
Dividend yield	—%	—%
Weighted-average grant-date fair value of common stock	$9.56	$6.34
Volatility	74.93%	75.21%
Risk-free interest rate	1.71%	1.96%
Expected term of options (in years)	7.28	7.03

Common Stock Valuation

Historically, for all periods prior to this offering, the exercise price of options to purchase shares of our common stock was the estimated fair market value of our common stock as determined by our board of directors. In order to determine the fair market value of our common stock underlying option grants, we considered several objective and subjective factors, including the progress of our research and development efforts, our financial condition, the valuation of other publicly-traded companies in the life sciences and biotechnology sectors at comparable stages of development, equity market conditions, the lack of marketability of our common stock, the economy generally and timely valuations of our common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

Information regarding our stock option grants, along with the estimated fair value per share of the underlying common stock, for stock options granted since January 1, 2014, is summarized in the table below:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of common stock
January 15, 2014	909	$8.32	$8.32
May 1, 2014	3,464	8.32	8.32
June 1, 2014	20,454	8.32	8.32
September 15, 2014	1,363	9.02	9.02
November 15, 2014	454	9.02	9.02
March 3, 2015	340	12.01	12.01
April 1, 2015	56,818	12.01	12.01
April 28, 2015	1,363	12.01	12.01
September 1, 2015	21,874	17.60	17.60

The estimated fair value per share of the common stock in the table above represents the determination of the fair value of our common stock as of the date of the grant. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of vested and unvested stock options outstanding as of December 31, 2015 was $         million and $         million, respectively.

Common Stock Valuation Methodology

We determined the valuation of our common stock based on a number of factors. In addition, we obtained third-party valuations of our common stock to assist with the determination of the exercise price of our stock options and the fair value of the common stock underlying such options, as of November 30, 2013, May 31, 2014, November 30, 2014, and May 31, 2015. For each of these dates, the third party valuations utilized the probability-weighted expected return method, or the PWERM, in determining the value of the common stock. The PWERM considers various potential liquidity outcomes, including in our case an initial public offering, the sale of our company, and dissolution and assigns probabilities to each outcome to arrive at a weighted equity value. In determining liquidity outcomes and probabilities, we considered a range of objective and subjective factors and assumptions in each of the PWERM scenarios, including:

•	progress of our research and development efforts;

•	our financial condition, including our levels of available capital resources;

•

the valuation of publicly-traded companies in the life sciences and biotechnology sectors at comparable stages of development, as well as recently completed initial public offerings and mergers and acquisitions of similar companies; and

•	equity market conditions.

In the November 30, 2013 valuation, we considered three scenarios, an IPO scenario, a sale or merger scenario and a dissolution scenario. The IPO and sale or merger scenarios were both estimated to occur three years and one month from the time of the valuation with a probability of 25% each. The dissolution scenario was estimated to occur two years from the time of valuation with a probability of 50%. The risk adjusted discount rate was 25% for each scenario.

In the May 31, 2014 valuation, we considered three scenarios, an IPO scenario, a sale or merger scenario and a dissolution scenario. The IPO and sale or merger scenarios were both estimated to occur two-and-a-half years from the time of the valuation with a probability of 25% each. The dissolution scenario was estimated to occur two years from the time of valuation with a probability of 50%. The risk adjusted discount rate was 25% for each scenario.

In the November 30, 2014 valuation, we considered four scenarios, two IPO scenarios, a sale or merger scenario and a dissolution scenario. The first IPO scenario was estimated to occur eleven months from the time of the valuation with a probability of 30%. The second IPO scenario was estimated to occur fifteen months from the time of the valuation with a probability of 30%. The merger or sale scenario was estimated to occur eighteen months from the time of the valuation with probability of 20%. The dissolution scenario was estimated to occur a year-and-a-half from the time of the valuation with a probability of 20%. The risk adjusted discount rate was 25% for each scenario.

In the May 31, 2015 valuation, we considered four scenarios, two IPO scenarios, and two sale or merger scenarios. The first IPO scenario was estimated to occur eight months from the time of the valuation with a probability of 35%, and the second IPO scenario was estimated to occur five months from the time of the valuation a probability of 45%. The first merger or sale scenario was estimated to occur thirteen months from the time of the valuation with a probability of 10%, and the second merger or sale scenario was estimated to occur twenty-seven months from the time of the valuation with a probability of 10%. The risk adjusted discount rate was 25% for each scenario.

Dr. Dennis Stone, a member of our board of directors, purchased 34,090 shares of common stock on May 23, 2011, for $26.49 per share. Dr. Stone paid for the shares by delivering to us a promissory note in principal amount of $903,000, which bore interest at a rate of 4% per annum and was accounted for as 25% recourse and 75% nonrecourse. Effective October 19, 2015, our board of directors elected to forgive $1,055,990 of principal and accrued interest due under the promissory note in full satisfaction of Dr. Stone’s obligations thereunder. The value of the 25% recourse portion of the note and related accumulated interest was $263,998. The value of the nonrecourse portion of the note required calculation based on the incremental value of the stock award prior to the forgiveness compared to subsequent to the forgiveness. The fair value of the Company’s stock, as determined by the board of directors based on factors described above, including the most recent third-party valuation as of May 31, 2015, at this time was $17.60 and this value was utilized in calculating the value of the nonrecourse portion of the note which totaled $271,606. The total of $535,604 was charged to stock-based compensation expense.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the NASDAQ Global Market.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations. We had cash and cash equivalents of $42.0 million at December 31, 2015, consisting primarily of funds in operating cash accounts. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our investment portfolio, we do not believe an immediate 1.0% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect a sudden change in market interest rates to affect materially our operating results or cash flows.

We contract with research organizations and investigational sites globally. Generally, these contracts are denominated in U.S. dollars. However, we may be subject to fluctuations in foreign currency rates in connection with agreements not denominated in U.S. dollars. We do not hedge our foreign currency exchange rate risk.

Off-Balance Sheet Arrangements

During the years ended December 31, 2014 and 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements, and we have not engaged in any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recent Accounting Pronouncements

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early adoption is permitted for disposals that have not been reported in financial statements previously issued. We will apply the provisions of this ASU to any future transactions after the effective date which qualify for reporting discontinued operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or Topic 606, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s effective date will be the first quarter of fiscal year 2017 using one of two retrospective application methods. We are evaluating the alternative transition methods and the potential effects of the adoption of this update on its financial statements. The amended guidance as currently issued will be effective for the Company starting in 2018.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, related to the disclosures around going concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We will apply the guidance and disclosure provisions of the new standard upon adoption.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred tax assets into current and noncurrent amounts. The ASU is effective for fiscal years, beginning after December 15, 2018. Early adoption is permitted. We have early adopted this standard prospectively beginning the year ended December 31, 2015. We have evaluated the impact of this pronouncement and do not believe it will have a material effect on our financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The ASU amends ASC 740-10-45-4 to require an entity to classify all deferred tax liabilities and assets as noncurrent on the balance sheet. The ASU also supersedes ASC 740-10-45-5 to no longer allocate the valuation allowance between current and noncurrent deferred tax assets. ASU 2015-17 is effective for periods beginning after December 15, 2016, and early application is permitted either prospectively or retrospectively. The Company early adopted ASU 2015-17 prospectively on December 1, 2015.

BUSINESS

You should read the following discussion together with our consolidated financial statements and related notes and other financial information appearing in this prospectus. Some of the information contained in this discussion or set forth elsewhere in this prospectus includes forward-looking statements that involve risks and uncertainties. You should review the sections of this prospectus captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical stage biopharmaceutical company focused on identifying, developing, and commercializing product candidates that modulate the activity of key regulatory proteins involved in the biology of mitochondrial function, oxidative stress, and inflammation to address the unmet medical needs of patients with a variety of serious or life-threatening diseases. Our lead product candidates, bardoxolone methyl and RTA 408, are members of a class of small molecules called antioxidant inflammation modulators, or AIMs. Bardoxolone methyl is in Phase 2 clinical development for the treatment of pulmonary arterial hypertension, or PAH, and pulmonary hypertension due to interstitial lung disease, or PH-ILD, each of which are subsets of pulmonary hypertension, or PH. Initial data for PAH patients in our Phase 2 trial have been presented publicly at the CHEST meeting in October 2015. In addition, we have completed an interaction with the U.S. Food and Drug Administration, or FDA, on this initial data, and the FDA has concurred with our plan to initiate a Phase 3 trial in patients with PAH associated with connective tissue disease, or CTD-PAH. We plan to initiate this Phase 3 trial in the second half of 2016. RTA 408 is in Phase 2 clinical development for the treatment of multiple diseases, including Friedreich’s ataxia, or FA, and mitochondrial myopathies, or MM. Beyond our lead product candidates, we have several promising preclinical programs employing both AIMs and other small molecules with different mechanisms of action. We believe that our product candidates and preclinical programs have the potential to improve clinical outcomes in numerous underserved patient populations.

The foundational biology of AIMs underlies our two lead product candidates. AIMs bind to Keap1, a protein that coordinates cellular response to reactive oxygen, or ROS, and other byproducts of cellular energy production, inflammation, and environmental toxicants. Binding to Keap1 activates Nrf2, a cellular protein known as a transcription factor, which increases the production of antioxidant and detoxification enzymes. Binding to Keap1 also inhibits NF-kB, the primary transcription factor producing proteins that promote inflammation and the production of ROS. Through the combined effect on Nrf2 activation and NF-kB inhibition, AIMs increase the cellular content of antioxidant and detoxification enzymes; reduce oxidative stress; enable the production of ATP, the primary unit of cellular energy in the mitochondria; and reduce proinflammatory signaling. Since mitochondrial dysfunction, oxidative stress, and inflammation are features of many diseases, AIMs have many potential clinical applications and have been the subject of more than 200 peer-reviewed scientific papers.

Bardoxolone methyl, our most well-characterized AIM, targets the bioenergetic and inflammatory components of PH, which we believe gives it the potential to improve functional capacity in patients suffering from certain forms of this disease. Bardoxolone methyl is currently being studied in a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as LARIAT, to evaluate its safety and efficacy in patients with PAH and four different etiologies of PH-ILD. Initial results from patients in the first two LARIAT cohorts were presented at CHEST in October 2015. The initial data were comprised of 32 patients with PAH, 24 of whom were in the primary analysis of cohort 1 and eight of whom were in cohort 2. Cohort 1 consisted of patients who walked distances of greater than or equal to 150 meters but less than or equal to 450 meters and cohort 2 patients walked greater than 450 meters at baseline. In these patients we observed that once-daily, oral administration of bardoxolone methyl increased functional capacity in patients, as assessed by 6-minute walk distance, or 6MWD, at 2.5 mg, 5 mg, and 10 mg dosages, compared to placebo through 16 weeks of treatment.

Based on data reviewed to date, we have observed that bardoxolone methyl has a favorable safety profile in PAH patients and that it can be combined with current PAH therapies without inducing systemic hypotensive effects. Further, the effect of bardoxolone methyl in CTD-PAH patients was observed to be at least as beneficial as the effect observed in patients with idiopathic PAH, or I-PAH. CTD-PAH patients have poorer response to current PAH therapies, and CTD-PAH is associated with higher morbidity and mortality than I-PAH. Results from the initial LARIAT cohorts also indicate that bardoxolone methyl has effects in early stage patients who are not as well served by existing PAH therapies. We anticipate that additional LARIAT data for both PAH and PH-ILD patients will be available in the second half of 2016.

RTA 408 is a close structural analog of bardoxolone methyl that was developed to improve tissue distribution, including blood-brain barrier penetration. RTA 408 is in clinical development for multiple indications. We are currently conducting a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as MOXIe, to evaluate the safety and efficacy of RTA 408 in patients with FA, for which there are currently no approved therapies. We are also currently conducting a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial, known as MOTOR, to evaluate the safety and efficacy of RTA 408 in patients with MM, for which there are also no currently approved therapies. In addition, we are currently conducting an open-label, multi-center, dose-escalation Phase 2a trial, known as REVEAL, to evaluate the safety, pharmacodynamics, and efficacy of RTA 408 in combination with existing immunotherapies for the treatment of certain types of advanced solid tumors. Initial data from MOXIe and MOTOR are expected in the second half of 2016, while we expect data from REVEAL in the second half of 2017. We also recently completed a Phase 2 proof of concept trial, known as GUARD, of a topical formulation of RTA 408 for use in cataract surgery to reduce the loss of corneal endothelial cells, or CEC, in which the primary endpoint was not attained but promising pharmacological activity was observed at the low dose of 0.5%. We continue to evaluate the best indications for which to develop and commercialize RTA 408.

If beneficial bioenergetic effects are demonstrated in our ongoing PAH, PH-ILD, FA, or MM trials, this could indicate that our AIM pharmacology may also provide therapeutic benefit for patients suffering from other diseases where mitochondrial dysfunction is implicated, such as Duchenne’s muscular dystrophy, familial Parkinson’s disease, Huntington’s disease, amyotrophic lateral sclerosis, or ALS, and mitochondrial dysfunction-related epilepsies.

We are also pursuing preclinical development of non-AIM neuroprotective Hsp90 inhibitors, including RTA 901, for the potential treatment of diabetic neuropathy, spinocerebellar ataxia, spinal bulbar muscular atrophy, and ALS, and RORgT inhibitors for the treatment of a variety of autoimmune and inflammatory conditions. We anticipate that we will initiate Phase 1 clinical development of RTA 901 during 2016, and if successfully completed, we will follow it with a Phase 2 clinical trial. We anticipate that our RORgT inhibitors will enter clinical development in 2017.

The commercialization of our AIM programs are subject to collaborations with AbbVie Ltd., or AbbVie, and Kyowa Hakko Kirin Co., Ltd., or KHK. Under the terms of our collaborations, we retain commercial rights to market and sell bardoxolone methyl in the United States. KHK has licensed from us the right to commercialize bardoxolone methyl in certain parts of Asia, and AbbVie has licensed from us the right to market and sell bardoxolone methyl in all non-KHK territories outside of the United States. We retain all U.S. commercial rights to market and sell RTA 408 and have licensed to AbbVie commercialization rights to the rest of the world. We plan to work closely with our collaborators to devise global commercialization strategies for bardoxolone methyl and RTA 408 if these product candidates are approved and intend to market and sell these products, if approved, in the United States. Our non-AIM programs are not subject to any collaborations and we retain worldwide rights with respect to these programs.

Our Approach

We seek to identify and select, for development and commercialization, small molecules with novel mechanisms of action that we believe have biological properties with broad applicability. Once we have selected a class of small molecules, we apply their biological properties to clinical settings with unmet needs, and we triage opportunities based on development timeline and cost, regulatory pathway, and commercial opportunity. Once we have identified suitable molecules for clinical development, we endeavor to run multiple clinical programs in parallel to maximize our probability of success.

Our Strategy

Our goal is to become a leader in the discovery, development, and commercialization of small molecule therapies for the treatment of severe and life-threatening diseases. Our strategy is to mitigate development risk by maintaining a diversified and broad clinical pipeline, rapidly analyzing data to determine the potential of each program, and entering into development collaborations with industry-leading collaborators, and includes:

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Continuing to rapidly advance bardoxolone methyl.    We intend to continue to rapidly advance bardoxolone methyl through the completion of Phase 2 clinical trials and into Phase 3 clinical trials, with the goal of seeking regulatory approval for the commercialization of bardoxolone methyl initially in CTD-PAH patients. Our strategy for bardoxolone methyl also includes expansion of the LARIAT trial into PH-ILD patients, and, if successful, we intend to further pursue development and regulatory approval for the treatment of PH-ILD patients.

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Continuing to rapidly advance RTA 408.    We believe that RTA 408 has the potential to treat multiple indications, such as FA, MM, and other diseases where mitochondrial dysfunction is implicated. We plan to continue Phase 2 clinical development of RTA 408 and to opportunistically advance this product candidate into Phase 3 clinical development for the treatment of the most promising indications.

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Advancing our preclinical programs into clinical development.    We intend to advance our preclinical programs, including our neuroprotective Hsp90 inhibitors and our RORgT inhibitors, through preclinical studies into clinical development. We believe that the neuroprotective and bioenergetic effects of Hsp90 inhibitors have the potential to benefit patients suffering from diabetic neuropathy, spinocerebellar ataxia, spinal bulbar muscular atrophy, and ALS, and that the anti-inflammatory effects of RORgT inhibitors may be promising for the treatment of a number of autoimmune and inflammatory disorders.

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Leveraging our technologies to expand our development pipeline.    We intend to leverage our multiple technologies by exploring preclinical and clinical proof of concept studies with multiple new molecules. We believe that our technologies may enable us to treat indications beyond those that we are currently exploring.

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Commercializing our lead product candidates in the United States.    We retain U.S. commercial rights to our lead product candidates, bardoxolone methyl and RTA 408, and intend to commercialize these product candidates in the United States. As we advance towards regulatory approvals for our lead product candidates, we intend to establish a specialty sales and marketing infrastructure and to contract with third parties for commercial scale manufacturing.

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Leveraging and opportunistically expanding our strategic collaborations to commercialize our product candidates outside of the United States.    We plan to internationally commercialize our lead product candidates, bardoxolone methyl and RTA 408, subject to regulatory approvals, with our strategic collaborators AbbVie and KHK. With the expansion of our product candidate pipeline, we may opportunistically seek additional strategic collaborations to maximize our commercial opportunities for these new product candidates outside of the United States.

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Using our expertise to identify promising novel molecules and technologies.    Our management team collectively has over 200 years of experience in small molecule development, and we intend to use this expertise, together with our established drug selection and development methodology, to advance what we believe to be the most promising small molecules that we currently own and to opportunistically in-license additional small molecules for development.

Our Pipeline

The chart below is a summary of our product candidates and preclinical programs:

(1)	Reata retains commercial rights in the U.S. market; KHK has rights in certain Asian markets; AbbVie has rights in all non-KHK markets outside the U.S.
(2)	Reata’s next milestone is data from our Phase 3 clinical trial for patients with CTD-PAH.
(3)	Reata retains U.S. commercialization rights; 50/50 worldwide cost/profit sharing with AbbVie for joint products.
(4)	Reata continues to evaluate development of RTA 408 for this indication.
(5)	Reata retains all worldwide rights.

The Foundational Biology of AIMs

The foundational biology of AIMs underlies our two lead product candidates, bardoxolone methyl and RTA 408. AIMs bind to Keap1, a protein that coordinates the cellular response to ROS and other stimuli, each of which can cause cellular damage, which is generally referred to as oxidative stress. Binding to Keap1 activates Nrf2, a transcription factor which increases cellular antioxidant and detoxification enzymes, which makes reducing equivalents available to neutralize ROS and produce ATP. Binding to Keap1 also inhibits NF-kB, the primary transcription factor producing proteins that promote inflammation and the production of ROS.

Through the combined effect on Nrf2 activation and NF-kB inhibition, AIMs increase the cellular content of antioxidant and detoxification enzymes, reduce oxidative stress, enable mitochondrial production of ATP, and reduce proinflammatory signaling. Since mitochondrial dysfunction, oxidative stress, and inflammation are features of many diseases, AIMs have many potential clinical applications and have been the subject of more than 200 peer-reviewed scientific papers. The effects of AIMs are described below in more detail.

Reducing Oxidative Stress

Activation of Nrf2 increases the production of over 200 different proteins in cells, which increase the antioxidant and detoxification content of cells in response to increased levels of ROS from inflammation, environmental toxins, or mitochondrial ATP production.

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Reactive oxygen species. ROS are chemically reactive molecules that contain oxygen and have important roles in cell signaling and balancing cellular systems. ROS are formed during mitochondrial ATP production and by a variety of other cellular processes. ROS increase inflammatory signaling, and excessive ROS can cause cellular damage to tissues in critical organs including the muscles, lung, heart, liver, brain, and eyes. Excessive ROS and chronic inflammation have been shown to be the cause of cellular damage in many diseases. Nrf2 activation increases the cellular content of antioxidant and detoxification enzymes, which makes reducing equivalents available to neutralize ROS. This suppresses the pro-inflammatory signaling effects of ROS and protects tissues from the damaging effects of excessive ROS.

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Chemical stress. Nrf2 protects cells from externally introduced toxicants by increasing the production of proteins that metabolize and eliminate these chemicals from the body. These proteins include glutathione-S-transferase, sulfotransferases, and multidrug resistance proteins that work together to modify and target toxicants for excretion. Additionally, Nrf2 increases the rate of bile flow which is an important conduit for the elimination of toxicants.

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Stress from improperly folded proteins. To function, a protein must assume a proper shape. Mutations or environmental stressors can disrupt this process, which is known as protein folding. Cells have multiple proteins, known as chaperones, which facilitate proper protein folding. When stress from improperly formed proteins is sensed, Nrf2 increases the production of a series of these protective chaperones, which assist misfolded proteins to adopt their proper shape, prevent the formation of toxic aggregates, and facilitate disaggregation and elimination of terminally misfolded proteins.

Promoting Energy Metabolism and Mitochondrial Function

Mitochondria are often described as the power plants of the cell because they generate energy through the production of ATP, the primary unit of cellular energy. Mitochondrial dysfunction, which is manifested through decreased cellular energy production and increased production of ROS, is a feature of many chronic inflammatory diseases. Nrf2 activation reduces mitochondrial ROS, promotes the availability of fatty acids and glucose for mitochondrial ATP production, and increases mitochondrial biogenesis. Genetic activation of Nrf2 has been shown to increase ATP production and physical activity in mice.

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ATP production. ROS are produced in the mitochondria as a byproduct of ATP production. Nrf2 activation improves mitochondrial efficiency by making antioxidant enzymes available to reduce or neutralize ROS. The management of these reducing equivalents is a constant and critical balancing act within the mitochondria. Disease processes that increase ROS deplete reducing equivalents available for ATP production. Accordingly, the induction of antioxidant proteins through Nrf2 activation augments mitochondrial ATP production.

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Efficient consumption of fats and sugars. Nrf2 activation promotes the transport of fatty acids to the mitochondria where they are converted into reducing equivalents used to produce ATP. Nrf2 also promotes the transport of glucose from the bloodstream into the cells where it is converted into reducing equivalents used to produce ATP. AIMs, through Nrf2 activation, have been shown to promote glucose uptake and oxygen consumption in animal models of diet-induced obesity and diabetes.

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Mitochondrial biogenesis. PGC1a is a protein that increases the number of mitochondria in a cell. Activation of Nrf2 has been shown to increase PGC1a expression in skeletal muscle, which may increase ATP production.

Reducing Inflammation and Inflammatory Signaling

Inflammation is a protective response of the body to harmful stimuli such as invading pathogens, damaged cells, or irritants. It evolved to neutralize the initial cause of injury, eliminate dead cells, and initiate repair of damaged tissues. A central feature of inflammation is mitochondrial dysfunction and the production of ROS. ROS promotes activation of inflammatory pathways and is used as a toxicant to kill invading pathogens. In many diseases, inflammation does not resolve normally, which leads to chronic excessive ROS, tissue damage, and impaired ATP production.

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Inhibition of inflammatory signaling. Mitochondrial ROS and NF-kB are important activators of the inflammatory response. AIMs, through reduction of ROS and inhibition of NF-kB, suppress production of TNFa, IL-6, IL-1, IFNg, and other inflammatory cytokines, or cellular messengers. The suppression of these inflammatory cytokines inhibits their downstream proinflammatory signaling pathways.

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Reduction of enzymes associated with fibrosis and tissue remodeling. Tissue remodeling and fibrosis can be caused by chronic inflammation due to deposition of collagen and other factors. In a variety of models and settings, suppression of ROS and inhibition of NF-kB has been observed to reduce the expression of enzymes associated with tissue remodeling that are implicated in the progression of PH, certain types of cancer, arthritis, and many other diseases.

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Inhibition of cellular proliferative pathways. Inhibition of NF-kB by AIMs can prevent cellular proliferation, or harmful excessive cellular growth, the prevention of which is known as anti-proliferative effects, as demonstrated by the fact that AIMs have been shown to inhibit cancer cell replication in in vitro and in vivo model systems.

Bardoxolone Methyl for the Treatment of Pulmonary Hypertension

Bardoxolone methyl, our most well-characterized AIM, targets the bioenergetic and inflammatory components of PH, which we believe gives it the potential to improve functional capacity in patients suffering from certain forms of this disease. We licensed bardoxolone methyl from The Trustees of Dartmouth College and The University of Texas M.D. Anderson Cancer Center in 2004.

Background

Prior to beginning development of bardoxolone methyl for the treatment of PH, we evaluated it in clinical trials in a total of approximately 1,860 healthy volunteers, patients with chronic kidney disease, or CKD, and patients with solid tumors or lymphoma. The majority of the patients were treated in our BEACON trial, a large, multi-national, randomized, double-blind, placebo-controlled Phase 3 outcomes trial in patients with severe, Stage 4 CKD and type 2 diabetes. The BEACON trial was predicated on several Phase 2 clinical trials that demonstrated that bardoxolone methyl improved multiple parameters of kidney function, with one of these trials showing sustained effects for 52 weeks. On the basis of this Phase 2 data and an acceptable Phase 2 safety profile, the BEACON trial was designed and initiated to evaluate a 20 mg dose of bardoxolone methyl.

In October 2012, our BEACON trial was terminated early in response to the independent data monitoring committee’s recommendation to stop the trial for safety concerns when data trends indicated a statistically significant increase in heart failure events and a non-statistically significant increase in mortality in the treatment arm. At the time, nothing was known about the cause or timing of the heart failure events or whether these events might worsen and drive additional mortality.

After the trial was terminated, analysis revealed that there was no statistical difference in mortality between the treatment and placebo arms and that 5.0% and 8.8% of the placebo population and bardoxolone methyl-treated patients, respectively, experienced adjudicated heart failure. The primary reason for the increase in adjudicated heart failure events in the treatment group was fluid overload that occurred in the first four weeks after randomization, and patients with fluid overload events who were treated with intravenous diuretics generally resolved their symptoms. There was no increase in risk for fluid overload, as compared to placebo, after the first four weeks of treatment.

Elevated baseline brain natriuretic peptide, or BNP, a marker for fluid overload, and prior hospitalization for heart failure were identified as predictors of these fluid overload events. Bardoxolone methyl increased the risk of heart failure related to fluid overload by 60% in patients with these risk factors. For patients without these baseline characteristics, the risk for heart failure related to fluid overload was 2% in both the treatment and placebo arms. There were no other significant adverse safety findings from the BEACON trial, and patients in the treatment arm had fewer kidney and liver-related significant adverse events, or SAEs, than patients in the placebo arm.

Further investigation, including additional preclinical studies, indicated that bardoxolone methyl modulates the endothelin pathway. Under certain circumstances, the endothelin pathway can affect the body’s volume of fluid, and the endothelin pathway is dysregulated in Stage 4 and later CKD patients, putting them at greater risk for fluid overload. Similar fluid overload events had been observed previously in late-stage CKD patients treated with other therapies, including endothelin receptor antagonists, or ERAs, which are vasodilating agents that are currently approved for the treatment of PAH. This review of data from PAH trials prompted our interest in the applicability of the pharmacology of AIMs, particularly their mitochondrial effects, to PAH.

Having identified risk factors for fluid overload in Stage 4 CKD patients as a history of heart failure and elevated BNP, we communicated our analysis to the Division of Cardiovascular and Renal Products of the FDA, the division that oversaw the investigational new drug, or IND, for CKD, and provided them with our analysis datasets from the BEACON trial so that they could replicate our analyses. We also proposed entering into a Phase 2 trial with bardoxolone methyl in patients with PAH and filed a new IND with the Division of Cardiovascular and Renal Products of the FDA. The FDA communicated in November 2013 that the trial may proceed.

We subsequently initiated the Phase 2 LARIAT trial in PAH patients. As part of this trial, risk mitigation procedures include exclusion of patients with significant renal disease, prior history of left-sided heart disease or heart failure, or with elevated baseline BNP levels.

In April 2014, a paper in the American Journal of Nephrology was published that described the mechanisms contributing to the adverse events described above in the BEACON trial. In June 2014, we gave a presentation at the European Renal Association-European Dialysis and Transplant Association on the investigation of serious adverse events in bardoxolone methyl patients in BEACON and in December 2014 a paper in the Journal of Cardiac Failure was published describing the risk factors discussed above.

Pulmonary Hypertension

PH is a multi-organ condition characterized by an abnormally high pressure in the network of arteries and veins that lead to and from the lungs due, in part, to narrowing of the pulmonary vasculature as a result of inflammation, remodeling, proliferation, and endothelial dysfunction. Mitochondrial dysfunction has also been implicated in PH. PH patients experience increased pressure on the right side of the heart, ultimately leading to ventricular failure and death. Although PH does not involve metastasis or disruption of tissue boundaries, it shares some features with cancer, including hyperproliferation and resistance to apoptosis, or programmed cell death, of vascular smooth muscle and other cells. Further, impaired energetics of skeletal muscle is a common feature of PH.

PH can be caused by a number of different underlying defects, which have been classified into five groups by the World Health Organization, or WHO.

WHO PH Classification and Etiologies Within Each Classification Targeted by Reata

We are focused on the treatment of certain indications within WHO Groups I, III and V. WHO Group I consists of PAH and we are testing bardoxolone methyl in all etiologies of this group. WHO Group III consists of

PH due to lung diseases or hypoxia, of which we are focusing on a subset of patients with certain etiologies of PH due to interstitial lung disease, or ILD. WHO Group V consists of PH with multifactorial mechanisms, of which we are focusing on a subset of patients with sarcoidosis that has caused ILD.

PAH, like PH more generally, results in a progressive increase in pulmonary vascular resistance, which ultimately leads to right ventricular heart failure and death. PAH has a number of different etiologies, with approximately 72% of PAH cases being associated with either connective tissue disease, or CTD, or being idiopathic. Female PAH patients outnumber males by a factor of 2:1, and the onset of PAH generally occurs between the ages of 40 and 60, with the average age of onset being 53. Despite treatment with existing PAH therapies, the five-year survival rate remains only 44% to 68%.

Patients with CTD-PAH are generally less responsive to existing therapies and have a worse prognosis than patients with other forms of PAH. The primary CTDs underlying CTD-PAH include scleroderma, lupus, and mixed connective tissue diseases. CTD-PAH patients make up approximately 30% of the overall PAH population. In comparison to patients with idiopathic PAH, or I-PAH, patients with CTD-PAH have a higher occurrence of small vessel fibrosis and greater incidence of pulmonary veno-obstructive diseases. In the United States, the five-year survival rate for CTD-PAH patients is approximately 44%, with a median survival rate of approximately four years, whereas I-PAH patients have a median survival rate of approximately seven years. As described in a recently published large meta-analysis performed at the University of Pennsylvania that analyzed data from eleven Phase 3 and Phase 4 clinical trials, pulmonary vascular resistance, mean pulmonary arterial pressure, and right atrial pressure are lower in CTD-PAH patients as compared to I-PAH patients. This may explain why CTD-PAH patients treated with vasodilator therapies have 6MWD improvements of only one third compared to the improvements seen in I-PAH patients. As a result, CTD-PAH represents a subset of the PAH population with a significant unmet medical need.

Interstitial lung disease, or ILD, patients experience extensive pulmonary vascular remodeling, which ultimately leads to PH-ILD in approximately 30% to 40% of ILD patients. PH-ILD falls under both WHO Groups III and V and we are initially targeting the use of bardoxolone methyl in the subset of ILD patients with idiopathic pulmonary fibrosis, CTD that has affected the lung tissue, and non-specific interstitial pneumonia, which are all part of WHO Group III, as well as sarcoidosis, which is part of WHO Group V. PH-ILD patients have a one-year survival rate of approximately 63%, as compared to approximately 92% for ILD patients without PH. Recent studies have demonstrated that mitochondrial abnormalities are key contributors to PH-ILD.

Limitations of Current Therapies for Pulmonary Hypertension

Pulmonary Arterial Hypertension Therapies

Three classes of drugs are currently used to treat PAH: ERAs such as Tracleer® and Letairis®; nitric oxide pathway modulators, including Revatio®, Adcirca® and Adempas®; and prostacyclins pathway agonists, such as Ventavis®, Uptravi® and treprostinil. There are also additional therapies in late-stage clinical development. These agents are all systemic vasodilators that directly modulate vasoconstrictive and vasodilatory pathways, which have limited ability to mitigate the synergistic effects of vasoconstriction, thrombosis, fibrosis, and vascular remodeling within the pulmonary arterial system, and do not address the role of mitochondrial dysfunction and inflammation in PAH.

All three classes of existing therapies are not specific to the pulmonary vasculature and have effects on blood pressure, vascular resistance, and cardiac output. These systemic hemodynamic effects can result in hypotension and fainting, which generally limit their clinical dosages. These hemodynamic effects can be exacerbated when a patient is prescribed multiple vasodilators. In addition, clinically significant drug-drug interactions have been observed that can further limit the ability to deliver effective drug combinations. Vasodilators approved for PAH also generally do not yield significant functional improvements in CTD-PAH patients, likely because vasoconstriction is not as prominent a feature in these patients as it is in other PAH patients. Further, the efficacy of currently approved therapies is impacted by the number of other PAH therapies being administered to a patient, with each new therapy yielding lower marginal return.

Change in Six Minute Walk Distance in PAH Patients on No Background Therapy

6MWD Changes in Patients on No Background Therapy

Treatment (Study)	Δ6MWD (m)
Tadalafil (AMBITION)	+23
Bosentan (BREATHE-1)	+44
Oral Treprostinil (FREEDOM-M)	+26
Selexipag (GRIPHON)	+34

Change in Six Minute Walk Distance in PAH Patients on At Least One Background Therapy

6MWD Changes in Patients on at Least 1 Background Therapy

Treatment (Study)	Mean # of Background Therapies	Δ6MWD (m)
Bosentan (COMPASS-2)	1.0	+22
Oral Treprostinil (FREEDOM-C2)	1.4	+10
Selexipag (GRIPHON)	1.1	+7

In addition, most patients in North America are generally managed more closely than their counterparts outside of North America and receive a higher number of background therapies, and receive less incremental improvement from an additional therapy. Accordingly, the treatment effect observed in some registrational trials for new PAH therapies is primarily driven by improvements seen in patients outside of North America, who are generally on fewer existing therapies.

Change in Six Minute Walk Distance in PAH Patients by Geographic Region

6MWD Changes by Geographic Region
Treatment (Study)	Overall	Ex-US/NA	US/NA
Riociguat (PATENT-1)	+36	+40	+4
Macitentan (SERAPHIN)	+22	+28	-40
Inhaled Treprostinil (TRIUMPH I)	+20	+35	+11

Pulmonary Hypertension in Interstitial Lung Disease Therapies

Currently, there are no approved therapies for PH-ILD patients. While approved vasodilators are sometimes used off-label, given the degree of remodeling and fibrosis present in the lung tissue and vasculature of PH-ILD patients, they are minimally effective. Several current PAH therapies have been tested in PH-ILD patients and have resulted in little to no clinical improvement.

Bardoxolone Methyl in Pulmonary Hypertension

Bardoxolone methyl directly targets the bioenergetic and inflammatory components of PH. PH patients experience mitochondrial dysfunction, increased production of NF-kB and related inflammatory pathways involved in ROS signaling, cellular proliferation, and fibrosis. Bardoxolone methyl, through the combined effect of Nrf2 activation and NF-kB suppression, has the potential to inhibit inflammatory and proliferative signaling, suppress ROS production and signaling, reduce the production of enzymes related with fibrosis and tissue remodeling, and increase ATP production and cellular respiration. By addressing a novel pathway in PH, we believe that bardoxolone methyl may provide additional benefits beyond current PAH therapies, including:

•

Increased functional capacity.    We believe the bioenergetic effects of bardoxolone methyl may result in increased functional capacity, the ability to perform everyday functions, for PH patients due to its effects on energy production and cellular respiration, as have been characterized in preclinical studies with bardoxolone methyl and other AIMs.

•

Potential effects beyond functional improvements.    Bardoxolone methyl has potential anti-inflammatory, anti-proliferative, and anti-fibrotic effects and targets multiple cell types relevant to PH, including endothelial cells, smooth muscle cells, and macrophages. We believe that bardoxolone methyl may, over an extended period of time, affect the synergistic effects of vasoconstriction, thrombosis, fibrosis, and vascular remodeling within the pulmonary arterial system, potentially improving patient outcomes.

•

Broader applicability.    Bardoxolone methyl may be useful in treating CTD-PAH patients, earlier stage PAH patients, and PH-ILD patients, all of whom are underserved by existing PAH therapies, likely because vasoconstriction is not as prominent a feature in these patients as it is in idiopathic and other PAH patients. In addition, lack of embryofetal toxicity should allow for the use of bardoxolone methyl in pregnant women, which are currently limited to prostacyclins.

•

Potential as a combination therapy.    To date, it has been observed that bardoxolone methyl does not have systemic hemodynamic effects or drug-drug interactions in PH patients. This may provide clinicians with greater flexibility in dosing, ultimately result in a more favorable safety profile, and allow for use in combination with other therapies with a greater incremental effect than an additional vasodilator.

Market Opportunity for Bardoxolone Methyl

Pulmonary Arterial Hypertension Market

We believe there is significant opportunity for once-daily, orally administered bardoxolone methyl to address the PAH market currently served only by the existing vasodilator therapies. In 2014, global sales of approved PAH treatments were approximately $4.7 billion. In addition, recently approved treatments such as Opsumit® and Adempas® have shown rapid uptake in the PAH market and, based on industry reports, Opsumit® is projected to reach between $1 and $2 billion in annual sales within seven years from launch. Furthermore, the global PAH patient population is estimated to be growing at an annual rate of 10 to 15 patients per million of population each year. Accordingly, by 2020, it is estimated that the global PAH population will be almost twice what it is today, and it is projected that there will be at least 20,000 PAH patients in the United States alone.

Pulmonary Hypertension in Interstitial Lung Diseases Market

There are no therapies currently approved for PH-ILD. There are at least 20,000 patients in the United States and approximately 75,000 worldwide with the forms of PH-ILD that we are targeting. Further, PH-ILD may be underdiagnosed because the current standard for diagnosis is heavily focused on the characteristics of PAH patients, while PH-ILD patients have different hemodynamics and lung function. We believe that with the emergence of an effective therapy, identification of patients with this subset of PH may increase.

Clinical Development for Bardoxolone Methyl in Pulmonary Hypertension

We first proposed entering into a Phase 2 trial of bardoxolone methyl in patients with PAH in September 2013, at which time we met with the FDA to discuss our proposed trial design and the analysis performed following the BEACON trial. Our trial design incorporates FDA feedback, which included the selection of 6MWD as the primary efficacy endpoint and the exclusion of patients with significant renal disease, a prior history of left-sided heart disease or heart failure, or with elevated baseline BNP levels in order to mitigate risk. We filed an IND with the FDA on November 1, 2013, for which we served as sponsor. In September 2015, we expanded our development program to include PH-ILD patients under our existing IND for PAH. The protocol for the LARIAT trial was amended to include four separate, independently randomized cohorts for four different etiologies of PH-ILD patients and was submitted to the FDA on September 4, 2015. In October 2015, we interacted with the FDA concerning our initial PAH data and the FDA concurred with our plan to initiate a Phase 3 trial in CTD-PAH patients. We have initiated activity on our Phase 3 trial in CTD-PAH and plan to begin enrolling patients in the second half of 2016. In March 2015, the FDA granted our request for orphan drug designation for the treatment of PAH.

Phase 2 LARIAT Trial Design

The LARIAT trial is a randomized, placebo-controlled, double-blinded, dose-escalation Phase 2 trial evaluating the safety and efficacy of once daily, orally administered bardoxolone methyl in up to 208 PH patients with PAH or PH-ILD. LARIAT is comprised of four separate cohort groups, all of which include patients classified as WHO/New York Heart Association, or NYHA, Functional Class II and III. Functional Class II patients are comfortable at rest, but ordinary physical activity results in breathlessness, fatigue, or palpitations. Functional Class III patients are comfortable at rest, but less than ordinary physical activity results in breathlessness, fatigue, or palpitations.

•

Cohort 1.    The first cohort group began enrolling in May 2014 and consists of PAH patients in the United States. Eligible patients must have a baseline 6MWD of greater than or equal to 150 meters but less than or equal to 450 meters and must be receiving at least one disease-specific PAH background therapy. Patients are randomized 3:1 in each dose group to either bardoxolone methyl at doses of 2.5 mg, 5 mg, 10 mg, or 20 mg, or placebo. There are currently 38 patients enrolled in cohort 1.

•

Cohort 2.    The second cohort group began enrolling in January 2015 and consists of PAH patients in the United States. Eligible patients must have a baseline 6MWD of greater than 450 meters and must be receiving at least one disease-specific PAH background therapy. Patients are randomized 3:1 in each dose group to bardoxolone methyl at doses of 5 mg or 20 mg, or placebo. There are currently 16 patients enrolled in cohort 2.

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Cohort 3.    The third cohort group was activated in September 2015, will consist of PAH patients in the United States and potentially other countries, and will be comprised of two sub-cohorts for CTD-PAH patients and non-CTD-PAH patients, respectively. Eligible patients must have a baseline 6MWD of greater than or equal to 150 meters and must be receiving zero to three disease-specific PAH background therapies. Patients are randomized 2:1 to bardoxolone methyl or placebo. Patients in the treatment group will be titrated from 5 mg to 10 mg doses based on tolerability. There are currently 10 patients enrolled in cohort 3.

•

Cohort 4.    The fourth cohort group was activated in September 2015, will consist of PH-ILD patients in the United States and potentially other countries, and will be comprised of four sub-cohorts based on the patient’s underlying type of ILD: (a) PH-ILD caused by CTD, such as scleroderma and lupus, or CTD-PH-ILD; (b) PH-ILD caused by idiopathic pulmonary fibrosis, or IPF-PH-ILD; (c) PH-ILD caused by non-specific interstitial pneumonia, or NSIP-PH-ILD; and (d) PH-ILD caused by sarcoidosis, or SA-PH-ILD. Eligible patients must have a baseline 6MWD of greater than or equal to 150 meters. As no therapies are approved to treat these patients, no background therapies are required for enrollment. Patients are randomized 2:1 to bardoxolone methyl or placebo. Patients in the treatment group will be titrated from 5 mg to 10 mg doses based on tolerability. There are currently two patients enrolled in cohort 4.

Cohorts of the LARIAT Trial

The primary endpoint of the LARIAT trial is change in 6MWD during a 16 week treatment period. All patients who complete the treatment period are eligible to continue directly into an extension trial to evaluate the intermediate and long-term safety and efficacy of bardoxolone methyl. Those patients who had been receiving placebo will be converted to bardoxolone methyl in the extension trial, during which all patients are evaluated after the first four weeks and every 12 weeks thereafter.

Phase 2 LARIAT Trial Results

An analysis performed in September 2015 included patients from cohorts 1 and 2 in dose groups that had been fully enrolled and completed 16 weeks of treatment. The database for these cohorts was locked at this point as the original primary analysis consisted of the first three dose groups of cohort 1. In addition, the first dose group in cohort 2 had finalized and we decided to include it in the analysis as well. Locking the database at this time allowed us to prepare data for a public presentation at the CHEST meeting in October 2015. The baseline characteristics for these patients can be seen in the chart below. Notably, patients were on an average of 1.6 background therapies.

Baseline Characteristics of Patients in LARIAT Cohorts 1 and 2

	PBO ≤450 m	2.5 mg ≤450 m	5 mg ≤450 m	10 mg ≤450 m	PBO >450 m	5 mg >450 m
N	6	6	6	6	2	6
Mean Age (yrs)	51(10)	53(7)	61(10)	61(13)	34(10)	44(15)
Female (n, %)	4(67)	4(67)	5(83)	5(83)	2(100)	5(83)
White (n, %)	5(83)	6(100)	5(83)	6(100)	0(0)	6(100)
Mean Weight (kg)	75(19)	82(11)	86(14)	81(20)	80(2)	81(19)
Mean BMI (kg/m2)	28(6)	31(6)	31(7)	30(5)	27(5)	30(6)
PAH Etiology (n, %)
Idiopathic	4(67)	3(50)	3(50)	3(50)	2(100)	4(67)
CTD	2(33)	2(33)	3(50)	1(17)	0(0)	1(17)
Anorexigen associated	0(0)	1(17)	0(0)	2(33)	0(0)	1(17)
WHO/NYHA Function (n, %)
Class II	2(33)	3(50)	5(83)	4(67)	2(100)	5(83)
Class III	4(67)	3(50)	1(17)	2(33)	0(0)	1(17)
Mean Baseline 6MWD (m)	354(49)	412(20)	373(83)	366(70)	476(20)	479(27)
Mean time since diagnosis (yrs)	4.7(3.8)	3.5(3.0)	6.8(5.0)	4.5(4.2)	1.1(0)	3.8(3.2)
Mean PAH Background Therapies	1.7	1.7	1.8	1.3	2.0	1.7
PDE5i (n, %)	4(67)	6(100)	4(67)	4(67)	2(100)	4(67)
ERA (n, %)	5(83)	4(67)	5(83)	4(67)	2(100)	5(83)
Prostacyclin (n, %))	1(17)	0	2(33)	1(17)	0	1(17)

Results by dose group, and of the pooled dose groups, for the analysis performed on patients in cohort 1 can be seen in the table below. The method of analysis utilizes a statistical approach that incorporates all six post-baseline 6MWD measurements. In these patients, we observed a mean 6MWD improvement of 21.6 meters from baseline and a placebo-corrected mean 6MWD improvement of 21.4 meters, which were both statistically significant results. A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value”, which represents the probability that random chance caused the result. For example, a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance. A p-value = 0.05 is a commonly used criterion for statistical significance, and may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA, do not rely on strict statistical significance thresholds as criteria for market approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment. Accordingly, treatments may receive market approval from the FDA even if the p-value of the primary endpoint is greater than 0.05, or may fail to receive market approval from the FDA even if the p-value of the primary endpoint is less than 0.05.

Cohort 1: Results by Dose Group

		Overall Δ6MWD (m)
Treatment	N	Δ6MWD (95% Confidence Interval)	Placebo-corrected treatment effect (95% Confidence Interval)
Bardoxolone Methyl 2.5 mg	6	30.3 (13.5, 47.0)	30.0 (6.0, 53.9)
Bardoxolone Methyl 5 mg	6	14.0 (-2.8, 30.9)	13.7 (-10.5, 37.9)
Bardoxolone Methyl 10 mg	4	19.7 (-0.8, 40.2)	19.4 (-7.2, 46.1)
Bardoxolone Methyl 2.5 mg, 5 mg, 10 mg	16	21.6 (11.3, 31.8) (p = <0.001)	21.4 (1.4, 41.4) (p = 0.037)
Placebo	6	0.2 (-16.8 – 17.1) (p = 0.983)	—

Bardoxolone methyl demonstrated activity at all doses and, while there was not a clear dose response overall, non-obese patients, those with BMI below 30 kg/m2, were observed to demonstrate a treatment response at the lowest dose level while higher doses were observed to be necessary to result in a treatment response in obese patients. Based on this data, cohorts 3 and 4 will utilize a dose titration of 5 mg to 10 mg.

Cohort 1: Dose Responses in Non-Obese and Obese Patients

Finally, we performed additional analysis on the eight CTD-PAH patients in cohort 1. Six of these patients received bardoxolone methyl at a dose of 2.5 mg, 5.0 mg or 10.0 mg, and two received placebo. The change from baseline for the patients that received bardoxolone methyl was 38 meters at week sixteen with a p-value of 0.01 and mean values were increased at all post-baseline timepoints, as can be seen in the chart below. The time-averaged change was 30 meters with a p-value of 0.05. In contrast, the average increase for CTD-PAH patients receiving a new therapy in the University of Pennsylvania’s meta-analysis was 9.6 meters. Approximately 76% of the CTD-PAH patients in this meta-analysis were not on background therapies. The change in patients on background therapies was not disclosed. However, if CTD-PAH patients react similarly overall, we believe those on background therapy would have seen an even smaller increase than 9.6 meters.

6MWD for the two placebo patients decreased by 14.1 meters. However, the overall placebo corrected p-value for CTD-PAH patients was 0.13, which did not meet statistical significance due to the small number of placebo patients. Behavior of CTD-PAH patients receiving placebo was also analyzed in the University of Pennsylvania’s meta-analysis. In this meta-analysis, 6MWD in these patients decreased on average by 13.5 meters over the course of twelve weeks. We believe the observed increase in 6MWD in CTD-PAH patients receiving bardoxolone methyl may lead to significant benefit in these patients and, accordingly, have initiated activity in a Phase 3 trial in patients with CTD-PAH.

In cohort 2, we studied bardoxolone methyl in patients with a baseline 6MWD of more than 450 meters, who have typically been excluded from registrational trials of approved PAH therapies. We believe that these patients, who are usually earlier in their disease development than those who can only walk a shorter distance, are also usually less vasoconstricted than later stage patients, and therefore substantial improvement in 6MWD due to vasodilation would not be expected.

In data from cohorts 1 and 2, we observed that patients with a baseline 6MWD of more than 450 meters had a mean improvement in 6MWD after 16 weeks of treatment of 29 meters, while patients with a baseline 6MWD of greater than or equal to 150 meters but less than or equal to 450 meters had a mean improvement in 6MWD after 16 weeks of treatment of 24 meters.

We also performed an analysis on patients in both cohorts 1 and 2 with respect to the activity of bardoxolone methyl relative to the type of background therapies already being administered to a patient and observed that bardoxolone methyl resulted in similar improvements in 6MWD in all groups.

Cohorts 1 and 2: Changes in 6MWD by Type of Background Therapy(ies)

(1)	The column labeled ERA includes patients at least on an ERA and may or may not be on a PDE5i or a prostacyclin.
(2)	The column labeled PDE5i includes patients at least on a PDE5i and may or may not be on an ERA or a prostacyclin.
(3)	The column labeled ERA + PDE5i includes patients at least on a PDE5i and an ERA and may or may not be on a prostacyclin.

We also analyzed changes in weight and creatine kinase in cohort 1 patients over the treatment period. As we have observed in previous clinical trials with bardoxolone methyl, in LARIAT we observed decreases in weight and creatine kinase in patients dosed with bardoxolone methyl relative to placebo, which we believe are indicators of bardoxolone methyl’s ability to increase mitochondrial ATP production and muscle metabolism.

We also analyzed changes in blood pressure and BNP, a marker of fluid status and cardiac pressure. We observed no meaningful or dose-related changes in systolic and diastolic blood pressure or BNP, which supports our belief that, unlike approved vasodilators, bardoxolone methyl does not have systemic hemodynamic effects.

Phase 2 LARIAT Trial Safety and Tolerability

We have observed no significant tolerability issues and only one treatment-related SAE of pneumonia in the initial 16 week LARIAT trial. The investigator considered this SAE possibly related to drug treatment, but we believe it is unlikely to be related to drug treatment due to the low incidence of pneumonia reported with bardoxolone methyl in prior trials, where it was administered to approximately 1,860 healthy volunteers, patients with CKD, and patients with solid tumors or lymphoma, and due to the current event of pneumonia having been resolved quickly despite continued administration of bardoxolone methyl. During the initial 16 week treatment period, there have been five discontinuations in the treatment group and two of the discontinuations in the placebo group due to adverse events, or AEs. A number of patients who completed the initial 16 week LARIAT trial rolled into an extension study. One patient, after a total of 27 weeks of drug treatment experienced syncope. The investigator considered this SAE possibly related to drug treatment. During the extension study, there have been two discontinuations in the treatment group and one discontinuation in the placebo group due to AEs. The only dose related AE observed to date has been nausea, generally described as mild, in 33% of patients at the 20 mg dose of bardoxolone methyl compared to 7% of patients on placebo. There have been no observed increased incidences of AEs typically associated with vasodilation, such as headache or jaw pain, nor have there been any fluid overload events in treatment group patients.

Further, the trial utilizes a protocol safety review committee, or PSRC, to review all data on an unblinded basis and to determine safety by dose. To date, the PSRC has not identified any safety issues for any of the doses tested. However, due to additional incidences of nausea at the 20 mg dose and the fact that signs of activity have been observed at lower dose levels, the titration design in cohorts 3 and 4 will utilize 5 mg and 10 mg doses.

Anticipated Clinical Development Plans

We plan to enroll both CTD-PAH and non-CTD-PAH patients in LARIAT cohort 3 to test a titration approach in advance of designing our anticipated Phase 3 trial. We also intend to use data from CTD-PAH patients to help support an application to the FDA for breakthrough status for the treatment of CTD-PAH, once we have enough data to do so. We also plan to enroll PH-ILD patients in LARIAT cohort 4. We anticipate that additional data from PAH patients in the LARIAT trial will be available in the second half of 2016 and data from PH-ILD patients will be available in the first half of 2017.

In October 2015 we interacted with the FDA concerning our initial Phase 2 data in PAH patients and our plans for an initial Phase 3 trial. The FDA concurred with our plan to initiate a Phase 3 trial in CTD-PAH patients and stated that 6MWD is an acceptable primary endpoint. In addition, the FDA noted that the proposed Phase 3 trial, together with the LARIAT Phase 2 data in PAH patients and prior clinical trials with bardoxolone methyl, would provide adequate data for an NDA review of the safety profile of bardoxolone methyl. The FDA recommended conducting a single additional clinical drug interaction study and otherwise had no clinical trial, clinical pharmacology, or preclinical study requests. We have initiated activity on our Phase 3 trial in CTD-PAH and plan to begin enrolling patients in the second half of 2016. We anticipate conducting one or more additional Phase 3 trials in selected subsets of PH patients after we initiate the trial in CTD-PAH patients.

Other Clinical and Preclinical Findings for Bardoxolone Methyl

Metabolic Effects of Bardoxolone Methyl

The potential bioenergetic effects of bardoxolone methyl observed in LARIAT cohort 1 patients are consistent with the results from several clinical trials in patients with CKD, including BEACON, where we observed more frequent weight loss in treatment group patients than control group patients. The lower ribcage circumferences measurements observed in BEACON support our belief that bardoxolone methyl increases mitochondrial ATP production, including increased mobilization of fatty acids from peripheral fat stores. In addition, a large reduction in creatine phosphokinase was also observed in BEACON treatment group patients, potentially indicating improved muscle metabolism.

Metabolic Effects of Bardoxolone Methyl Observed in BEACON

In addition, bardoxolone methyl has been observed in cell-based assays to improve multiple parameters of mitochondrial function, including basal respiration, maximal respiration, and ATP production. We have benchmarked the mitochondrial effects of bardoxolone methyl against a number of current PAH therapies, and we have observed no similar significant effect on mitochondrial function with the other agents.

Comparison of Bardoxolone Methyl to Other PAH Therapies in Cell Based Assays of Mitochondrial Function

Lung Pathology in Animal Models of PAH with Bardoxolone Methyl Analog

The beneficial effects of AIMs in the treatment of PAH have been demonstrated in several animal models.

A bardoxolone methyl analog, RTA dh404, increased expression of antioxidant Nrf2 target genes and decreased expression of proinflammatory NF-kB target genes in two different studies of rats with an induced

PAH-like state. Histological changes were also observed, including decreased pulmonary clotting, arterial hypertrophy, or enlargement of component cells in the arteries, and cell migration.

Several preclinical studies have also shown that bardoxolone methyl and its analogs exhibit anti-proliferative properties and mitigate vascular tissue remodeling and fibrosis that is often implicated in the progression of PAH. For example, bardoxolone methyl was observed to reduce fibrosis in mice with induced pulmonary fibrosis and to inhibit expression of pro-fibrotic proteins in a setting independent of pressure-induced fibrosis.

Commercialization Rights for Bardoxolone Methyl

Under the terms of our collaboration agreements, we retain commercial rights to market and sell bardoxolone methyl in the United States. KHK has licensed from us the rights to develop and commercialize bardoxolone methyl in Asia, and AbbVie has licensed from us the right to market and sell bardoxolone methyl in all non-KHK territories outside of the United States. We plan to work closely with our collaborators to devise global commercialization strategies for bardoxolone methyl, if and when approved, and intend to market and sell bardoxolone methyl, if approved, in the United States.

RTA 408 for the Treatment of Friedreich’s Ataxia, Mitochondrial Myopathies and Other Indications

RTA 408 is a close structural analog of bardoxolone methyl that was developed to improve tissue distribution, including blood-brain barrier penetration. To date, RTA 408 has been administered orally to patients with FA, MM, and solid tumors, and has been administered topically to patients receiving cataract surgery and suffering from radiation dermatitis. We believe that an RTA 408-induced increase in mitochondrial energy production could have beneficial effects on multiple organ systems, with the most profound effects being in skeletal muscle, the brain and other tissues with a high energy demand.

Friedreich’s Ataxia

Friedreich’s ataxia is an inherited, debilitating, and degenerative neuromuscular disorder that is typically diagnosed during adolescence and can ultimately lead to early death. Patients with FA experience progressive loss of coordination, muscle weakness, and fatigue, which commonly progresses to motor incapacitation and wheelchair reliance. FA patients may also experience visual impairment, hearing loss, diabetes, and cardiomyopathy. Childhood-onset FA can occur as early as age five, is more common than later-onset FA, and typically involves more rapid disease progression. The majority of FA patients have disease onset by approximately 13 to 15 years of age, and thereafter have a mean duration until wheelchair use of 10 to 15 years. The median age of death is in the mid-30s.

A mutation in the FXN, or frataxin, gene leads to impaired transcription and reduced expression of the mitochondrial protein frataxin. Deficiency of frataxin in cells leads to a mitochondrial iron overload and poor cellular iron regulation, increased sensitivity to oxidative stress, and impaired mitochondrial ATP production. Impaired ATP production in FA patients likely accounts for the decreased coordination, progressive muscle weakness, exercise intolerance, and fatigue observed in these patients, as well as other disease manifestations.

Limitations of Current Therapies for Friedrich’s Ataxia

There are no currently approved therapies for the treatment of FA. Patients are usually given guidelines around certain lifestyle habits. They are recommended to follow a diet that is low in iron and encouraged to take vitamins and supplements.

Idebenone was previously approved as a treatment for FA in Canada, but it was withdrawn five years after it was launched because no evidence could be provided for its efficacy. Despite the lack of current marketing authorization and minimal evidence of effectiveness in FA, idebenone continues to be prescribed off-label by physicians we believe in part due to the lack of other therapeutic options for FA patients.

RTA 408 in Friedreich’s Ataxia

Since patients suffering from FA experience increased sensitivity to oxidative stress and impaired mitochondrial ATP production, we believe that RTA 408 may be effective in treating this indication. Further, data demonstrates that Nrf2 signaling is significantly impaired in both FA patients and in preclinical models of frataxin deficiency, resulting in impairment of antioxidant defense mechanisms, while silencing of frataxin gene expression has been linked to decreases in expression of Nrf2. For example, when frataxin was knocked down in a mouse motor neuron cell model, Nrf2 messenger RNA expression was also decreased approximately 30%, as was the protein expression of the Nrf2 target genes SOD and GST. Accordingly, we believe that Nrf2 activation through RTA 408 may result in a clinical benefit to FA patients.

Market Opportunity for RTA 408 in Friedreich’s Ataxia

FA is an ultra-orphan disease with a prevalence ranging from 0.7 to 5 per 100,000 in Caucasians globally. There are an estimated 23,000 people globally with FA, including an estimated 6,000 to 7,000 in the United States and approximately 9,500 in the European Union, concentrated in Southern and Western Europe. Approximately 1,400 of the U.S. patients are identified on the Friedreich’s Ataxia Research Alliance’s registry. The global population outside of the United States and European Union consists of those descended from Western European immigrants and exists in areas such as Latin America and areas of Africa. We are aware of no documented reports of FA in populations of Sub-Saharan African, American Indian, or East Asian origins. Patients with FA are often undiagnosed or are misdiagnosed with a different cerebellar ataxia. However, we believe that if and when an effective treatment for FA is approved and marketed, more patients will be encouraged to be genetically tested for FA.

Clinical Development for RTA 408 in Friedreich’s Ataxia

We are evaluating RTA 408 in the MOXie trial, a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial to evaluate the safety and efficacy of RTA 408 in up to 100 patients with FA pursuant to an IND that we sponsored and filed on July 29, 2014. MOXIe is being conducted at sites in the United States, Europe and Australia. Based on discussions with the FDA in 2014, MOXIe is designed in two parts, with the first primarily focused on the evaluation of safety of RTA 408 in doses ranging from 2.5 mg to 160 mg and the second focused on efficacy. Data for multiple endpoints are being collected, with the primary efficacy endpoint being the change in peak workload, as measured by exercise testing on a recumbent bicycle, and the secondary endpoint being assessment based on the neurological component of the Friedreich’s Ataxia Rating Scale, or FARS.

We have enrolled eight patients in each of the 2.5 mg-5 mg, 10 mg, 20 mg, and 40 mg cohorts and six patients in the 80 mg cohort, and no treatment-related SAEs have been observed to date. There have been few AEs observed to date, consisting primarily of fatigue. Data from the first part of MOXIe are expected in the second half of 2016, and we expect to initiate the second part of MOXIe after receiving this data.

In November 2014, we submitted a request to the FDA for orphan drug designation for RTA 408 for the treatment of FA. The FDA has requested that we submit in vivo or human clinical data to support this application. We requested an extension of time to submit this data and were granted a one year extension to January 26, 2017. We anticipate submitting in vivo or clinical data to support the orphan drug designation in 2016.

Mitochondrial Myopathies

Mitochondrial myopathies are a multi-systemic group of myopathies associated with mitochondrial dysfunction that are caused by over 200 different genetic mutations. Patients with MM present a complex array of symptoms that can vary widely in terms of their severity, although the main symptoms that generally result from mitochondrial dysfunction include muscle weakness, exercise intolerance, and fatigue. Decreased muscle function can affect major muscle groups used for walking, climbing, lifting, and maintaining posture, and muscle weakness is also evident in smaller muscle groups that control, for example, movements of the eyes and eyelids. In addition to the skeletal muscular effects associated with mitochondrial dysfunction generally, patients with MM can also experience seizures, impaired gastrointestinal motility, impaired respiratory function, difficulty swallowing, impaired vision or hearing, and impaired balance and coordination. The prognosis for patients with MM varies widely depending on the degree of involvement of various organ systems in the disease, with disease progression leading to significant physical impairment and even to death in some individuals.

Despite the different array of symptoms of the diseases, a unifying feature of MM is dysfunctional mitochondrial respiration, which subsequently leads to a reduced ability to produce ATP.

Limitations of Current Therapies for Mitochondrial Myopathies

There are currently no approved therapies for the treatment of MM. It is normally recommended that patients maintain a diet that is high in certain types of fat, low in sugar, and low in iron, take vitamins and supplements, and exercise regularly. Resistance training has been shown to increase functional muscle tissue; however, exercise is not known to reverse the effects of the disease, and cessation of resistance training results in loss of muscle strength. Patients with severe manifestations of certain MM may undergo surgery to address seizures, deafness, and cardiomyopathy.

RTA 408 in Mitochondrial Myopathies

Patients suffering from MM have a reduced ability to produce ATP, similar to those patients with FA, and we believe that RTA 408 may be effective in treating this indication.

Market Opportunity for RTA 408 in Mitochondrial Myopathies

The prevalence of MM is estimated to range from 1 to 6 per 100,000 globally. There are fewer than 100,000 people globally with MM, including an estimated 20,000 to 40,000 in the United States. However, the true prevalence of MM is difficult to obtain as many MM patients remain undiagnosed due to similarity of their symptoms to those associated with other cellular metabolic diseases. We believe that with the emergence of an effective therapy, testing for MM may increase.

Clinical Development for RTA 408 in Mitochondrial Myopathies

We are evaluating RTA 408 in the MOTOR trial, a randomized, placebo-controlled, double-blind, dose-escalation Phase 2 trial to evaluate the safety and efficacy of RTA 408 in up to 100 patients with MM pursuant to an IND that we sponsored and filed on August 29, 2014. MOTOR is being conducted at sites in the United States and Europe. Based on discussions with the FDA in 2014, MOTOR is designed in two parts, with the first primarily focused on the evaluation of safety of RTA 408 in doses ranging from 2.5 mg to 160 mg and the second primarily focused on efficacy. Data for multiple endpoints are being collected, with the primary efficacy endpoint being the change in peak workload, as measured by exercise testing on a recumbent bicycle, and the secondary endpoint being change in patients’ 6MWD.

We have enrolled eight patients in each of the 2.5 mg-5 mg, 10 mg, and 20 mg cohorts and seven patients in the 40 mg cohort, and only one treatment-related SAE has been observed to date. An SAE of tachycardia was submitted by a clinical site and further reviewed by the chair of the Data Safety Monitoring Board, or DSMB, who is a cardiologist. The DSMB chair concluded that the event should not be filed as an SAE as it was likely a previously undiagnosed and benign tachycardia, which is common in this patient population. Overall, there have been few AEs observed to date, consisting primarily of fatigue. Data from the first part of MOTOR are expected in the second half of 2016, and we expect to initiate the second part of MOTOR after receiving this data.

Immuno-oncology

We believe that RTA 408 may have utility in the treatment of certain types of advanced solid tumors. These tumors include melanoma, which accounts for approximately 75% of all skin cancer deaths, and more specifically metastatic melanoma, which generally results in lower survival rates in patients with signs of immuno-suppression. While new therapies, such as immune checkpoint inhibitors, have emerged to treat metastatic melanoma, patient response rates to treatment remain relatively low. Various mechanisms likely contribute to this poor response rate, one of which is believed to be the ability of tumors to “cloak” themselves from the immune system through the effects of myeloid derived suppressor cells, or MDSCs.

Treatment with bardoxolone methyl has been observed to abrogate the immune suppressive effect of MDSCs and elicit a corresponding improvement in immune response in tumor-bearing mice and cancer patients. In addition, in preclinical studies, we observed that RTA 408 and analogs may be effective in reducing ROS and reactive nitrogen species in the tumor microenvironment, which has been observed to have promise in restoring immune recognition of tumor-specific antigens, and in reducing tumor nitrotyrsine burden. Further, the effect of RTA 408 in combination with a mouse specific anti-programmed-cell-death-protein-1, or anti-PD-1, antibody was evaluated in mice implanted subcutaneously with Lewis lung carcinoma cells, and it was observed that RTA 408 enhanced the anti-tumor efficacy of anti-PD-1 immune therapy.

We are evaluating RTA 408 in the REVEAL trial, an open-label, multi-center, dose-escalation Phase 2a trial pursuant to an IND that we sponsored and filed on August 23, 2013, to evaluate the safety, pharmacodynamics, and efficacy of RTA 408, in combination with existing immunotherapies, in up to 84 patients with advanced solid tumors. REVEAL is being conducted at sites in the United States and 12 patients have been enrolled to date. In REVEAL, patients receive RTA 408 monotherapy for one week, followed by RTA 408 in combination with the labeled treatment course of either Yervoy® or Opdivo®. We previously evaluated RTA 408 in the DISCOVER trial, an open-label, multi-center, dose-escalation Phase 1 trial conducted at sites in the United States pursuant to an IND that we sponsored and filed on August 23, 2013 to evaluate the safety, pharmacokinetics, and pharmacodynamics of RTA 408 in 11 patients with advanced solid tumors. No treatment-related SAEs were observed in DISCOVER and no treatment-related SAEs have been observed to date in REVEAL.

An orphan drug designation request was submitted in advanced malignant melanoma in November 2014. The FDA requested we submit in vivo or human clinical data to support the application. We requested an extension of time to submit this data and were granted a one year extension to January 26, 2017. We anticipate submitting in vivo or clinical data to support the orphan drug designation in 2016.

Ophthalmology

We believe that RTA 408 may have utility in the prevention of the loss of corneal endothelial cells, or CECs, during cataract surgery. Cataract surgery, the procedure most often used to break up and remove the natural lens, produces oxidative stress. CECs have high mitochondrial density and requirements for energy production and are therefore likely sensitive to oxidative stress. Because of this, CECs are particularly susceptible to surgically-induced damage.

During cataract surgery, patients may lose 10% to 15% of their CECs, but in some instances the magnitude of CEC loss can be up to 50%. CECs do not regenerate and are required for vision and, therefore, CEC loss represents a potentially vision-threatening complication of cataract surgery. Although improvements in surgical procedures can help minimize CEC loss, we are not aware of any existing pharmacotherapies that can protect this critical cell layer from surgical insult.

We evaluated RTA 408 in the GUARD trial, a multi-center, randomized, double-masked, vehicle-controlled, parallel group Phase 2 trial conducted at sites in the United States pursuant to an IND that we sponsored and filed on August 23, 2013 to evaluate a topical ophthalmic formulation of RTA 408 in 307 patients undergoing cataract surgery. While the primary endpoint, which was loss of CECs after cataract surgery, was not attained and no treatment effect was observed at the high dose, promising pharmacological activity was seen at the low dose of 0.5%. At this dose level, a non-statistically significant reduction of 22% CEC loss was observed versus placebo, with a p-value of 0.08, and we observed a statistically significant 60% decrease in the number of patients who experienced a large loss of CECs, with a p-value of 0.015, defined as a loss of 25% or more of baseline cells.

Commercialization Rights for RTA 408

We retain all U.S. commercial rights to market and sell RTA 408 and have licensed to AbbVie commercialization rights to the rest of the world for this product candidate. We plan to work closely with AbbVie to devise global commercialization strategies for RTA 408, if and when approved, and intend to market and sell RTA 408, if approved, in the United States. We continue to evaluate the best indications for which to develop and commercialize RTA 408 under the terms of our collaboration agreement.

Preclinical Programs

Additional AIM Indications

If beneficial bioenergetic effects are demonstrated in our ongoing PAH, PH-ILD, FA and MM trials, this could indicate that our AIM pharmacology may also provide therapeutic benefit for patients suffering from other diseases where mitochondrial dysfunction is implicated, such as Duchenne’s muscular dystrophy, familial Parkinson’s disease, Huntington’s disease, ALS, and other mitochondrial dysfunction-related epilepsies. Some of these diseases may be treated by our current lead product candidates, bardoxolone methyl and RTA 408.

Neuroprotective Hsp90 Inhibitors

We are pursuing preclinical development of non-AIM neuroprotective Hsp90 inhibitors, including RTA 901, for the potential treatment of diabetic neuropathy, spinocerebellar ataxia, spinal bulbar muscular atrophy, and ALS. We licensed these molecules from the University of Kansas in September 2014. In January 2016, the FDA informed us that they were imposing a clinical hold on our IND for RTA 901 pending resolution of some outstanding questions related to our animal toxicology studies, in which no adverse effects were identified. We expect to collaborate with the FDA to understand and resolve these outstanding questions and initiate clinical development during 2016.

Our Hsp90 inhibitors are highly potent and selective C-terminal inhibitors of Hsp90. Inhibition of Hsp90 may result in activation of Hsp70, a molecular chaperone that plays a critical role in the process through which a protein assumes its functional shape and that serves as a central gatekeeper for mitochondrial protein import. Mitochondria rely on Hsp70-dependent protein import mechanisms for almost all of their activity, including the production of ATP. There are also indications that Hsp70 activation may play a profound role in neuroprotection since nerve cells are high consumers of ATP and rely on Hsp70-dependent protein import for proper mitochondrial function.

We have observed favorable activity of RTA 901 in a range of preclinical models of neurodegeneration and neuroprotection, including models of diabetic neuropathy and neural inflammation. RTA 901, administered orally once-daily, has been observed to rescue existing nerve function, restore thermal and mechanical sensitivity, and improve nerve conductance velocity and mitochondrial function in rodent disease models.

RTA 901 Effects on Thermal Sensitivity and Mitochondrial Function in Late Stage Streptozocin-Induced Diabetic Neuropathy in Mice

We retain all rights to our Hsp90 inhibitors, which are not subject to any existing commercial collaborations.

RORgT Inhibitors

We are pursuing preclinical development of novel, small-molecule, orally bioavailable RORgT inhibitors. RORgT is the master regulator of human T Helper 17, or TH17, cellular differentiation, function, and cytokine production, and represents a compelling target for a variety of autoimmune and inflammatory conditions. TH17 cells produce cytokines, including IL-17, that play a critical role in driving immune-mediated inflammation and are implicated in the pathogenesis of certain autoimmune diseases. The efficacy of suppressing IL-17 as a means of treating these conditions has been demonstrated both in animal models and in humans.

We are currently evaluating several RORgT inhibitor molecules in advance of selecting a single development candidate for GLP toxicology studies. We retain all rights to our RORgT inhibitors, which are not subject to any existing commercial collaborations. We expect to file an IND for RORgT inhibitors in 2017.

COLLABORATIONS

Kyowa Hakko Kirin Co., Ltd.

In December 2009, we entered into an agreement with KHK, under which we provided KHK the right to develop and commercialize bardoxolone methyl for renal, cardiovascular, diabetes and certain related metabolic indications in Japan, China (including Hong Kong and Macao), South Korea, Taiwan, Thailand, Singapore, Philippines, Malaysia, Indonesia, Brunei, Vietnam, Laos, Myanmar, and Cambodia. These indications include, among others, chronic kidney disease and PH.

KHK is obligated to use commercially reasonable efforts to conduct all preclinical and clinical activities necessary for the commercialization of licensed products in each country in the licensed territory. KHK is currently conducting a Phase 2 trial with bardoxolone methyl in Stage 3 CKD patients. KHK is not participating in the development program for bardoxolne methyl in PH at this time. Under this agreement, we are obligated to use commercially reasonable efforts to supply KHK with clinical supply of licensed product required for KHK’s development in the licensed territory and we are obligated to negotiate and execute a commercial supply agreement with KHK prior to the initiation of the Phase 3 trial.

Consideration under this agreement includes an upfront payment of $35 million, up to $97 million in development and regulatory milestone payments, and up to $140 million in commercial milestone payments. Total consideration under this agreement could reach $272 million. The aggregate amount of such consideration received through December 31, 2015, totals $50 million. Additionally, KHK is required to pay us royalties on net sales of licensed product sold by KHK, its affiliates, and sublicensees in its territory ranging from the low teens to the low 20 percent range depending on the country of sale and the amount of annual net sales.

The KHK agreement will terminate automatically when the royalty term expires in all of KHK’s territory. A royalty term expires in a country on the later of the expiration of all patents in such country and ten years after the first commercial sale in such country. Either party may terminate the agreement upon the other party’s bankruptcy or insolvency or uncured material breach. Additionally, KHK may terminate the agreement at will upon advance written notice. In the event of any termination of the agreement by us for KHK’s uncured breach, bankruptcy or insolvency or by KHK at will, KHK will transfer and assign to us the regulatory filings for bardoxolone methyl and will license to us the relevant trademarks used with the products in their respective territories.

AbbVie License Agreement

In September 2010, we entered into a license agreement with AbbVie, under which we provided AbbVie, formerly known as Abbott Pharmaceuticals PR Ltd., the exclusive right to conduct all regulatory activities, including obtaining regulatory approval, and commercialization of bardoxolone methyl or other molecules for renal, metabolic, and cardiovascular indications, including CKD and PH, in all other countries outside the United States not previously licensed to KHK under the KHK agreement. Under this agreement we retain the right to commercialize bardoxolone methyl in the United States. Also, both parties are obligated to use commercially reasonable efforts to develop bardoxolone methyl in accordance with agreed upon development plans.

Under this agreement, AbbVie is required to pay us consideration in the form of an upfront payment and development and commercial milestone payments. For each of the three licensed indications under this agreement, we are eligible to receive up to either $300 million or $350 million in development, regulatory and commercial milestone payments depending on the licensed indication and the number of compounds to achieve such milestones, however these payments may only be made once per molecule developed. The aggregate amount of such consideration received through December 31, 2015 totaled $300 million. Additionally, AbbVie is required to pay us, under the AbbVie license agreement, tiered royalties on net sales of licensed product sold by AbbVie, its affiliates and sublicensees in its territory ranging from 15 percent to the high 20 percent range depending on the amount of annual net sales.

In addition, AbbVie invested $300 million in our preferred stock in September 2010 which was converted into common stock in January 2013.

At present, AbbVie has exercised their opt-out right with regard to PH, and therefore is not co-funding our development program in PH. AbbVie has the right to opt-in to this program at any time during development.

Upon opting-in, AbbVie would be required to pay an agreed upon amount of all development costs accumulated up to the point of exercising their opt-in right. All development costs incurred after AbbVie’s opt-in are split equally.

The AbbVie license agreement will terminate automatically when the royalty term expires in all countries in AbbVie’s territory. The royalty term expires in a country on the later to occur of (i) the expiration of all patents and regulatory exclusivity, unless prior to such expirations generic sales have exceeded a certain percentage of all sales in a quarter and (ii) ten years after the first commercial sale. Either party may terminate the agreement in its entirety for bankruptcy or insolvency of the other party and in its entirety or with respect to specific territories for an uncured material breach by the other party, and AbbVie may terminate the agreement in its entirety for specified reasons for cause and in its entirety or with respect to specified territories at will upon advance written notice. In the event of any termination of the agreement by us for AbbVie’s breach or by AbbVie for cause or at will, AbbVie will license to us certain intellectual property rights to develop, manufacture and commercialize bardoxolone methyl, transfer and assign to us the regulatory filings for bardoxolone methyl and will assign or license us the relevant trademarks used with the products in their respective territories. Under certain terminations under the AbbVie license agreement, we are also obligated to pay reverse royalties on net sales of bardoxolone methyl in the terminated territory.

Payments to us under these agreements include $622 million in upfront and potential milestone payments, excluding development cost reimbursement.

AbbVie Collaboration Agreement

In December 2011, we entered into a collaboration agreement with AbbVie under which we provided AbbVie the right to jointly research, develop, and commercialize all second- and later-generation AIMs for all indications other than renal, cardiovascular, and metabolic indications. This is a multi-molecule, multi-product collaboration across all indications, other than renal, cardiovascular, and metabolic indications that are covered in our bardoxolone methyl license agreement with AbbVie and our agreement with KHK. Pursuant to the AbbVie collaboration agreement, the parties have agreed to spend up to a certain amount in early development costs which include research, preclinical development and clinical development, with us paying 100% of a certain amount of such costs and the remaining costs being shared equally. For jointly developed products, all other worldwide costs are split equally and worldwide profits are also split equally except for any product designated for an indication for which Humira®, a drug marketed and sold by AbbVie, has received regulatory approval in the United States, the European Union, or Japan, in which case the costs and profits will be assumed 70% by AbbVie and 30% by us. Multiple indications can be developed for a single molecule subject to certain limitations. Upon conclusion of a Phase 2 trial for a given molecule in a given indication, either party may nominate the molecule as a product candidate, as defined in the agreement specifying the lead indication to advance for a given molecule. Once a product candidate has been named, both parties’ agreement is required to advance any further indications for this compound.

Jointly developed products are developed under agreed development plans and budgets and both parties are obligated to use commercially reasonable efforts to perform their respective obligations under such plans. With respect to RTA 408, we are the lead development party and the lead regulatory party globally. Manufacturing responsibilities during development are allocated between the parties pursuant to the agreed development plans. AbbVie will serve as the lead manufacturing party for commercial supply in all RTA 408 indications.

Products may be unilaterally developed by a party with the other party being entitled to opt-out of, and back into, development cost sharing and profit sharing at various stages of development. If a party opts-out of paying development costs for such unilateral development work and later decides to opt-in, such party must pay an agreed upon amount of the development costs paid to date by the other party. The party commercializing a unilaterally developed product must pay a royalty to the nonparticipating party ranging from the low single digits to 20%, depending principally on what stage of development, if any, was funded by the nonparticipating party.

Commercialization territory rights are divided on a molecule-by-molecule basis. We have the primary right to commercialize RTA 408 in the United States, and AbbVie has the primary right to commercialize RTA 408 in the rest of world, with exclusive commercialization rights in Japan. For subsequent product candidates, we retain the rights to at least one major market, although the first choice alternates between the collaboration parties as each new molecule is commercialized.

The AbbVie collaboration agreement will continue in effect until both parties mutually agree to terminate the agreement. Upon any uncured material breach under the AbbVie collaboration agreement with respect to a joint product, the non-breaching party will have the right to continue development of such product at its own cost and maintain all profits from such product unless the breaching party opts-in to continue development and pays a specified opt-in payment.

Payments to us under this agreement include a $400 million upfront payment that was received upon execution of the AbbVie collaboration agreement, and potential future payments including development cost reimbursement, profit share, and royalty payments.

COMPETITION

Bardoxolone Methyl in PH

Pulmonary Arterial Hypertension

If bardoxolone methyl is approved for the treatment of patients with PAH for use in conjunction with currently approved therapies, such as ERAs, prostacyclins, and PDE5 inhibitors, it will face competition with those current treatments such as macitentan, marketed by Actelion Pharmaceuticals US, Inc., or Actelion as Opsumit®; riociguat, marketed by Bayer AG, or Bayer, as Adempas®; oral treprostinil, marketed by United Therapeutics Corporation as Orenitram™; ambrisentan, marketed by Gilead Sciences, Inc., or Gilead, as Letairis®; selexipag, marketed by Actelion as Uptravi®; and bosentan, marketed by Actelion as Tracleer®. Patients with PAH frequently use more than one therapy; however, we may face competition for patients’ willingness and resources to add another clinical therapy.

We may also face competition from potential new therapies in development. For example, Arena Pharmaceuticals, Inc., Gilead, and Bial-Portela & Ca., SA are actively developing compounds that are attempting to address a problem outside of vasodilation and are to be used in combination with existing treatments. Their products appear to be in early clinical development. We consider these our most direct competitors.

Pulmonary Hypertension in Interstitial Lung Disease

If bardoxolone methyl is approved for the treatment of PH-ILD it will likely be the first treatment on the market for the indication. Currently, bardoxolone methyl faces pipeline competition from riociguat, marketed by Bayer as Adempas®, which is in a Phase 2 trial.

RTA 408

Friedreich’s Ataxia and Mitochondrial Myopathies

If RTA 408 is approved for the treatment of FA or MM, it has the potential to be the first treatment on the market for each indication, but it currently faces pipeline competition in both of these disease spaces. Pipeline competition for such orphan diseases results in competition for patient recruitment as well as investigators’ time and resources. Several competitor product candidates are in Phase 2 and Phase 3 clinical development for FA, including interferon gamma-b from Horizon Pharma plc, EPI-743 from Edison Pharmaceuticals Inc., or Edison, and SHP-622 from Shire plc. Several competitor product candidates are in Phase 2 and Phase 3 clinical development for MM, including cysteamine bitartrate from Raptor Pharmaceutical Corp, idebenone from

Santhera Pharmaceuticals Holding AG, EPI 743 from Edison, and Bendavia® from Stealth Biotherapeutics Inc. These have shown signs of potential in various preclinical models, but have yet to demonstrate substantial efficacy in advanced clinical trials.

Protection Against Post-Surgical Corneal Endothelial Cell Loss

If RTA 408 ophthalmic suspension is approved for post-surgical corneal endothelial cell loss, it will likely be the first pharmacologic therapy that is approved for this indication, but will likely compete with a patient’s willingness and resources to add an additional topical ophthalmic suspension to their regimen of corticosteroids and nonsteroidal anti-inflammatory drugs used to mitigate post-operative pain and inflammation. We do not know of any other pharmacological product candidates currently in development for protection against post-surgical corneal endothelial cell loss.

Immuno-Oncology

If RTA 408 is approved for the treatment of metastatic melanoma in combination with approved checkpoint inhibitors, it will likely be the first approved therapy for enhancing the effects of checkpoint inhibitors through suppression of MDSC activity. However, immuno-oncology is a highly competitive and rapidly changing landscape, and RTA 408 will face competition from the patient’s willingness and resources to add an additional therapy to their prescribed checkpoint inhibitor therapy.

RTA 408 also faces substantial pipeline competition from numerous therapies currently in Phase 2 clinical development for use in combination therapy in immuno-oncology, including Yervoy® and Opdivo® from Bristol Myers Squibb Co., Keytruda® from Merck & Company, MEDI-4736 from AstraZeneca plc, and MPDL3280A from Roche Holding AG, among others. Additionally, there are direct pipeline product candidate competitors in investigator-sponsored Phase 1 trials that address MDSC suppression, including phosphodiesterase-5 inhibitors, nitric oxide inhibitors, and MDSC migration inhibitors. All of these studies compete for the resources and patients that are needed for RTA 408 studies.

MANUFACTURE AND SUPPLY

We have historically relied, and expect to continue to rely, on multiple third-party manufacturers and on our collaborators for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We believe there are multiple sources for all of the materials required for the manufacture of our product candidates. Our manufacturing strategy enables us to more efficiently direct financial resources to the research, development, and commercialization of product candidates rather than diverting resources to internally develop manufacturing facilities. As our product candidates advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure the ongoing and planned preclinical, clinical, and, if our product candidates are approved for marketing, our commercial supply needs for ourselves and our collaborators.

SALES AND MARKETING

We currently intend to build the commercial infrastructure in the United States necessary to effectively support the commercialization of all of our product candidates if and when we believe regulatory approval of the first of such product candidates in the United States appears imminent. Commercial infrastructure for orphan products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, medical liaisons, internal sales support, an internal marketing group, and distribution support. One challenge unique to commercializing therapies for rare diseases is the difficulty in identifying eligible patients due to the very small and sometimes heterogeneous disease populations. Our management team is experienced in maximizing patient identification for both clinical development and commercialization purposes in rare diseases.

Additional capabilities important to the orphan marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies, and government accounts. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that any of our product candidates will be approved.

Outside of the United States, where appropriate, we plan to work with our collaborators to assist in the commercialization of our products. In certain instances, we may consider building our own commercial infrastructure.

GOVERNMENT REGULATION

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export, and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process, or after approval may subject an applicant and sponsor to a variety of administrative or judicial sanctions, including refusal by the applicable regulatory authority to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

United States Product Approval Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act. Pharmaceutical products are also subject to regulation by other governmental agencies, such as the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services, the Consumer Product Safety Commission, the Environmental Protection Agency and the Department of Justice. The steps required before a drug may be approved for marketing in the United States generally include:

•	Preclinical laboratory tests and animal tests conducted under Good Laboratory Practices, or GLPs;

•	The submission to the FDA of an IND application for human clinical testing, which must become effective before any human clinical trial commences;

•	Approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product and conducted in accordance with Good Clinical Practices, or GCPs;

•	The submission to the FDA of a New Drug Application, or NDA, for the applicable small molecule drug product;

•	FDA acceptance, review, and approval of the NDA (including the product labeling and package insert); and

•	Satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with current Good Manufacturing Practices, or cGMPs.

The testing and approval process requires substantial time, effort, and financial resources, and the receipt and timing of any approval is uncertain.

Preclinical studies include laboratory evaluations and animal studies to assess the potential safety and efficacy of the product candidate. Preclinical studies must be conducted in compliance with FDA regulations regarding GLPs. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which includes a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the clinical trial lends itself to an efficacy determination. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the studies as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. The IND must become effective before clinical trials may be commenced.

Clinical trials involve the administration of the product candidates to healthy human volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials must be conducted under the supervision of one or more qualified principal investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial, and in accordance with protocols detailing the objectives of the applicable phase of the trial, dosing procedures, research subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Progress reports detailing the status of clinical trials must be submitted to the FDA annually. Sponsors must also report in a timely manner to the FDA serious and unexpected adverse events, any clinically important increase in the rate of serious suspected adverse events over that listed in the protocol or investigator’s brochure, or any findings from other studies or tests that suggest a significant risk in humans exposed to the product candidate. Further, the protocol for each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, and the safety of human subjects and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap or be combined and different studies may be initiated with the same drug candidate within the same phase of development in similar or different patient populations. These phases generally include the following:

Phase 1.    Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for pharmacodynamic and pharmacokinetic properties such as safety (including adverse effects), dosage tolerability, absorption, distribution, metabolism, and excretion.

Phase 2.    Phase 2 clinical trials usually involve a limited patient population to (1) preliminarily evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerability and optimal dosage, and (3) identify possible adverse effects and safety risks.

Phase 3.    If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 trials, the clinical trial program may be expanded to Phase 3 clinical trials to further evaluate clinical efficacy, optimal dosage, and safety within an expanded patient population at geographically dispersed clinical trial sites.

Phase 4.    Phase 4 clinical trials may be conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

A pivotal trial is an adequate and well-controlled clinical trial that permits FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for labeling of the drug. In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. The FDA may accept results from Phase 2 trials as pivotal if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need and the results are sufficiently robust.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group determines whether or not a trial may move forward at designated check points based on access to certain data from the trial. A clinical trial sponsor may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product.

The results of preclinical studies and clinical trials, together with detailed information on the manufacture, composition, and quality of the product candidate, are submitted to the FDA in the form of an NDA requesting approval to market the product. The application must be accompanied by a significant user fee payment, currently $2.3 million. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data are insufficient for approval and require additional preclinical, clinical, or other studies.

Review of Application

Once the NDA submission has been accepted for filing, which occurs, if at all, 60 days after submission, the FDA informs the applicant of the specific date by which the FDA intends to complete its review. This is typically 12 months from the date of submission. The review process is often extended by the FDA as a result of submission of additional information, sometimes at the FDA’s request, during the review. The FDA reviews NDAs to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality, and purity. Before approving an NDA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs. The FDA will also inspect clinical trial sites for integrity of data supporting safety and efficacy. During the approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS; the FDA will not approve the application without an approved REMS, if required. A REMS can substantially increase the costs of obtaining approval. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit, and interpretation of clinical trial data. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product. The FDA will issue either an approval of the NDA or a Complete Response Letter detailing the deficiencies and information required for reconsideration of the application.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, or BPCA, certain drugs may obtain an additional six months of exclusivity in an indication, if the sponsor submits information requested in writing by the FDA in what is known as a Written Request, relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

To receive the six-month pediatric market exclusivity, a sponsor would have to receive a Written Request from the FDA and conduct the requested studies in accordance with a written agreement with the FDA. If there is no written agreement, studies would be conducted in accordance with commonly accepted scientific principles, and reports submitted of those studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request, agreement, or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric studies for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must include the evaluation of the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA, on its own initiative or at the request of the sponsor, may defer pediatric trial requirements for some or all of the pediatric subpopulations. A deferral may be granted by the FDA if it believes that additional safety or effectiveness data in the adult population need to be collected before the pediatric studies begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current, or fails to submit a request for approval of a pediatric formulation.

The Orphan Drug Act

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Breakthrough Therapy Designation

The FDA is required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request.

Expedited Review and Accelerated Approval Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of NDAs. For example, Fast Track Designation may be granted to a drug intended for treatment of a serious or life-threatening disease or condition that has potential to address unmet medical needs for the disease or condition. The key benefits of fast track designation are rolling review (submission of portions of an application before the complete marketing application is submitted), and accelerated approval or approval on the basis of a surrogate endpoint, if relevant criteria are met.

Under the accelerated approval program, the FDA may approve an NDA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the drug’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit.

Based on results of the Phase 3 clinical trial(s) submitted in an NDA, upon the request of an applicant, the FDA may grant the NDA a priority review designation, which sets the target date for FDA action on the application at eight months after the NDA submission. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of twelve months after NDA submission. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Post-Approval Requirements

Even after approval, drugs manufactured or distributed pursuant to FDA approvals are subject to continuous regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product distribution, advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may also result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or voluntary product recalls;

•	Fines, untitled and warning letters, or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of drug products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Prescription Drug Marketing Act

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors at the state level. Under the PDMA and state law, states require the registration of manufacturers and distributors who provide pharmaceuticals in that state, including in certain states manufacturers and distributors that ship pharmaceuticals into the state even if such manufacturers or distributors have no place of business within the state. The PDMA and state laws impose requirements and limitations upon drug sampling to ensure accountability in the distribution of samples. The PDMA sets forth civil and criminal penalties for violations of these and other provisions.

Federal and State Fraud and Abuse and Data Privacy and Security and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict certain business practices in the biopharmaceutical industry. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item, or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests, and providing anything at less than its fair market value. The federal Anti-Kickback Statute has been interpreted to apply to certain arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, to a lower intent standard such that a person or entity no longer needs to have actual knowledge of this statute or the specific intent to violate it to have committed a violation. In addition, PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, civil monetary penalties statutes impose penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. Other pharmaceutical companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers and knowingly and willfully falsifying, concealing, or covering up a material fact, or making any materially false, fictitious, or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items, or services. Like the federal Anti-Kickback Statute, PPACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements on certain types of entities relating to the privacy, security, and transmission of individually identifiable health information. Among other things, HITECH made HIPAA’s security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the PPACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to annually report information to the Centers for Medicare and Medicaid Services, or CMS, related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Some states require the posting of information relating to clinical trials. In addition, California requires pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil, and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Pharmaceutical Coverage, Pricing, and Reimbursement

In both domestic and foreign markets, our sales of any approved products will depend in part on the availability of coverage and adequate reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers, and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payers. These third-party payers are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our products and product candidates for which we may receive regulatory approval will depend significantly on access to third-party payers’ drug formularies, or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

Because each third-party payer individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming, costly, and sometimes unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payer separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenue and operating results. We cannot be certain that our products and our product candidates will be considered cost-effective. Because coverage and reimbursement determinations are made on a payer-by-payer basis, obtaining acceptable coverage and reimbursement from one payer does not guarantee that we will obtain similar acceptable coverage or reimbursement from another payer. If we are unable to obtain coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and adversely affect our profitability, results of operations, financial condition, and future success.

In addition, in many foreign countries, particularly the countries of the European Union and China, the pricing of prescription drugs is subject to government control. In some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of a company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could adversely affect our profitability.

Healthcare Reform

In the United States and foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to commercialize our products. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state level that seek to reduce healthcare costs.

Furthermore, political, economic, and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Initiatives to reduce the federal budget and debt and to reform healthcare coverage are increasing cost-containment efforts. We anticipate that Congress, state legislatures, and the private sector will continue to review and assess alternative healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals, and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability. For example, in March 2010, PPACA was signed into law. PPACA has the potential to substantially change the way healthcare is financed by both governmental and private insurers. Among other cost containment measures, PPACA established: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; and extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations. PPACA also expanded eligibility criteria for Medicaid programs, created a new Medicare Part D discount program, expanded the entities eligible for discounts under the Public Health Services Pharmaceutical pricing program, and created a new Patient-Centered Outcomes Research Insitute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. In the future, there may continue to be additional proposals relating to the reform of the U.S. healthcare system, some of which could further limit the prices we are able to charge or the amounts of reimbursement available for our products, or which could otherwise affect our commercial operations and ability to be profitable. If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse effect on our business. Managed care organizations, as well as Medicaid and other government agencies, continue to seek price discounts. Some states have implemented, and other states are considering, price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible.

In addition, on August 2, 2011, the Budget Control Act of 2011 was enacted and created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the fiscal years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These reductions included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. These reductions have been extended through 2025 unless additional Congressional action is taken. Also, in January 2013, the American Taxpayer Relief Act of 2012 was signed in to law, which, among other things, reduced Medicare payments to several types of health care providers. The recently enacted federal Drug Supply Chain Security Act, signed in to law on November 27, 2013, imposes new obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing, identification, verification, and other elements. Among the requirements of this new federal legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Due to the volatility in the current economic and market dynamics, we are unable to predict the effect of any unforeseen or unknown legislative, regulatory, payer, or policy actions, which may include cost containment and healthcare reform measures. Such policy actions could have a material adverse effect on our profitability.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies, or interpretations changed or what the effect of such changes, if any, may be.

Foreign Regulation

We are planning on seeking approval for our product candidates in Europe, Japan, and other countries. To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy that govern, among other things, clinical trials, manufacturing, marketing authorization, commercial sales, and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of other countries in which we may seek approval, the approval process varies among countries and jurisdictions and can involve different amounts of product testing and additional administrative review periods. For example, in Europe, a sponsor must submit a clinical trial application, or CTA, much like an IND prior to the commencement of human clinical trials. A CTA must be submitted to each national health authority and an independent ethics committee.

For other countries outside of the European Union, such as the countries in Eastern Europe, Latin America, or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. The time required to obtain approval in other countries and jurisdictions might differ from or be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively affect the regulatory approval process in other countries.

United States Patent Term Restoration and Regulatory Exclusivity for Approved Products

The Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act, permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. The patent term restoration period is generally one-half the time between the effective date of an initial IND and the submission date of an NDA, plus the time between the submission date of the NDA and the approval of that product candidate application. Patent term restoration cannot, however, extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. In addition, only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves applications for any patent term extension or restoration. In the future, we expect to apply for restoration of patent term for patents relating to each of our product candidates to add patent life beyond the current expiration date of such patents, depending on the length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the Federal Food, Drug, and Cosmetic Act can also delay the submission or the approval of certain applications of companies seeking to reference another company’s NDA. For example, the Hatch-Waxman Act provides a five-year period of exclusivity to any approved NDA for a product containing a new chemical entity, or NCE, never previously approved by FDA either alone or in combination with another active moiety. No application or abbreviated new drug application, or ANDA, that references the NDA for the NCE may be submitted during the five-year exclusivity period, except that such applications may be submitted after 4 years if they contain a certification of patent invalidity or non-infringement of the patents listed with the FDA for the innovator NDA.

Foreign Country Data Exclusivity

The European Union also provides opportunities for additional market exclusivity. For example, in the European Union, upon receiving marketing authorization, an NCE generally receives eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity.

INTELLECTUAL PROPERTY

Our success depends in part upon our ability to obtain and maintain patent and other intellectual property protection for our product candidates including patents claiming compositions of matter, therapeutic uses, distinct forms of specific compounds, formulations, manufacturing methods, and uses in specific indications and patient populations. We are actively engaged in research to further develop and maintain our competitive position, and may rely in part on trade secrets, proprietary know-how and continuous technological innovation to support and enhance our competitive position.

We seek to protect and strengthen our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technologies, inventions, and any improvements that we consider important to the development and implementation of our business and strategy. Our ability to maintain and solidify our proprietary position for our products and technologies will depend, in part, on our success in obtaining and enforcing valid patent claims. Additionally, we may benefit from a variety of regulatory frameworks in the United States, Europe, Japan, China, and other territories that provide periods of non-patent-based exclusivity for qualifying drug products. See “Business—Government Regulation—United States Patent Term Restoration and Regulatory Exclusivity for Approved Products.”

We cannot ensure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications that may be filed by us in the future, nor can we ensure that any of our existing or subsequently granted patents will be useful in protecting our drug candidates, technological innovations, or processes. Additionally, any existing or subsequently granted patents may be challenged, invalidated, circumvented, or infringed. We cannot guarantee that our intellectual property rights or proprietary position will be sufficient to permit us to take advantage of current market trends or otherwise to provide or protect competitive advantages. Furthermore, our competitors may be able to independently develop and commercialize similar products, or may be able to duplicate our technologies, business model, or strategy, without infringing our patents or otherwise using our intellectual property.

Our patent estate, on a worldwide basis, encompasses more than 220 granted patents and more than 270 pending patent applications, including more than 120 granted patents and more than 130 pending patent applications related to bardoxolone methyl and RTA 408. More than 60 granted patents and more than 120 pending applications claim additional structural classes of AIMs, providing further protection for the franchise and a potential source of additional development candidates. Our later-expiring granted patents with claims to compositions of matter for bardoxolone methyl, including patents claiming the commercial form, have a statutory expiration date of 2029 in the United States and 2028 elsewhere. Other patents and patent applications relating to specific uses of bardoxolone methyl, including the treatment of PAH, will, if granted, have expiration dates ranging from 2029 to 2034. Fundamental composition of matter patents and applications claiming RTA 408 have a statutory expiration date in 2033. These patents and applications also contain claims to therapeutic uses of RTA 408.

The protection afforded by any particular patent depends upon many factors, including the type of patent, scope of coverage encompassed by the granted claims, availability of extensions of patent term, availability of legal remedies in the particular territory in which the patent is granted, and success of any challenges to the patent, if asserted. Changes in either patent laws or in the interpretation of patent laws in the United States and other countries could diminish our ability to protect our inventions and to enforce our intellectual property rights. Accordingly, we cannot predict with certainty the enforceability of any granted patent claims or of any claims that may be granted from our patent applications.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our products and core technologies will depend on our success in obtaining effective claims and enforcing those claims once granted. We have in the past been involved in various administrative proceedings with respect to our patents and patent applications and may, as a result of our extensive portfolio, be involved in such proceedings in the future. Additionally, in the future, we may claim that a third party infringes our intellectual property or a third party may claim that we infringe its intellectual property. In any of the administrative proceedings or in litigation, we may incur significant expenses, damages, attorneys’ fees, costs of proceedings and experts’ fees, and management and employees may be required to spend significant time in connection with these actions.

Because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that any patent related to our product candidates may expire before any of our product candidates can be commercialized, or may remain in force for only a short period of time following commercialization, thereby reducing the advantage afforded by any such patent.

The patent positions for our most advanced programs are summarized below.

Bardoxolone Methyl Patent Portfolio

Our bardoxolone methyl patent portfolio includes five families of granted United States patents, some with related applications pending, and two additional families of pending United States patent applications. Granted and pending claims offer various forms of protection for bardoxolone methyl including claims to compositions of matter, pharmaceutical compositions, specific forms (such as crystalline or non-crystalline forms), and methods for treating a variety of diseases, including PAH and chronic kidney disease, using bardoxolone methyl or its analogs. These United States patents and applications, and their foreign equivalents, are described in more detail below.

The original patent family containing claims to bardoxolone methyl and related compounds was filed in 1998 and exclusively licensed to Reata in 2004 (see “Business—Intellectual Property—Licenses”). Exclusive of any patent term extension, one granted United States patent from this family containing claims covering bardoxolone methyl has a statutory expiration date in 2022. Corresponding patents granted in Canada, Europe (validated in multiple European Patent Convention member states), and Japan have statutory expiration dates in 2019. Exclusive of any patent term extension, the granted United States patents containing claims covering specific forms of bardoxolone methyl, including the commercial form, are due to expire in 2028 or 2029. A corresponding regional patent application has been granted in Europe and validated in multiple European Patent Convention member states. Additional corresponding patents have been granted in Japan, China, Canada, and several other countries, and related applications provide broad international protection in additional territories worldwide. Exclusive of any patent term extension, these granted foreign patents and pending patent applications, if granted, are due to expire in 2028.

In some cases, granted United States patents claiming bardoxolone methyl have a longer statutory term than the corresponding foreign patents. This results from the USPTO’s practice of granting patent term adjustments for prosecution delays originating at the USPTO. Such adjustments are generally not available under foreign patent laws. If bardoxolone methyl is approved for marketing in the United States, under the Hatch-Waxman Act we may be eligible for up to five years patent term extension for a granted United States patent containing claims covering bardoxolone methyl. Similar term extensions may be available in Europe, Japan, Australia, and certain other foreign jurisdictions. The amount of any such term extension, and the identity of the patent to which it would apply, are dependent upon several factors including the duration of the development program and the date of marketing approval. See “Business—Government Regulation—United States Patent Term Restoration and Regulatory Exclusivity for Approved Products.”

We also own or exclusively license various United States and foreign granted patents and pending patent applications containing claims covering formulations of bardoxolone methyl including the planned commercial formulation, and methods of using bardoxolone methyl for the treatment of multiple diseases including PAH, endothelial dysfunction (an essential component of many cardiovascular disorders including PAH), chronic kidney disease, metabolic disorders, and obesity.

The most relevant granted United States patents with claims covering bardoxolone methyl are listed below, along with their projected expiration dates exclusive of any patent term extension.

Patent Number	Title	Projected Expiration
7,863,327	Therapeutic Compounds and Methods of Use	April 15, 2022
8,088,824	Forms of CDDO Methyl Ester	October 19, 2029
8,309,601	Forms of CDDO Methyl Ester	August 13, 2028
8,747,901	Delayed Release, Oral Dosage Compositions that Contain Amorphous CDDO-Me	November 6, 2030

RTA 408 Patent Portfolio

RTA 408 is protected by three families of patents. The first, filed in April 2009, contains composition of matter claims that encompass RTA 408 and many related compounds. This family includes two issued United States patents and a number of granted patents in foreign jurisdictions including China, Mexico, and Japan. Additional United States and foreign applications from this family are pending. The second family, filed in April 2013, is specifically focused on RTA 408 and includes composition of matter claims and method of use claims. The initial United States patent from this family was issued on March 31, 2015. The issued claims include composition of matter claims to RTA 408 without regard to morphic form, to several distinct morphic forms of RTA 408 including the form used in oral dosing formulations, and to various methods of therapeutic use. Foreign equivalents of this application have been filed in Europe, Canada, Mexico, Japan, China, and more than 20 other territories. The European application was recently approved, and a United States continuation application has been filed. A third patent family, filed by AbbVie in April 2014 and subject to the terms of the AbbVie collaboration agreement, claims additional morphic forms of RTA 408 including the form used in topical ophthalmic formulations.

The most relevant granted United States patents with claims covering RTA 408 are listed below, along with their projected expiration dates exclusive of any patent term extension. As discussed above for bardoxolone methyl, if RTA 408 is approved for marketing in the United States, we may be eligible for term extension under the Hatch-Waxman Act for a granted United States patent containing claims covering RTA 408. Similar term extensions may be available in Europe, Japan, and certain other foreign jurisdictions. The amount of any such term extension, and the identity of the patent to which it would apply, are dependent upon several factors including the duration of the development program and the date of marketing approval. See “Government Regulation—United States Patent Term Restoration and Regulatory Exclusivity for Approved Products.”

Patent Number	Title	Projected Expiration
8,124,799	Antioxidant Inflammation Modulators: Oleanolic Acid Derivatives with Amino and Other Modifications at C-17	December 3, 2029
8,440,854	Antioxidant Inflammation Modulators: Oleanolic Acid Derivatives with Amino and Other Modifications at C-17	April 20, 2029
8,993,640	2,2-difluoropropionamide Derivatives of Bardoxolone Methyl, Polymorphic Forms and Methods of Use Thereof	April 24, 2033

Trade Secrets and Know-How

Certain aspects of our activities, such as our research and manufacturing efforts, rely in part on proprietary know-how or trade secrets. Because we may employ third-party contractors to conduct certain aspects of those activities and because we collaborate with various organizations and academic institutions on the advancement of our technology platform, we must at times share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Licenses

2004 Dartmouth and MD Anderson License

In 2004, we entered into an agreement with the Board of Regents of The University of Texas System in which we obtained from The Trustees of Dartmouth College, or Dartmouth, and The University of Texas MD Anderson Cancer Center, or MD Anderson, an exclusive, sublicenseable, worldwide license to compounds, including bardoxolone methyl, and claims in certain patents and patent applications, along with associated know-how, to manufacture, have manufactured, use and sell defined licensed products for use with the field of human therapeutic and diagnostic uses, research reagents and veterinary uses. Dartmouth and MD Anderson retain certain limited rights related to academic research and educational use of these compounds, and the U.S. government retains certain limited rights.

Under the terms of this license, we paid an initial licensing fee and sunk-in patent costs and are required to pay annual license maintenance fees. In addition, the license requires us to make certain development milestone payments depending on the licensed indication, a portion of sublicensing revenue received by us from sublicenses that we grant under the licensed technology at percentages between mid-teen digits and low-single digits, and royalties in the low single digits on net sales of licensed products by us, our affiliates and our sublicensees subject to specified annual minimums. To date, we have made $25.2 million in development and sublicense payments under the license.

We have a continuing obligation to use best efforts to commercialize the licensed technology. The license is effective until the last expiration of a claim in a licensed patent that covers the licensed product or 20 years if no licensed patent covers the licensed product. The license can be terminated by the licensors for our material breach subject to a specified notice and cure period based on the nature of the breach, if we become insolvent or enter bankruptcy or receivership proceedings, if we fail to provide satisfactory evidence that we are exercising best efforts to commercialize a licensed invention, or if two payments are late or unpaid within a twelve-month period. Upon any termination of the license, we grant licensors a non-exclusive, sublicenseable license to any improvements that we make to the licensed technology, including those that we license from third parties, subject to a mutually agreed royalty.

2012 Amendment to the 2004 Dartmouth and MD Anderson License

In July 2012, the parties executed an amendment to the 2004 license. This amendment provides, among other terms, that we will pay to the licensors a certain amount from the next one or more milestone payments received by us under the AbbVie license agreement and a low single-digit royalty on net sales of certain AIM compounds under the AbbVie collaboration agreement, including RTA 408, that are claimed in certain patents and patent applications that are wholly owned by or assigned to us as identified in the AbbVie collaboration agreement.

2009 Dartmouth License

In 2009, we entered into an agreement with Dartmouth, pursuant to which Dartmouth granted us an exclusive, worldwide, sublicenseable license to Dartmouth’s rights in patents and patent applications jointly owned by us and Dartmouth claiming the use of bardoxolone methyl and related compounds in the treatment of renal, cardiovascular, and certain metabolic diseases, along with associated know-how, to make, have made, use and sell defined licensed products in the licensed field. Dartmouth retains certain limited rights related to academic research and educational use of these compounds.

Under the terms of this license, we paid to Dartmouth an initial licensing fee and we are required to pay annual maintenance fees and payments associated with the achievement of certain development and aggregate sales milestones. In addition, Dartmouth is entitled to receive from us a portion of our sublicensing revenue from sublicenses that we grant under the licensed technology at a percentage in the low-single digits, and royalties in the low single digits on net sales of licensed products by us, our affiliates and our sublicensees. In July 2012, the parties executed an amendment to the license, which provides, among other terms, that we pay to Dartmouth a sublicensing fee in connection with a specified milestone under the AbbVie license agreement. To date, we have made $10.2 million in payments under the license.

We are obligated to exert commercially reasonable efforts to develop and commercialize and effectively manufacture and market licensed products, including, targeting certain development milestones specified in the agreement.

The license is effective until the last valid claim of the licensed patents in the territory expires. Each party has the right to terminate the license for the other party’s material breach, subject to a specified notice and cure period. The license terminates automatically in the event that we become insolvent, make an assignment for the benefit of creditors, or file for bankruptcy.

2014 University of Kansas Licenses

In September 2014, we entered into two exclusive, worldwide license agreements with KU Center for Technology Commercialization, Inc., the manager of intellectual property owned by University of Kansas and the University of Kansas Medical Center, or the University of Kansas, to compounds claimed in certain patents and patent applications either owned exclusively by the University of Kansas or owned jointly by the University of Kansas and the National Institutes of Health, or the NIH, that act as small molecule modulators of heat shock protein activity and responses in all human and veterinary therapeutic and diagnostic uses.

Under the terms of these licenses, we paid the University of Kansas initial licensing fees and reimbursed University of Kansas for past patent expenses incurred. Under each agreement, we are required to pay annual license maintenance fees, are obligated to spend a specified threshold for sponsored research to be performed by the University of Kansas, and are obligated to pay University of Kansas development and regulatory milestone payments for each of the first two products, and sales milestone payments only on the first product developed. Under each agreement the University of Kansas is entitled to receive from us a portion of any sublicensing revenue we receive from sublicenses that we grant under the licensed technology at a percentage ranging from the low single digits to the low thirties depending on the stage of development at the time the sublicense is granted. Under each agreement, the University of Kansas is entitled to receive royalties on net sales of licensed products sold by us, our affiliates and our sublicensees at a percentage ranging in the low single digits depending on the type of licensed product, subject to minimum annual royalties. To date, we have made $0.7 million in payments under these licenses. Under each license agreement we are obligated to use commercially reasonable efforts to develop, manufacture and market at least one licensed compound. Additionally, under each license agreement the University of Kansas retains limited rights related to research and educational use of these compounds and the U.S. government also retains certain limited rights related to these compounds arising from federal funding of the research that led to their discovery. Under one agreement, the NIH retains limited rights related to research and educational use of compounds claimed in patents that name NIH as an assignee.

Each license agreement is effective on a per-country basis until the later of: (i) the last expiration of a claim in a licensed patent that covers the licensed product in such country; (ii) ten years from first commercial sale of a licensed product in such country; or (iii) the expiration of any period of regulatory exclusivity for a licensed product that bars the entry of generic competitors in such country.

Each license agreement can be terminated by the University of Kansas if we fail to make required payments or reports, fail to use commercially reasonable efforts to commercialize a licensed product, file for bankruptcy or become insolvent, enter into receivership or a composition with creditors, or fail to perform certain other obligations including the achievement of certain developmental milestones within specified time limits, and we fail to cure any such breach within 30 days of receiving a notice of default from the licensors.

Third-Party Filings

A number of United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that, if granted, could pose an infringement risk with respect to our use of our product candidates or proprietary technologies.

If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including but not limited to litigation expenses, substantial damages, attorney fees, injunction, royalty payments, cross-licensing of our patents, redesign of our products, or processes and related fees and costs.

We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our products, product candidates, and proprietary technologies infringe their intellectual property rights. If one of these patents were to be found to cover our products, product candidates, proprietary technologies, or their uses, we could be required to pay damages and could be restricted from commercializing our products, product candidates, or using our proprietary technologies unless we obtain a license to the patent. A license may not be available to us on acceptable terms, if at all. In addition, during litigation, the patent holder might obtain a preliminary injunction or other equitable right, which could prohibit us from making, using or selling our products, technologies, or methods.

EMPLOYEES

As of February 29, 2016 we had 60 full-time employees, 16 of whom held Ph.D. or M.D. degrees, 38 of whom were engaged in research and development, and 22 of whom were engaged in business development, finance, information systems, facilities, human resources, legal functions, or administrative support. None of our employees is represented by a labor union, and none of our employees has entered into a collective agreement with us. We consider our employee relations to be good.

FACILITIES

Our principal executive offices are located in Irving, Texas, where we lease approximately 34,890 square feet of office and laboratory space. Our lease expires in October 2018. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space would be available if needed.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings; however, from time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of February 29, 2016:

Name	Age	Position
J. Warren Huff	61	Chief Executive Officer, President, and Chairman of the Board of Directors
Colin Meyer, M.D.	37	Chief Medical Officer and Vice President, Product Development
John A. Walling, Ph.D	55	Vice President, Quality Operations
Keith W. Ward, Ph.D	46	Vice President, Chief Development Officer
Jason D. Wilson	46	Chief Financial Officer and Vice President, Strategy
Michael D. Wortley	68	Vice President, Chief Legal Officer
James E. Bass(1)(2)(3)	57	Director
R. Kent McGaughy, Jr.(1)(2)(3)	44	Director
Jack B. Nielsen(1)(2)(3)	52	Director
William E. Rose(1)(2)	48	Director
Dennis Stone, M.D.	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

J. Warren Huff is the Chairman, Chief Executive Officer and President of Reata Pharmaceuticals. He has served as our sole CEO, President, and as Chairman of the board of directors since our founding in 2002. Prior to founding Reata, Mr. Huff served as CEO in a number of health care and information technology start-up enterprises including Ergo Science Corporation, Light Biology Inc., OpenPages, Inc., and InLight Corporation. Mr. Huff started his career as an attorney with Johnson & Gibbs, P.C., where he was a partner and Chairman of the Corporate Securities Practice. Mr. Huff received a B.B.A. magna cum laude from the University of Texas at Austin and a J.D. from Southern Methodist University. Our board of directors believes that Mr. Huff is qualified to serve on our board of directors due to his extensive experience investing and working in the pharmaceuticals industry.

Colin Meyer, M.D. joined Reata as one of our first employees in 2003 and is Reata’s Chief Medical Officer. Dr. Meyer received a B.S. in chemistry with specialization in biochemistry and a B.A. in biology from the University of Virginia. He received an M.D. from the University of Texas Southwestern Medical School and an M.B.A. from Southern Methodist University Cox School of Business.

John A. Walling, Ph.D. joined Reata in 2006 and is our Vice President, Quality Operations. Prior to joining us, Dr. Walling held positions of increasing responsibility in research, development and manufacturing operations within a number of pharmaceutical companies, and contract manufacturing organizations including ILEX Oncology Inc., Cambrex Corporation, and Abbott Laboratories. Dr. Walling received a Ph.D. in Organic Chemistry from Iowa State University with a focus on natural products synthetic chemistry.

Keith W. Ward, Ph.D. is Reata’s Chief Development Officer and oversees research and development, clinical operations, regulatory affairs, and project management. Dr. Ward joined Reata in July 2011. Prior to joining Reata, he developed ophthalmic pharmaceuticals and medical devices in positions of increasing responsibility for Bausch & Lomb Incorporated, including as Global Vice President of Pharmaceutical R&D, from May 2005 to June 2011. Before that, Dr. Ward held positions of increasing responsibility within GlaxoSmithKline PLC and SmithKline Beecham Pharmaceuticals. Dr. Ward earned a B.S. in Toxicology with a minor in Chemistry from Northeast Louisiana University and a Ph.D. in Toxicology from The University of North Carolina at Chapel Hill.

Jason D. Wilson is Reata’s Chief Financial Officer and oversees corporate strategy, finance, accounting and treasury, human resources, business development, investor relations, and information technology. He joined Reata in 2006. Prior to joining Reata he held positions as Vice President, Finance & Corporate Controller at Caris Diagnostics and as a Senior Manager in the health-sciences group at Ernst & Young LLP. Mr. Wilson holds a B.B.A. in Accounting from Henderson University and an M.B.A. from University of Central Arkansas.

Michael D. Wortley joined Reata as Chief Legal Officer and Vice President in April 2015. Prior to joining Reata, Mr. Wortley was an attorney at Vinson & Elkins LLP from 1995 to March 2015, serving in various capacities, including Chief Operating Partner of the firm and Managing Partner of the Dallas office, and at Johnson & Wortley, P.C., serving as Chairman of the Board and President. He currently serves on the board of directors of Pioneer Natural Resources Company. Mr. Wortley earned a B.A. in Political Science from Southern Methodist University, a Master’s degree in Regional Planning from the University of North Carolina at Chapel Hill, and a J.D. from Southern Methodist University Dedman School of Law.

Non-Employee Directors

James E. Bass has served as a member of the Board of Directors since July 2004. Mr. Bass is a member of the Board of Managers of Snowbird Holdings, LLC and Trinity Summits, LLC. For the past 5 years, Mr. Bass has been managing family assets and investments as his primary business activity. He previously served as an executive director of FB Gemini Limited, an Asian regional investment bank based in Hong Kong, prior to which he was an associate attorney and later partner at Gibson, Dunn & Crutcher LLP. Mr. Bass graduated with a B.A. degree from Yale University and obtained his J.D. degree from Stanford University. Our board of directors believes that Mr. Bass is qualified to serve on our board of directors due to his extensive experience investing and extensive service on the boards of directors and boards of managers of other enterprises.

R. Kent McGaughy, Jr. has served as a member of the Board of Directors since December 2004. Mr. McGaughy is a partner in CPMG, Inc. Prior to joining CPMG’s predecessor, Cardinal Investment Company, Inc. in 1997, he worked in mergers and acquisitions at Simmons & Company International. He currently serves on the boards of several private companies. Mr. McGaughy received his B.A. from The University of Texas (summa cum laude and member of Phi Beta Kappa) and his M.B.A. from Harvard Business School. Our board of directors believes that Mr. McGaughy is qualified to serve on our board of directors due to his extensive experience investing and extensive service on the boards of directors of other companies.

Jack B. Nielsen has served as a member of the Board of Directors since June 2006. Mr. Nielsen has worked within the Novo A/S organization and its venture activities since 2001 in several roles, most recently being employed as a Senior Partner based in Copenhagen, Denmark. From 2006 to 2012, Mr. Nielsen was employed as a Partner at Novo Ventures (US) Inc. in San Francisco, where he established the office which provides certain consultancy services to Novo A/S. Mr. Nielsen served on the board of directors of Akebia Therapeutics, Inc., a publicly traded company, from 2013 to June 2015. He is also currently a member of the board of directors of a number of private companies. Mr. Nielsen received a M.Sc. in Chemical Engineering from the Technical University in Denmark, and a Masters in Management of Technology from Center for Technology, Economics and Management; Technical University of Denmark. Our board of directors believes that Mr. Nielsen is qualified to serve on our board due to his extensive industry experience, his experience with venture capital investments and his board service for several companies in the biotechnology sector.

William E. Rose has served as a member of the Board of Directors since February 2016. Mr. Rose is the President of Montrose Capital, Inc. Prior to Montrose, Mr. Rose was associated with HBK Capital Management from 1991 until 2012, serving in various capacities, including Co-Chief Investment Officer. He currently serves as the Chairman of the Board of Trustees for Greenhill School and is also a member of the Investment Committee for the Dallas Museum of Art. Mr. Rose received a B.A. in Political Science from Duke University in

1989. Our board of directors believes that Mr. Rose is qualified to serve on our board due to his extensive experience investing, his experience with venture capital investments, and his board service for other enterprises.

Dennis Stone, M.D. has served as a member of the Board of Directors since September 2002. Dr. Stone is Chief Scientific Officer of Remeditex Ventures LLC. He joined Remeditex in August 2011 from UT Southwestern Medical Center, or UTSW, where he was Professor of Internal Medicine, Physiology, and Biochemistry. He served as the Vice President of Technology Development for UTSW from 1998 until July 2011. Dr. Stone has served on the board of directors of Eliance Biotechnologies, Inc., Myogen, Inc., miRagen Therapeutics, Inc., and MacroGenics, Inc. In addition, he served as the Chairman of the UT Regents’ Technology Transfer Commission, and he was vice chairman of the board of the Texas Emerging Technology Fund’s Life Science Commercialization Center. Dr. Stone received his undergraduate training at The University of Texas at Austin and his medical degree from UTSW. Our board of directors believes that Dr. Stone is qualified to serve on our board of directors due to his extensive experience investing and working in the pharmaceuticals industry and extensive service on the boards of directors of other life sciences companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of six members. Each director is currently elected to the board of directors for a one-year term, to serve until the election and qualification of a successor director at our annual meeting of stockholders, or until the director’s earlier removal, resignation or death. All of our directors currently serve on the board of directors pursuant to the voting provisions of an investors’ rights agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are J. Warren Huff and Jack B. Nielsen, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	The Class II directors are James E. Bass and R. Kent McGaughy, Jr., and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	The Class III directors are William E. Rose and Dennis Stone, M.D., and their terms will expire at the annual meeting of stockholders to be held in 2018.

Our amended and restated certificate of incorporation provides that the number of directors may be set and changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of The NASDAQ Global Market, independent directors must comprise a majority of our board of directors as a listed company within a specified period after the completion of this offering. In addition, the rules of The NASDAQ Global Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees must be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Under the rules of The NASDAQ Global Market, a director will qualify as an “independent director” only if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that James E. Bass, R. Kent McGaughy Jr., Jack B. Nielsen and William E. Rose, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of The NASDAQ Global Market. Our board of directors also determined that Mr. Bass, Mr. McGaughy, Mr. Nielsen and Mr. Rose, who comprise our audit committee and our compensation committee, and Mr. Bass, Mr. McGaughy and Mr. Nielsen, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable rules and regulations of the SEC and the listing requirements of The NASDAQ Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving each non-employee director, if any, described in “Certain Relationships and Related Party Transactions.”

Leadership Structure of the Board

Our amended and restated bylaws and our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of our board of directors and chief executive officer and to implement a lead director in accordance with its determination that using one or the other structure would be in the best interests of our company. Mr. Huff currently serves as the chairman of our board or directors, and Mr. Nielsen currently serves as the lead independent director of our board of directors. In addition, in his role as lead independent director, Mr. Nielsen presides over the executive sessions of the board of directors in which Mr. Huff, as our Chief Executive Officer, does not participate and serves as a liaison to management on behalf of the independent members of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. Our board of directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of James E. Bass, R. Kent McGaughy Jr., Jack B. Nielsen and William E. Rose. Our board of directors has determined that Messrs. Bass, McGaughy, Nielsen and Rose are independent under The NASDAQ Global Market listing standards and Rule 10A-3(b)(1) of the Exchange Act. We expect Mr. McGaughy, both individually and through CPMG, Inc., of which he is a partner, shareholder, and director, to directly or indirectly beneficially own more than 10% of each of our Class A common stock and our Class B common stock following this offering. We expect Mr. Rose, both individually and through Puffin Partners, L.P. and Montrose Investments I, L.P., to directly or indirectly beneficially own more than 10% of each of our Class A common stock and our Class B common stock following this offering. Therefore, we may not be able to rely upon the safe harbor position of Rule 10A-3 under the Exchange Act, which provides that a person will not be deemed to be an affiliate of a company if he is not the beneficial owner, directly or indirectly, of more than 10% of a class of voting equity securities of that company. However, our board of directors has made an affirmative determination that each of Mr. McGaughy and Mr. Rose is not an affiliate of the company.

The chair of our audit committee is Mr. McGaughy. Our board of directors has determined that Mr. McGaughy is an “audit committee financial expert” within the meaning of the SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and approving fees payable to that firm;

•	approving all audit and non-audit services, to be performed by the independent registered public accounting firm;

•	assessing the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	reviewing the adequacy of our internal control over financial reporting;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters; and

•	monitoring compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of James E. Bass, R. Kent McGaughy Jr., Jack B. Nielsen and William E. Rose. Our board of directors has determined that Messrs. Bass, McGaughy, Nielsen and Rose are independent under The NASDAQ Global Market listing standards. Each is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and each is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Nielsen. The functions of this committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer;

•	reviewing and recommending to our board of directors the compensation of our non-employee directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our equity-based incentive plans;

•	selecting independent compensation consultants, approving fees payable to them, and assessing independence of compensation consultants; and

•	assessing whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James E. Bass, R. Kent McGaughy Jr., and Jack B. Nielsen. Our board of directors has determined that Messrs. Bass, McGaughy, and Nielsen are independent under the current rules and regulations of the SEC and The NASDAQ Global Market. The chair of our nominating and corporate governance committee is Mr. Nielsen. The functions of this committee include:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	reviewing CEO succession plans;

•	reviewing and approving of disapproving of related party transactions; and

•	overseeing an annual evaluation of the board of directors’ performance.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our employees, officers (including our principal executive officer, principal financial officer, and principal accounting officer or controller), or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our Code of Ethics and Business Conduct will be posted on our website at www.reatapharma.com. The audit committee of our board of directors will be responsible for overseeing the Code of Ethics and Business Conduct, and the board of directors must approve any waivers of the Code of Ethics and Business Conduct for any executive officers or directors. We intend to disclose future amendments to certain provisions of our Code of Ethics and Business Conduct, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Cash Compensation

No cash compensation was paid to our non-employee directors in 2015. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Equity Incentive Compensation

No equity incentive compensation was paid to our non-employee directors in 2015. There are no outstanding option awards held by our non-employee directors as of December 31, 2015.

Future Director Compensation

Following the closing of this offering, the non-employee directors will receive $25,000 per year, payable $6,250 at end of each quarterly board of directors meeting.

EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined in the JOBS Act. As such, our named executive officers, or NEOs, consist of our principal executive officer and the next two most highly compensated executive officers. For the fiscal year ending December 31, 2015, our NEOs are:

•	J. Warren Huff, Chief Executive Officer;

•	Colin Meyer, M.D., Chief Medical Officer; and

•	Keith W. Ward, Ph.D., Chief Development Officer.

2015 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or granted to our NEOs during 2014 and 2015.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Total ($)
J. Warren Huff	2015	450,000	337,500	787,500
Chief Executive Officer	2014	450,000	337,500	787,500

Colin Meyer, M.D.	2015	306,250	162,500	468,750
Chief Medical Officer	2014	300,000	150,000	450,000

Keith W. Ward, Ph.D.	2015	281,250	150,000	431,250
Chief Development Officer

(1)	Amount represents each NEO’s discretionary annual cash bonuses paid in the fourth quarter of the year for which it was earned.

Outstanding Equity Awards at December 31, 2015

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2015.

	Option Awards						Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
J. Warren Huff	—		—	—	—	—	9,813	(3)	172,709
Colin Meyer, M.D.	06/15/2013	(1)	22,727	22,727	8.01	06/15/2023
	05/01/2008	(2)	3,409	—	5.41	05/01/2018
	02/03/2009	(2)	1,200	—	5.59	02/03/2019
	02/03/2009	(2)	902	—	5.59	02/03/2019
	—		—	—	—	—	2,231	(3)	39,266
Keith W.Ward,Ph.D.	06/15/2013	(1)	53,409	53,409	8.01	06/15/2023
	06/15/2013	(1)	6,250	6,250	8.01	06/15/2023
	07/15/2011	(2)	11,079	—	28.82	07/15/2021
	07/15/2011	(2)	5,965	—	28.82	07/15/2021

(1)	Vests in 20 substantially equal quarterly installments over five years.
(2)	Vests in 16 substantially equal quarterly installments over four years.
(3)	These restricted shares were granted on October 5, 2011 and vest in 20 substantially equal quarterly installments over five years, with the first vesting date occurring on January 5, 2012 and the final vesting date occurring on October 5, 2016.
(4)	Figures in this column are calculated using a value of $17.60 per restricted share, which is the fair market value per share of our common stock as of December 31, 2015.

We maintain a fully discretionary annual bonus program for our NEO’s. For 2015, Mr. Huff’s target bonus was equal to 50% of his base salary and the target bonus for each of Dr. Meyer and Dr. Ward was equal to 37% of their respective base salaries. The actual amount of the 2015 annual bonus paid to each of our NEOs was determined in the full and absolute discretion of our Compensation Committee after taking into account each NEO’s level of responsibility and contribution to our financial and strategic success during the year. The determinations made by the Compensation Committee with respect to the NEOs’ 2015 annual bonus amounts were made without regard to any specific performance metrics. There were no formulas used to calculate the amounts of the individual bonuses paid to our NEOs in 2015.

Employment Agreements

In September of 2015, we have entered into employment agreements with each of the named executive officers, or NEOs. The principal features of these employment agreements are summarized below. These summaries are qualified in their entirety by reference to the actual text of the agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

Each agreement has an initial four year term that will be automatically extended for successive one year periods unless either party provides written notice at least 30 days prior to the date the then current term of the agreement would otherwise end. The agreements provide for annual salaries of at least $450,000, $300,000, and $275,000, respectively, for Mr. Huff, Dr. Meyer, and Dr. Ward, and target annual cash bonuses as a percentage of annual salary of 50%, 37%, and 37%, respectively, for Mr. Huff, Dr. Meyer, and Dr. Ward. The NEOs are also able to participate in our incentive, retirement, welfare, and other benefit plans generally provided to other executives.

If an NEO’s employment is terminated by us for cause or by the executive without good reason, the executive will receive (i) all accrued salary through the date of termination, any bonus owed for the prior year, any deferred compensation, and any accrued and unused vacation pay, referred to collectively as accrued obligations, and (ii) all payments and benefits he or his family are entitled to receive under any of our plans, programs, policies, or practices, collectively referred to as other benefits.

If an NEO’s employment is terminated due to a death or disability that occurs prior to, or more than two years after, a change in control, the executive or his estate will receive (i) the accrued obligations, (ii) the other benefits, (iii) a lump sum payment equal to the executive’s current annual base salary, (iv) continuation of welfare benefits for up to 12 months following the date of termination, and (v) immediate vesting in full, and lapse of certain repurchase provisions, of any equity awards that the executive holds on the date of termination.

If an NEO’s employment is terminated by us without cause or by the executive for good reason, in either case, more than six months prior to, or more than two years after, a change in control, the executive will receive (i) the accrued obligations, (ii) the other benefits, (iii) a lump sum payment equal to the executive’s current annual base salary, (iv) continuation of welfare benefits for up to 12 months following the date of termination, and (v) for Mr. Huff, immediate vesting in full, and lapse of certain repurchase provisions, of any equity awards that the executive holds on the date of termination. Instead of the treatment described in clause (v), outstanding, unvested equity awards held by NEOs other than Mr. Huff will remain outstanding and unvested and will vest if and only if a change in control occurs during the six month period following the date of termination.

If an NEO’s employment is terminated by us without cause, by the executive for good reason, or due to the executive’s death or disability, in each case, within six months prior to (excluding death or disability) or within two years after a change in control, the executive will receive (i) the accrued obligations, (ii) the other benefits, (iii) a lump sum payment equal to two times the executive’s current annual base salary, (iv) continuation of welfare benefits for up to 24 months following the date of termination, and (v) immediate vesting in full, and lapse of certain repurchase provisions, of any equity awards that the executive holds on the date of termination.

Receipt of the lump sum severance payments and accelerated equity vesting as applicable under the scenarios described above is subject to an NEO’s execution and non-revocation of a release of claims agreement. The NEOs are also subject to general confidentiality obligations as well as noncompete and nonsolicitation restrictions for a period of one year following their termination of employment with us for any reason.

Upon a change in control, all unvested equity awards held by Mr. Huff will immediately vest in full and certain repurchase provisions will lapse. In addition, if an NEO’s employment continues after a change in control, any unvested equity awards held by NEOs other than Mr. Huff will vest 1/18 per month unless vesting otherwise occurs earlier under applicable agreements and plans. With respect to all NEOs, for a period of two years following the change in control, we (or our successor) will continue to provide aggregate welfare benefits that are not materially diminished from those provided immediately prior to the change in control.

In the event that it is determined that any payments provided to the NEOs will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code because the payments are found to be contingent upon a change in ownership or control, within the meaning of Section 280G of the Internal Revenue Code, we will provide the NEO with a payment such that, after payment by the NEO of all taxes, penalties and interest, including any excise tax imposed pursuant to Section 4999 of the Internal Revenue Code on the gross-up payment itself, the NEO retains an amount of the gross-up payment equal to the excise tax imposed. In other words, we have an obligation to pay any excise tax imposed under Section 4999 of the Internal Revenue Code as well as any income, state or local taxes imposed on the amount paid to make the NEO whole for the excise tax. The NEO will remain responsible for all other income, state and local taxes due with respect to the payment.

Under the employment agreements, “cause” generally means (i) the commission by the executive of an act of fraud upon, or willful misconduct toward, us; (ii) a material breach of the noncompete provision of the agreement or of a separate confidentiality and intellectual property agreement between us and the executive; (iii) the conviction of the executive of any felony (or a plea of nolo contendere thereto); or (iv) the executive’s addiction to alcohol, drugs, or any other controlled substance.

Under the employment agreements, “good reason” generally means (i) a material diminution in base compensation; (ii) a material diminution in the executive’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the executive is required to report, including having to report to an officer of a parent company following a change of control (or, in the case of Mr. Huff, the appointment of an employee to serve as Chairman of the Board); (iv) for executives other than Mr. Huff, a material diminution in the budget over which the executive retains authority; (v) a change in the geographic location at which the executive must perform services of more than 50 miles; or (vi) any other action or inaction that constitutes a material breach of the agreement by us.

Amended and Restated 2007 Long Term Incentive Plan

The principal features of our equity incentive plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Our Amended and Restated 2007 Long Term Incentive Plan, or 2007 LTIP, was originally adopted by our board of directors on October 11, 2007 and approved by our stockholders in October 16, 2007, and was last amended by our board of directors on September 23, 2015 (the “effective date”).

Awards.    The 2007 LTIP provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, stock awards, dividend equivalents, other stock based awards, and cash awards, any of which may be further designated as performance awards (collectively referred to as “awards”), to eligible employees, non-employee directors, and consultants who provide services to us and our subsidiaries.

Authorized Shares.    Subject to the provisions of the 2007 LTIP relating to any capitalization adjustments to reflect any split or change to our common stock, the maximum number of shares of our common stock reserved and available for issuance as of the effective date under the 2007 LTIP is 4,000,000 shares (which shares will also be available for issuance pursuant to prior awards outstanding as of the effective date). In addition, beginning January 1, 2017, on January 1 of each calendar year prior to expiration of the 2007 LTIP, the total number of shares of stock reserved and available for issuance shall automatically increase by an amount equal to 3% of the number of shares of common stock (of all classes) outstanding on the immediately preceding December 31, including as outstanding all securities convertible into shares of common stock on an as converted basis. However, the compensation committee may act prior to January 1 of a given year to provide that there will be no automatic increase in reserved shares for that year or that the increase for such year will be a lesser number of shares that would otherwise be provided by the automatic 3% increase. Subject to any capitalization adjustments to reflect any split or change to our common stock, the maximum number of shares of common stock that may be issued upon the exercise of incentive stock options under our 2007 LTIP is 4,000,000 shares. The only shares that will count against the share limit under the 2007 LTIP are shares of our common stock issued in connection with awards granted on or after September 23, 2015, the effective date of the 2007 LTIP, and shares of our common stock issued in connection with awards that were outstanding under the 2007 LTIP immediately prior to such date. As of the date of this prospectus, there are options outstanding to purchase 798,580 shares and there are 16,098 shares of restricted stock outstanding. Accordingly, as of the date of this prospectus, 3,217,295 shares of our common stock are reserved and available for issuance in connection with future awards under the 2007 LTIP (subject to the share counting and recycling provisions of the 2007 LTIP). We intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of our Class B common stock on the date of grant. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153 and the total number of shares reserved for future issuance under our 2007 LTIP will be approximately 1,993,722.

Individual Award Limitations.    Following our initial public offering, in each calendar year during any part of which awards granted under the 2007 LTIP are subject to Section 162(m) of the Internal Revenue Code, an individual designated by the compensation committee as a “covered employee” within the meaning of the 2007 LTIP and the Internal Revenue Code may not be granted (a) awards (other than awards designated to be paid only in cash or the settlement of which is not based on a number of shares of our common stock) relating to more than 1,000,000 shares of common stock, subject to adjustment in a manner consistent with any adjustment made pursuant to the 2007 LTIP or (b) Awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of common stock, having a value determined on the date of grant in excess of $20,000,000; in each case, multiplied by the number of full or partial calendar years in any performance period established with respect to the award, if applicable. In each calendar year during any part of which the 2007 LTIP is in effect, non-employee members of our board of directors may not be granted awards having a value, determined, if applicable, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, on the date of grant in excess of $1,000,000 multiplied by the number of full or partial calendar years in any performance period established with respect to an award, if applicable.

Plan Administration.    The compensation committee of our board of directors administers the 2007 LTIP and the awards granted under the 2007 LTIP. Subject to the terms of the 2007 LTIP, our compensation committee (or its delegate) has the authority to determine and amend the terms of awards, including but not limited to the recipients, the number of shares subject to awards, the vesting schedule applicable to awards, the form of consideration, if any, payable upon exercise or settlement of any award, the exercise or strike price of awards, if applicable, and any accelerated vesting and exercisability provisions.

Performance Awards.    Our 2007 LTIP permits the grant of performance awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Internal Revenue Code, once our company becomes subject to such limitation.

Our compensation committee may structure awards so that the award will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. However, we retain the discretion to grant awards under the 2007 LTIP that may not qualify for full deductibility under Section 162(m) of the Internal Revenue Code once it becomes applicable to us.

To the extent an award is intended to constitute performance based compensation under Section 162(m), our compensation committee may establish performance goals by selecting from one or more performance criteria set forth in the 2007 LTIP:

•   earnings (including earnings per share and net earnings);

•   earnings before interest, taxes, and depreciation;

•   earnings before interest, taxes, depreciation, and amortization;

•   earnings before interest, taxes, depreciation, amortization, and legal settlements;

•   earnings before interest, taxes, depreciation, amortization, legal settlements, and other income (expense);

•   earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), and stock-based compensation;

•   earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, and changes in deferred revenue;

•   total stockholder return;

•   return on equity or average stockholder’s equity;

•   return on assets, investment, or capital employed;

•   stock price;

•   margin (including gross margin);

•   income (before or after taxes);

•   operating income;

•   operating income after taxes;

•   expenses, cost reduction, and balance sheet goals;

•   improvement in or attainment of working capital levels;

•   economic value added (or an equivalent metric);

•   debt or equity financings;

•   market share;

•   cash flow;

•   cash flow per share;

•   share price performance;

•   debt reduction;

•   implementation or completion of projects or processes;

•   employee retention;

•   stockholders’ equity;

•   capital expenditures;

•   debt levels;

•   operating profit or net operating profit;

•   workforce diversity;

•   growth of net income or operating income;

•   billings;

•   bookings;

•   clinical development milestones such as obtaining effective or optimal dose, achieving proof of concept and initiation of phases of

•   regulatory milestones;

•   progress of internal research or development programs, including, but not limited to, advancing new molecules out of discovery and into early toxicology and selecting and creating strategy for new indications for a product or the life cycle of a class of products;

•   progress of partnered programs;

•   partner satisfaction;

•   submission of 510(k)s or pre-market approvals and other regulatory achievements;

•   milestones related to samples received and tests or panels run;

•   strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property);

•   geographic business expansion;

•   corporate development (including, without limitation, licenses, innovation, research or establishment of third party collaborations);

•   manufacturing or process development;

•   legal compliance or risk reduction;

• pre-tax profit; • operating cash flow; • sales or revenue targets; • increases in revenue or product revenue;

clinical trials and trials by specified dates;

•   timely completion of clinical studies;

•   patient enrollment rates;

•   budget management;

•   regulatory body approval (including, but not limited to the FDA) with respect to an applicable filing, products, and studies;

•   commercial launch of products;

• patent application or issuance goals; • goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances.

The performance goals may be determined pre-tax or post-tax, based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, as a ratio with other business criteria, and in either absolute terms or relative to the performance of one or more comparable companies or relevant indices.

Capitalization Adjustments.    In the event that any change is made in, or other events occur with respect to, our common stock subject to the 2007 LTIP or any award, such as certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar transactions, appropriate adjustments will be made to the classes and maximum number of shares subject to the 2007 LTIP (including the annual increase in the share limit), any limits on the number of shares that may be granted to any person under the 2007 LTIP, and the number of shares subject to, and the price per share, if applicable, of any outstanding awards.

Change in Control and Other Events.    Upon a change in control (as defined in the 2007 LTIP) or other changes in the outstanding stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization, the compensation committee, in its sole discretion without the consent of any holder, may effect one or more of the following alternatives, which may vary among awards and holders: (i) remove any applicable forfeiture restrictions; (ii) accelerate the time of exercisability of an award; (iii) provide for a cash payment with respect to outstanding awards (whether vested or unvested) by requiring the mandatory surrender and cancelation of awards, provided that, underwater options or stock appreciation rights may be canceled for no consideration; or (iv) make such other adjustments to awards as the compensation committee deems appropriate, provided, that such adjustment may not materially and adversely affect the rights of a participant without the participant’s consent (including, but not limited to, (x) the substitution, assumption, or continuation of awards by the successor, and (y) the adjustment as to the number and price of shares or other consideration subject to such awards).

Plan Amendment or Termination.    Subject to the terms of the 2007 LTIP, our board of directors generally has the authority to amend, suspend, or terminate the 2007 LTIP at any time and to amend outstanding awards under the 2007 LTIP; provided, that no such action will materially and adversely attest the existing rights of any outstanding awards without the affected participant’s written consent.

Stock Options Granted Since Effective Date of Amended and Restated 2007 LTIP

Effective as of the date that we sign the underwriting agreement for this offering, options to purchase a total of 781,818 shares of our Class B common stock, in the aggregate, will be granted to our executive officers and options to purchase a total of 441,755 shares of our Class B common stock will be granted to other employees of ours, in

each case under the 2007 LTIP. These stock options will have an exercise price equal to $        , the public offering price of a share of our Class A common stock and no less than the fair market value of a share of our Class B common stock on the date of grant. Each stock option has a term of ten years, and 1/16 of each award will vest quarterly such that 100% of each grant of stock options will be vested on the four year anniversary of the date of grant; provided that the stock options will generally only vest on such dates if the holder continues to provide services to us or our subsidiaries through the applicable vesting date. Consistent with the terms of the award agreements, in the event of our change in control, vesting of the awards will be accelerated such that all awards will become vested no later than the 18 month anniversary of the change in control so long as the holder continues to provide services to us or our subsidiaries through the applicable vesting date.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits participants to make both pre-tax and certain after-tax (Roth) deferral contributions. These contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions. We do not make contributions to the 401(k) plan on behalf of our employees.

Pension Benefits

We do not maintain any pension benefit plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•

any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, officers, and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the 181st day after the date of this prospectus, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

INVESTMENT IN OUR CLASS A COMMON STOCK BY EMPLOYEE BENEFIT PLANS

An investment in our Class A common stock by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, or ERISA, restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended, or the Code, and provisions under certain other federal, state, local, and non-U.S. laws or regulations that are similar to such provisions of ERISA or the Code, or collectively, Similar Laws. For these purposes the term “employee benefit plan” may include, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws; and

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our Class A common stock is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the employee benefit plan. Certain statutory or administrative exemptions from the prohibited transaction rules under ERISA and the Code may be available to an employee benefit plan that is directly or indirectly purchasing our Class A common stock.

In addition to considering whether the purchase of our Class A common stock is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our Class A common stock, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the applicable U.S. Department of Labor regulations) and are either registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2)	the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any person or entity who has discretionary authority or control over our assets or who provides investment advice for any direct or indirect fee with respect to our assets, is held by the employee benefit plans referred to above (but not including governmental plans, foreign plans and certain church plans, in each case, as defined under ERISA).

The foregoing discussion is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our Class A common stock should consult with their own counsel regarding the consequences under ERISA, the Code and Similar Laws in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management” and “Executive Compensation” and the registration rights described below in “Description of Capital Stock—Stockholder Registration Rights,” this section describes transactions since January 1, 2012, to which we have been or will be a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of any class of our voting stock, or any member of the immediate family of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Director Stock Purchase

Dr. Dennis Stone, a member of our board of directors, purchased 34,090 shares of common stock on May 23, 2011 for $26.49 per share. Dr. Stone paid for the shares by delivering to us a promissory note in principal amount of $903,000, which bore interest at a rate of 4% per annum. Effective October 19, 2015, our board of directors elected to forgive $1,055,990 of principal and accrued interest due under the promissory note in full satisfaction of Dr. Stone’s obligations thereunder.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with our stockholders, providing for certain rights, obligations and restrictions relating to sales or transfers of shares of our common stock. Pursuant to the investors’ rights agreement, each of Cardinal Investment Company, Inc., CPMG, Inc., and Novo A/S has the right to designate one director to our board of directors. Those three directors have the right to designate one more director, but have not exercised that right. Additionally, Mr. Huff, our Chief Executive Officer, has a right to be designated as a director, and the board as a whole has the right to designate two directors. Cardinal Investment Company, Inc. has designated as a director William E. Rose, a beneficial owner of 3,311,917 shares of Class B common stock. CPMG, Inc. has designated as a director Mr. McGaughy, a beneficial owner of 2,525,500 shares of Class B common stock. Novo A/S, a beneficial owner of 3,795,757 shares of Class B common stock, has designated Mr. Nielsen, who does not beneficially own any shares of common stock, as a director. The board as a whole has designated as directors Dr. Stone and Mr. Bass, beneficial owners of 46,115 and 106,212 shares of Class B common stock, respectively. The investors’ rights agreement will be terminated on the consummation of this offering.

The following of our directors and executive officers are parties to the amended and restated investors’ rights agreement:

•	James E. Bass

•	J. Warren Huff

•	R. Kent McGaughy, Jr.

•	Colin Meyer M.D.

•	Dennis Stone, M.D.

•	John A. Walling

•	Jason D. Wilson

The following persons, or groups of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock are parties to the amended and restated investors’ rights agreement:

•	R. Kent McGaughy, Jr.

•	Novo A/S

•	Estate of Edward W. Rose III

•	AbbVie Ltd.

•	J. Warren Huff

Registration Rights Agreement

We have entered into an amended and restated registration rights agreement with certain of our stockholders, providing for certain rights and restrictions relating to the registration of offers and sales of shares of our common stock. For a more detailed description of the registration rights, see the section of the prospectus captioned “Description of Capital Stock—Stockholder Registration Rights.”

The following of our directors and executive officers are parties to the amended and restated registration rights agreement:

•	James E. Bass

•	J. Warren Huff

•	R. Kent McGaughy, Jr.

•	Colin Meyer M.D.

•	Dennis Stone, M.D.

•	John A. Walling

The following persons, or groups of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock are parties to the amended and restated registration rights agreement:

•	R. Kent McGaughy, Jr.

•	James W. Traweek, Jr.

•	Novo A/S

•	Estate of Edward W. Rose III

•	AbbVie Ltd.

•	J. Warren Huff

AbbVie Collaboration and Preferred Stock

During the years ended December 31, 2015 and 2014 recorded revenue related to the AbbVie collaboration agreement of $48,059,000 and $48,059,000, respectively, related to the recognition of deferred revenue from upfront, nonrefundable payments that we received in prior years from AbbVie. During the years ended December 31, 2015 and 2014, we made payments to AbbVie for costs related to research and development under the AbbVie collaboration agreement of $206,000 and $71,000, respectively. Pursuant to the terms of the agreement pursuant to which AbbVie acquired shares of our Series H convertible preferred stock, AbbVie was granted the right to have an observer attend meetings of our board of directors. Abbvie’s right as an observer will terminate on the closing of this offering. For a more detailed description of our collaboration agreements with AbbVie, see “Business—Collaborations.”

Employment Agreements

We have entered into amended and restated employment agreements with our executive officers. For more information regarding these agreements, see the section of the prospectus captioned “Executive Compensation—Employment Agreements.”

Stock Option Grants to Executive Officers

We have granted stock options and restricted stock to our certain of our executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see “Executive Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into an indemnification agreement with each of our directors and our officers. For more information regarding these agreements, see the section of the prospectus captioned “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to                  shares of our Class A common stock being offered for sale to our employees, executive officers, directors, director nominees, stockholders, business associates, persons related to the company and our affiliates and their friends and family as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, of the extent to which they will purchase more than $120,000 in value of our common stock.

Participation in this Offering

Certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $                 million of shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these entities, or these entities may determine to purchase more, fewer, or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these entities as they will on any other shares of Class A common stock sold to the public in this offering.

Related Person Transaction Policy

Effective as of October 15, 2015, we have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration, and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which the amount involved exceeds $120,000, in which we are a participant, and in which any related person has a direct or indirect interest. A related person is any senior officer, director, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Upon entering into a related person transaction, our nominating and corporate governance committee will review the material facts of the related person transaction and approve or ratify our entry into the related person transaction, unless such related person transaction falls in to one of the categories of transactions that the nominating and corporate governance committee has pre-approved. Generally, transactions involving compensation for services provided to a related person as an employee and director are pre-approved under the policy.

In addition, under our Code of Ethics and Business Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could have been expected to give rise to a conflict of interest to our nominating and corporate governance committee.

In determining whether to approve or ratify a related person transaction, the nominating and corporate governance committee will consider:

•	whether there is an appropriate business justification for the transaction;

•	the benefits that accrue to us as a result of the transaction;

•	whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

•	the extent of the related person’s interest in the transaction;

•	whether the related person transaction is material to us;

•

the effect of the transaction on a director’s independence (if the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer);

•	the availability of other sources for comparable products or services;

•	whether it is a single transaction or a series of ongoing related transactions; and

•	whether entering into the transaction would be consistent with our Code of Ethics and Business Conduct.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 29, 2016, as adjusted to reflect the shares of Class A common stock to be issued and sold in the offering assuming no exercise of the underwriters’ option to purchase additional shares from us in the offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options or warrants that are exercisable within 60 days after February 29, 2016, are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The following table does not reflect any potential purchases by our stockholders, directors, or executive officers pursuant to the directed share program or otherwise in this offering, which purchases, if any, will increase the percentage of shares owned after the offering of such person as reflected in the table below. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, and subject to applicable community property laws, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of Class A common stock and 23,197,583 shares of our Class B common stock outstanding as of February 29, 2016. We have based our calculation of beneficial ownership after this offering on                      shares of our Class A common stock and Class B common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock).

Certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $     million of shares of our Class A common stock in this offering at the public offering price. Additionally, the underwriters have reserved for sale, at the initial public offering price, up to                      shares of our Class A common stock being offered for sale to our employees, executive officers, directors, director nominees, stockholders, business associates, persons related to the company and our affiliates and their friends and family as part of a directed share program. Finally, effective as of the date that we sign the underwriting agreement for this offering, options to purchase a total of 781,818 shares of our Class B common stock, in the aggregate, will be granted to our executive officers. The information set forth in the table below does not reflect the purchase of our Class A common stock in this offering by such stockholders or their affiliates, the purchase of shares in the directed share program or the grants of options to our executive officers.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Reata Pharmaceuticals, Inc., 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned			Percentage of Voting Power
Name of Beneficial Owner		Before the Offering	After the Offering
5% Stockholders:
R. Kent McGaughy, Jr.(1) c/o CPMG, Inc. 2000 McKinney Ave, Ste 2125, Dallas TX 75201	2,525,500	10.9%		%		%

James W. Traweek, Jr.(2) c/o CPMG, Inc. 2000 McKinney Ave, Ste 2125, Dallas TX 75201	2,437,635	10.5%		%		%

CPMG, Inc.(3) 2000 McKinney Ave, Ste 2125, Dallas TX 75201	1,951,870	8.4%		%		%

Novo A/S(4) 2 Tuborg Havnevej 19, Hellerup DK 2900, Denmark	3,795,757	16.4%		%		%

William E. Rose (5) c/o Cardinal Investment Company, Inc. 3963 Maple Ave, Ste 200, Dallas TX 75219	3,311,917	14.3%		%		%

Charles E. Gale(6) c/o Cardinal Investment Company, Inc. 3963 Maple Ave, Ste 200, Dallas TX 75219	2,993,317	12.9%		%		%

Estate of Edward W. Rose III(7) c/o Cardinal Investment Company, Inc. 3963 Maple Ave, Ste 200, Dallas TX 75219	2,967,742	12.8%		%		%

AbbVie Ltd. 1 North Waukegan Road, North Chicago IL 60064	2,378,686	10.3%		%		%

J. Warren Huff(8) c/o Reata Pharmaceuticals, Inc. 2801 Gateway Dr, Ste 150, Irving TX 75263	1,162,703	5.0%		%		%

Directors and Executive Officers:
James E. Bass(9)	131,668	*		%		%
J. Warren Huff(8)	1,162,703	5.0%		%		%
R. Kent McGaughy, Jr.(1)	2,525,500	10.9%		%		%
Colin Meyer, M.D.(10)	210,540	*		%		%
Jack Nielsen(4)	—	*		%		%
William E. Rose(5)	3,311,917	14.3%		%		%
Dennis Stone, M.D.	46,115	*		%		%
John A. Walling(11)	120,535	*		%		%
Keith W. Ward, Ph.D.(12)	82,668	*		%		%
Jason D. Wilson(13)	135,547	*		%		%
Michael D. Wortley(14)	14,204	*		%		%
All executive officers and directors as a group (12 persons)(15)	7,741,397	33.4%		%		%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)

Consists of 439,804 shares held by R. Kent McGaughy, Jr. over which he has sole voting and investment control, 80,746 shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy, 4,915 shares held by Traweek Children’s Trust of which Mr. McGaughy is trustee and has sole voting and investment control, 48,165 shares held in escrow for a charitable donee by JPMorgan Chase Bank, National Association, of which Mr. McGaughy has sole voting control and shared investment control with the donee, and an aggregate of 1,951,870 shares held in various funds for which Mr. McGaughy has shared voting and investment control with James W. Traweek, Jr.

(2)	Consists of 603 shares held by James W. Traweek, Jr. over which he has sole voting and investment control, 292,768 shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control, 124,113 shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek, 10,058 shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control, 10,058 shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control, 48,165 shares held in escrow for a charitable donee by JPMorgan Chase Bank, National Association, of which Mr. Traweek has sole voting control and shared investment control with the donee, and an aggregate of 1,951,870 shares held in various funds for which Mr. Traweek has shared voting and investment control with R. Kent McGaughy, Jr.
(3)	Consists of an aggregate of 1,951,870 shares held in various funds for which CPMG, Inc. is the investment manager and R. Kent McGaughy, Jr. has shared voting and investment control with James W. Traweek, Jr. R. Kent McGaughy, Jr. and James W. Traweek, Jr. are the sole shareholders and directors of CPMG, Inc.
(4)	Novo A/S is a Danish limited liability company. The board of directors of Novo A/S , which consists of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Risgaard and Per Wold Olsen, has shared investment and voting control with respect to the shares held by Novo A/S and may exercise and control only with the support of a majority of the members of the Novo A/S board of directors. As such, no individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S. Mr. Nielsen, a member of our board of directors, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed to be a beneficial owner of, nor does he have a reportable pecuniary interest in, the shares held by Novo A/S.
(5)	Consists of 204,344 shares held by William E. Rose over which he has sole voting and investment control; 342 shares held by the Charlie Henry Rose 2001 Trust and 779 shares held by the John William Rose 2002 Trust, over which Mr. Rose is trustee and over which he has shared voting and investment control with Catherine Marcus; and 2,967,742 shares held by the Estate of Edward W. Rose III and 138,710 shares held by the Edward W. Rose Fidelity Rollover IRA, which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes the Estate of Edward W. Rose III and Charles E. Gale.
(6)	Consists of 2,967,742 shares held by the Estate of Edward W. Rose III, for which Mr. Gale serves as executor, 25,079 shares held by Mr. Gale over which he has sole voting and investment control, and 496 shares held in an IRA for Mr. Gale’s benefit.
(7)	Consists of 2,967,742 shares held by the estate of Mr. Rose for which Mr. Gale serves as executor.
(8)	Consists of 1,162,703 shares held by Mr. Huff, consisting of 1,099,662 shares over which he exercises sole voting and investment control, 7,360 restricted shares over which he exercises sole voting control, and 55,681 shares in a trust for which Mr. Huff has shared voting and investment control.
(9)	Mr. Bass has shared voting and investment control over these 106,212 shares which consist of 45,454 shares held jointly with Mr. Bass’s wife, 60,758 shares held in trust for which Mr. Bass and his wife serve as co-trustees and 25,456 shares held in a trust for the benefit of Mr. Bass, for which he serves as co-trustee. Excludes 36,171 shares held by Mr. Bass’s adult children, over which Mr. Bass has no voting or investment control.
(10)	Consists of (a) 178,357 shares held by Dr. Meyer over which he has sole voting and investment control, (b) 1,673 restricted shares over which he has sole voting control, (c) 28,238 shares issuable pursuant to currently exercisable stock options and (d) 2,272 shares issuable pursuant to stock options that will become exercisable within 60 days after February 29, 2016.
(11)	Consists of (a) 86,802 shares held by Dr. Walling over which he has sole voting and investment control, (b) 1,065 restricted shares over which he has sole voting control, (c) 30,737 shares issuable pursuant to currently exercisable stock options and (d) 1,931 shares issuable pursuant to stock options that will become exercisable within 60 days after February 29, 2016.
(12)	Consists of (a) 76,703 shares issuable pursuant to currently exercisable stock options held by Dr. Ward and (b) 5,965 shares issuable pursuant to stock options that will become exercisable within 60 days after February 29, 2016.
(13)	Consists of (a) 101,151 shares held by Mr. Wilson over which he has sole voting and investment control, (b) 1,031 restricted shares over which he has sole voting control, (c) 30,723 shares issuable pursuant to currently exercisable stock options and (d) 2,642 shares issuable pursuant to stock options that will become exercisable within 60 days after February 29, 2016.
(14)	Consists of 14,204 shares issuable pursuant to stock options that will become exercisable within 60 days after February 29, 2016.
(15)	Consists of (a) 7,547,982 shares beneficially owned by the directors and executive officers as of February 29, 2016, (b) 166,401 shares issuable to our directors and officers pursuant to stock options exercisable and (c) 27,014 shares issuable to our directors and officers pursuant to stock options that will become exercisable within 60 days after February 29, 2016.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation provides that, upon the closing of the offering, we will have two classes of common stock: Class A common stock and Class B common stock. Our Class B common stock will be held by all of our stockholders prior to this offering—including our investors, employees, founders, and collaborators—totaling approximately 450 individuals and entities.

This dual-class structure is a fundamental element of our overall strategy to seek to maximize stockholder value over the long-term. Holders of our Class A common stock and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to three votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering. Shares of Class B common stock can be sold at any time and, subject to limited exceptions, must irrevocably convert to shares of Class A common stock upon sale or transfer after the 181st day following the date of this prospectus. Therefore, we expect that, over time, the Class B common stockholder class will diminish as a percentage of our total shares outstanding and that the remaining shares of Class B common stock will be concentrated in the hands of our longest-term stockholders.

Our authorized capital stock consists of 750,000,000 shares, all with a par value of $0.001 per share, of which:

•	500,000,000 shares are designated as Class A common stock;

•	150,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

As of the date of this prospectus, there were outstanding:

•	23,197,583 shares of Class B common stock held of record by approximately 450 stockholders; and

•	798,580 shares of Class B common stock, issuable upon exercise of outstanding options.

We intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of Class B common stock. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153 and the total number of shares reserved for future issuance under our 2007 LTIP will be approximately 1,993,722.

Common Stock

Voting Rights

Each holder of our Class A common stock is entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and each holder of our Class B common stock is entitled to three votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law.

Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by our amended and restated certificate of incorporation or by law. Delaware law could require either our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

If we propose to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

•

If we propose to amend our amended and restated certificate of incorporation to alter or change the powers, preferences or special rights of a class of stock in a manner that affects them adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation expressly authorizes the number of authorized shares of Class A common stock or Class B common stock to be increased or decreased by the affirmative vote of the holders of a majority of the voting power of common stock, voting as a single class, irrespective of Section 242(b)(2) of the Delaware General Corporation Law.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Because our amended and restated certificate of incorporation provides for plurality voting for the election of directors, a director may be elected even if less than a majority of the votes cast are in favor of such election.

Economic Rights

Dividends and Distributions.    Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock will be entitled to receive, when, as and if declared by our board of directors, out of any assets legally available therefor, such dividends as may be declared from time to time by our board of directors. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Class A common stock and Class B common stock and any participating preferred stock outstanding at that time.

Mergers and Consolidations.    In connection with any merger or consolidation of us with or into another entity, shares of Class A common stock and Class B common stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or other consideration paid or otherwise distributed to our stockholders, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion.    Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering.

Beginning on the 181st day following the date of this prospectus, each share of Class B common stock will be automatically converted into one share of Class A common stock upon transfer of any share of Class B common stock, whether or not for value, by any holder of that share, except transfers by an initial registered holder to:

•	a nominee of that holder, without any change in beneficial ownership, within the meaning of Section 13(d) of the Exchange Act; or

•

(1) another person who, at the time of the transfer, beneficially owns shares of Class B common stock or (2) a nominee of such person, without any change in beneficial ownership, within the meaning of Section 13(d) of the Exchange Act.

Further, any transfer without consideration to any of the following will not result in conversion:

•	any controlled affiliate of that holder who remains a controlled affiliate;

•	any active or retired partner of that holder;

•	the estate of that initial holder or a trust established for the benefit of the descendants or any relatives or spouse of that holder;

•

a parent corporation or wholly owned subsidiary of that holder or to a wholly owned subsidiary of that parent unless and until the transferee ceases to be a parent or wholly owned subsidiary of the holder or a wholly owned subsidiary of any parent; or

•	an immediate family member of any holder.

Lastly, any bona fide pledge by a holder to a financial institution in connection with a borrowing will not result in any conversion. If any transfer does not give rise to automatic conversion under these provisions, then any subsequent transfer by the holder, other than any transfer by such holder to a nominee of such holder, without any change in beneficial ownership, as such term is defined under Section 13(d) of the Exchange Act, or the pledgor, as the case may be, will be subject to automatic conversion upon these terms and conditions.

Holders of common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

We currently have no outstanding shares of preferred stock. Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation, which could decrease the market price of our common stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of the date of this prospectus, under the 2007 LTIP, options to purchase an aggregate of 798,580 shares of Class B common stock, having a weighted-average exercise price of $11.11 per share, are outstanding, and 3,217,295 additional shares of Class A common stock and Class B common stock are available for future grant under the 2007 LTIP. We intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of Class B common stock. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153 and the total number of shares reserved for future issuance under our 2007 LTIP will be approximately 1,993,722. For additional information regarding the terms of these plans, see the section of this prospectus captioned “Executive Compensation—Equity Incentive Plans.”

Stockholder Registration Rights

Certain registration rights are provided for under the terms of our Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010, or the Registration Rights Agreement, entered into with certain of our investors in connection with our Series A through H convertible preferred stock financings. Pursuant to the Registration Rights Agreement, 10,647,563 shares of Class B common stock are subject to registration. Holders of more than 67% of the registerable shares, which we refer to as the initiating holders, at any time at least six months after the completion of this offering, may twice request that we effect the registration of at least 50% of the registerable shares held by all holders of registration rights, or a lesser number of shares if the aggregate price to the public of the offering (net of underwriter discounts) will be at least $5 million. Furthermore, if Form S-3 is available for an offering by the initiating holders, the initiating holders may request that we effect an unlimited number of registrations on Form S-3 at an aggregate offering price of at least $1,000,000 per registration on Form S-3. In addition, the holders of registrable securities have piggyback registration rights if we determine to register any equity securities for our own account or the account of another security holder (other than in this offering). We will pay the registration expenses, other than underwriting fees, discounts or commissions, of the shares registered pursuant to the registrations described above, but limited to four registrations on Form S-3. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144. For a discussion of Rule 144, see the section of this prospectus captioned “Shares Eligible for Future Sale—Rule 144.”

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Dual Class Common Stock Structure

As discussed above, our Class B common stock has three votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock that is publicly traded, has one vote per share. Because of our dual class common stock structure, our founders, directors, executives, employees and current holders of our Class B common stock (and their affiliates) will continue to be able to control all matters submitted to our stockholders for approval even if they come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

In general, Section 203 defines “voting stock” to mean, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors. Every reference to a percentage of voting stock refers to such percentage of the votes of such voting stock.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Board Composition and Filling Vacancies

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Directors will be elected by plurality vote. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of the voting power of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Actions by Stockholders

Our amended and restated certificate of incorporation also restricts the ability of stockholders to interfere with the powers of the board of directors in specified ways, including the constitution and composition of committees and the election and removal of officers.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation and bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our amended and restated certificate of incorporation and bylaws provide that only our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Advance Notice Requirements

Our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders, including proposals to nominate candidates for election as directors at a meeting of stockholders, must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Bylaws and Certificate of Incorporation

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the stockholders cannot amend any of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation also provides for the authorization of undesignated preferred stock. As a result, our board of directors may issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

The combination of these provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine, including any action to interpret, apply, or enforce our amended and restated certificate of incorporation or our amended and restated bylaws. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Listing

We intend to apply to list our Class A common stock on the NASDAQ Global Market under the symbol “RETA”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Ave. Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of shares of our Class A common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our Class A common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise equity capital.

Upon completion of this offering,                  shares of Class A common stock and 23,197,583 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercises of outstanding options.

Class A Common Stock

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act, and except for those shares subject to lock-up agreements with participants in the directed share program and with directors or officers and their affiliates, if any, purchasing in the offering.

Because of the lock-up agreements described below and because the Class B common stock is not convertible into Class A common stock until (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering, no additional shares of Class A common stock will be available for sale during this period.

Beginning on the 181st day after the date of this prospectus, 23,197,583 shares of Class A common stock issuable upon conversion of the Class B common stock will be available for sale in the public market, subject to compliance with the provisions of Rule 144 or Rule 701 under the Securities Act.

Class B Common Stock

All of the shares of Class B common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. We do not plan to register the sale of the Class B common stock with the SEC or to list the Class B common stock on any national securities exchange. As a result, no public market is expected to develop for the Class B common stock (even if shares of Class B common stock are otherwise transferable under Rule 144 or Rule 701).

In addition, the Class B common stock will not be convertible into Class A common stock until (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering. Accordingly, no shares of Class A common stock that result from conversion of the Class B common stock will be available for sale during this period.

After giving effect to the lock-up agreements described below and subject to the provisions of Rule 144 and 701 under the Securities Act, the shares of Class B common stock will be available for sale in the public market as follows; provided that shares of Class B common stock will not be quoted on The NASDAQ Global Market:

Date	Approximate Number of shares of Class B common stock
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning 181 days after the date of this prospectus	23,197,583

As of the date of this prospectus, 798,850 shares of our Class B common stock are subject to outstanding stock options. In addition, we intend to grant stock options exercisable for 1,223,573 shares of Class B common stock as of the date that we sign the underwriting agreement for this offering, pursuant to the 2007 LTIP, at the public offering price of our Class A common stock, which will be no less than the fair market value of a share of Class B common stock on the date of grant. Following this grant, the total number of shares of Class B common stock issuable upon the exercise of outstanding stock options will be approximately 2,022,153. Of these options, options to purchase 688,291 shares of Class B common stock will be vested and eligible for sale beginning on the 181st day after the date of this prospectus.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell his or her securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale. If such a person has beneficially owned the shares proposed to be sold for at least one year, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions by which that person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period or public information requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. 1,600,884 shares of our outstanding Class B common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock.

Form S-8 Registration Statement

Upon effectiveness of this registration statement, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable pursuant to our 2007 LTIP. The registration statement on Form S-8 will become effective immediately upon filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates. In addition, because all awards to date under our 2007 LTIP will be settled in Class B common stock, those shares will not be convertible into Class A common stock (and therefore will not be eligible for sale under our S-8) until the 181st day after the date of this prospectus.

Lock-Up Agreements

We and holders, including all of our directors and officers, of                  shares of our Class B common stock outstanding prior to the completion of this offering have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Citigroup Global Markets Inc. and Cowen and Company, LLC, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting.”

Additionally, participants in the directed share program and any directors or officers and their affiliates that purchase Class A common stock from the underwriters in the offering have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of common stock, including shares of Class A common stock purchased from the underwriters in the offering.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into the Seventh Amended and Restated Registration Rights Agreement, with certain holders of common stock. This agreement and our standard form of option agreement under our 2007 LTIP with holders of stock options contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

After six months from the completion of this offering, the holders of 10,647,563 shares of our Class B common stock will be entitled to certain rights with respect to the registration under the Securities Act of the offer and sale of the shares of Class A common stock into which their shares are convertible. Sale of those shares pursuant to such a registration would result in the shares becoming freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Stockholder Registration Rights” for additional information.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders (as defined below) with respect to their acquisition, ownership, and disposition of shares of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income tax consequences relating thereto. All prospective non-U.S. holders of our Class A common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership, and disposition of our Class A common stock, as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In general, a non-U.S. holder means a beneficial owner of our Class A common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

This discussion is limited to non-U.S. holders that hold shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. gift tax, or any state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or the Medicare contribution tax, holders who hold or receive our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our Class A common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies, and U.S. expatriates and certain former citizens or long-term residents of the United States.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Class A common stock through such partnerships or such entities or arrangements. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the acquisition, ownership, or disposition of our Class A common stock.

Distributions on Our Class A Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, distributions, if any, on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the Class A common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such Class A common stock, subject to the tax treatment described below in “United States Federal Income and Estate Tax Consequences to Non-U.S. Holders—Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Subject to the discussion below regarding backup withholding and foreign accounts, dividends (out of earnings and profits) paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN (in the case of an individual) or IRS Form W-8BEN-E (in the case of an entity) or applicable successor form, including a U.S. or, if applicable, a non-U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), unless a specific treaty exemption applies. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Gain on Sale, Exchange, or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “United States Federal Income and Estate Tax Consequences to Non-U.S. Holders—Distributions on Our Class A Common Stock” may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our Class A common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” within the meaning of Code Section 897(c)(2). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are or become a United States real property holding corporation, provided that our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding Class A common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a United States real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 28%) with respect to dividends on our Class A common stock. U.S. backup withholding generally will not apply to a Non-U.S. holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption. Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code generally impose a U.S. federal withholding tax of 30% on certain payments, including dividends and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as specifically defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our Class A common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The withholding provisions described above currently apply to dividends paid on our Class A common stock, and will generally apply with respect to gross proceeds of a sale or other disposition of our Class A common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our Class A common stock.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , 2016, between us, Citigroup Global Markets Inc. and Cowen and Company, LLC, as the representatives of the underwriters named below and, together with Piper Jaffray & Co., the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Name	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
Piper Jaffray & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our Class A common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Certain of our major stockholders or their affiliates have indicated an interest in purchasing up to an aggregate of $     million of shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these entities, or these entities may determine to purchase more, fewer, or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these entities as they will on any other shares of Class A common stock sold to the public in this offering.

Shares of our Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. After the initial offering of the shares of our Class A common stock, if all the shares of our Class A common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our Class A common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of our Class A common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our Class A common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our Class A common stock that are the subject of this offering.

We and the holders of         % of our outstanding capital stock, including all of our officers and directors, have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Cowen and Company, LLC, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock, except that we may issue and grant awards pursuant to the 2007 LTIP. Citigroup Global Markets Inc.

and Cowen and Company, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Due to the limitations on the conversion of our Class B common stock in our amended and restated certificate of incorporation, which provides that our Class B common stock may not be converted into shares of Class A common stock until (a) after the execution and delivery of the underwriting agreement and before the 181st day following the date of this prospectus, provided that the holder of such share being converted executes and delivers to us and the underwriters a lock-up agreement agreeing not to sell, transfer, pledge or otherwise assign any of the holder’s shares of capital stock of the company before the 181st day following the date of this prospectus, subject to the exceptions in such form of lock-up agreement; (b) without limitation, beginning on the 181st day following the date of this prospectus; or (c) at the option of our board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of this offering, all of the holders of our Class B common stock are effectively subject to a similar lock-up restriction as the one described above. Additionally, participants in the directed share program and our directors or officers and their affiliates that purchase Class A common stock from the underwriters in the offering, if any, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of common stock, including shares of Class A common stock purchased from the underwriters in the offering.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our Class A common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of Class A common stock will develop and continue after this offering.

We intend to apply to have our shares of Class A common stock listed on The Nasdaq Global Market under the symbol “RETA.”

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for expenses in an amount up to $             relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of our common stock.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering:

•	“Covered” short sales are sales of shares of our Class A common stock in an amount up to the number of shares of our Class A common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our Class A common stock in an amount in excess of the number of shares of our Class A common stock represented by the underwriters’ over-allotment option.

•	The underwriters can close out a short position by purchasing additional shares of our Class A common stock, either pursuant to the underwriters’ over-allotment option or in the open market.

•

To close a naked short position, the underwriters must purchase shares of our Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase shares of our Class A common stock in the open market or exercise their over-allotment option. In determining the source of shares of our Class A common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our Class A common stock available for purchase in the open market as compared to the price at which they may purchase shares of our Class A common stock through their over-allotment option.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock on NASDAQ, as long as such bids do not exceed a specified maximum, to stabilize the price of the shares of our Class A common stock.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our Class A common stock to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available by on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

At our request, the underwriters have reserved              shares of Class A common stock, or 5% of the shares being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters’ exercise of their option to purchase additional shares) for sale at the initial public offering price, employees, executive officers, directors, director nominees, stockholders, business associates, persons related to the company and our affiliates and their friends and family through a directed share program. The number of shares of Class A common stock available for sale to the general public in the public offering will be reduced by the number of shares these individuals purchase. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. All shares purchased through the directed share program will be subject to the same 180 day lock-up period described above. We have agreed to indemnify the underwriter conducting the directed share program against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Denmark

This prospectus has not been filed with or approved by the Danish Financial Supervisory Authority or any other regulatory authority in Denmark. The Class A common stock has not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark by way of a public offering, unless in compliance with Chapter 6 or Chapter 12 of the Danish Act on Trading in Securities and Executive Orders issued pursuant thereto as amended from time to time.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Vinson & Elkins LLP, Dallas, Texas. Goodwin Procter LLP, Boston, Massachusetts, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our Class A common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.reatapharma.com. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus is a part, and investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Reata Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Reata Pharmaceuticals, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reata Pharmaceuticals, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

February 8, 2016

Reata Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2015	2014
Assets
Cash and cash equivalents	$42,008	$87,758
Federal income tax receivable	31,926	15,243
Current portion of deferred tax asset	—	2,287
Prepaid expenses and other current assets	3,325	1,413

Total current assets	77,259	106,701
Property and equipment, net	1,142	2,516
Deferred tax asset, net of current portion	—	15,515
Other assets	553	872

Total assets	$78,954	$125,604

Liabilities and stockholders’ deficit
Accounts payable	$3,531	$765
Federal income tax payable	—	1,220
Accrued direct research liabilities	3,529	3,599
Other current liabilities	4,030	2,919
Current portion of deferred revenue	49,730	49,595

Total current liabilities	60,820	58,098
Other long-term liabilities	249	981
Deferred revenue, net of current portion	291,041	340,771

Total noncurrent liabilities	291,290	341,752

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value:
150,000,000 shares authorized; issued and outstanding – 23,197,583 and 23,193,019 shares at December 31, 2015 and 2014, respectively	23	23
Additional paid-in capital	10,029	7,715
Shareholder notes receivable	(81)	(307)
Accumulated deficit	(283,127)	(281,677)

Total stockholders’ deficit	(273,156)	(274,246)

Total liabilities and stockholders’ deficit	$78,954	$125,604

See accompanying notes.

Reata Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year ended December 31,
	2015	2014
Collaboration revenue	$50,295	$51,368
Other revenue	24	586

Total revenue	50,319	51,954

Expenses:
Research and development, including stock-based compensation expense of $671 and $787 in 2015 and 2014, respectively	35,141	34,305
General and administrative, including stock-based compensation expense of $1,404 and $736 in 2015 and 2014, respectively	13,693	11,512
Depreciation and amortization	1,819	2,512

Total expenses	50,653	48,329

Other income:
Investment income	32	43

Total other income	32	43

(Loss) income before provision for taxes on income	(302)	3,668

Provision for taxes on income	1,148	2,979

Net (loss) income	$(1,450)	$689

Net (loss) income per share—basic	$(0.06)	$0.03
Net (loss) income per share—diluted	$(0.06)	$0.03
Weighted-average number of common shares used in net (loss) income per share basic	23,163,713	23,127,534
Weighted-average number of common shares used in net (loss) income per share diluted	23,163,713	23,170,664

See accompanying notes.

Reata Pharmaceuticals, Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Shareholder Notes Receivable	Total Accumulated Deficit	Total Stockholders’ (Deficit) Equity

	Shares	Amount
Balance at January 1, 2014	23,192,900	$23	$5,594	$(307)	$(282,366)	$(277,056)
Compensation expense related to stock option and restricted stock	—	—	1,523	—	—	1,523
Exercise of options	119	—	1	—	—	1
Vesting of prepaid restricted stock	—	—	597	—	—	597
Net income	—	—	—	—	689	689

Balance at December 31, 2014	23,193,019	$23	$7,715	$(307)	$(281,677)	$(274,246)
Compensation expense related to stock option and restricted stock	—	—	1,331	—	—	1,331
Cancelation and modification of shareholder notes receivable	—	—	480	226	—	706
Exercise of options	4,564	—	39	—	—	39
Vesting of prepaid restricted stock	—	—	464	—	—	464
Net loss	—	—	—	—	(1,450)	(1,450)

Balance at December 31, 2015	23,197,583	$23	$10,029	$(81)	$(283,127)	$(273,156)

See accompanying notes.

Reata Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2015	2014
Operating activities
Net (loss) income	$(1,450)	$689
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,819	2,512
Stock-based compensation expense	2,075	1,523
Provision for deferred taxes on income	17,802	18,316
Loss on disposal of property and equipment	2	203
Changes in operating assets and liabilities:
Receivable from collaboration arrangements	198	(223)
Prepaid expenses and other current assets	(117)	(568)
Other assets	281	(532)
Accounts payable	2,754	(1,656)
Accrued direct research and other current liabilities	(486)	2,925
Federal income tax receivable/payable	(17,903)	(61,127)
Deferred revenue	(49,595)	(50,692)

Net cash used in operating activities	(44,620)	(88,630)

Investing activities
Sales/disposals of fixed assets	12	43
Purchases of property and equipment	(272)	(183)

Net cash used in investing activities	(260)	(140)

Financing activities
Payments on deferred offering costs	(864)	—
Exercise of options and related tax withholdings	39	1
Payment of capital lease	(45)	—

Net cash (used in) provided by financing activities	(870)	1

Net decrease in cash and cash equivalents	(45,750)	(88,769)
Cash and cash equivalents at beginning of year	87,758	176,527

Cash and cash equivalents at end of year	$42,008	$87,758

Supplemental disclosures
Income taxes paid	$1,249	$59,500

Purchases of equipment in accounts payable and other current liabilities	$187	$—

Accrued deferred offering costs	$1,129	$—

Equipment acquired under capital lease	$—	$135

See accompanying notes.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015

1. Description of Business

Reata Pharmaceuticals, Inc. is a clinical stage biopharmaceutical company located in Irving, Texas focused on identifying, developing, and commercializing product candidates that modulate the activity of key regulatory proteins involved in the biology of mitochondrial function, oxidative stress and inflammation to address the unmet medical needs of patients with a variety of serious or life threatening diseases. The Company operates as a single segment of business.

The Company’s lead product candidates, bardoxolone methyl and RTA 408, are members of a class of small molecules called antioxidant inflammation modulators, or AIMs. AIMs bind to Keap1, a protein that coordinates cellular response to reactive oxygen and other byproducts of cellular energy production, inflammation, and environmental toxicants. Bardoxolone methyl is in Phase 2 clinical development for the treatment of pulmonary arterial hypertension, or PAH, and pulmonary hypertension due to interstitial lung disease, or PH-ILD, each of which are subsets of pulmonary hypertension, or PH. Initial data for PAH patients in our Phase 2 trial have been presented publicly at the CHEST meeting in October 2015. In addition, we have completed an interaction with the U.S. Food and Drug Administration, or FDA, on this initial data, and the FDA has concurred with our plan to initiate a Phase 3 trial in patients with PAH associated with connective tissue disease, or CTD-PAH. We plan to initiate this Phase 3 trial in the second half of 2016. RTA 408 is in Phase 2 clinical development for the treatment of multiple diseases, including Friedreich’s ataxia, or FA, and mitochondrial myopathies, or MM. Beyond our lead product candidates, we have several promising preclinical programs employing both AIMs and other small molecules with different mechanisms of action. We believe our product candidates and preclinical programs have the potential to improve clinical outcomes in numerous underserved patient populations.

The Company has license agreements with AbbVie Inc. (AbbVie), formerly part of Abbott Pharmaceuticals PR Ltd. (the AbbVie License Agreement), and Kyowa Hakko Kirin Co., Ltd. (KHK) (the KHK Agreement), under which Abbvie and KHK were granted exclusive licenses for the development and commercialization of bardoxolone methyl in their respective territories (see Note 3).

The Company has a collaboration agreement with AbbVie (the AbbVie Collaboration Agreement) under which the Company and AbbVie established a broad, worldwide, strategic collaboration for the joint research, development, and commercialization of targeted AIMs in fields of use that are not included in the KHK Agreement or the AbbVie License Agreement.

The Company’s consolidated financial statements include the accounts of all majority-owned subsidiaries that are required to be consolidated. Accordingly, the Company’s share of net earnings and losses from these subsidiaries is included in the consolidated statements of operations. Intracompany profits, transactions, and balances have been eliminated in consolidation.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company’s revenue is currently generated primarily through collaborative licensing agreements with AbbVie and KHK. The AbbVie License Agreement and the KHK Agreement provide for exclusive licenses to develop and commercialize bardoxolone methyl in the Territory (as defined in the KHK Agreement) and the Licensed Territory (as defined in the AbbVie License Agreement), and participation on respective joint steering committees. The terms of the agreements include payments to the Company of nonrefundable, up-front license fees; milestone payments; and royalties on product sales. The AbbVie Collaboration Agreement provides for exclusive licenses to collaborate in the research, development, and worldwide commercialization of targeted AIMs and to participate on respective joint steering committees. The terms of the agreements include a nonrefundable, up-front payment.

The Company recognizes revenue of nonrefundable, up-front license fees and other payments when persuasive evidence that an arrangement exists, services have been rendered or delivery has occurred, the price is fixed and determinable, collection is reasonably assured, and there are no further performance obligations under the agreement.

The AbbVie License Agreement, the AbbVie Collaboration Agreement, and the KHK Agreement are all multiple-element arrangements. Multiple-element arrangements are analyzed to determine whether the various performance obligations, or elements, can be separated or whether they must be accounted for as a single unit of accounting.

For arrangements entered into prior to January 1, 2011, the following criteria were required to be met in order to separate the elements of the arrangement into different units of accounting:

1.	The delivered item or items have value to the customer on a stand-alone basis.

2.	There is objective and reliable evidence of fair value of the undelivered item or items.

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

Both the AbbVie License Agreement and the KHK Agreement were executed prior to January 1, 2011, and contained both delivered and undelivered elements in the arrangements. The Company views the key elements of these arrangements as being the exclusive licenses to AbbVie and KHK and participation on joint steering committees. The Company’s involvement in the joint steering committees established under each of these agreements was assessed to determine whether the involvement is an obligation or a right to participate. Based on this assessment, the Company concluded that involvement in the joint steering committees was a substantive deliverable of the arrangement. The Company concluded that objective and reliable evidence of the fair value of the undelivered element of these arrangements (participation on joint steering committees) did not exist; therefore, the Company is accounting for these arrangements as a single unit of accounting.

The Company is recognizing revenue associated with the nonrefundable, up-front license fees received under the AbbVie License Agreement and the KHK Agreement ratably over the expected term of the joint steering committee performance obligations, which the Company estimates will be delivered through December 2021 and November 2017 for the KHK Agreement and the AbbVie Agreement, respectively. The Company continues to participate in regular meetings for the joint steering committees established under the AbbVie License

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Agreement and the KHK Agreement. At this time, the Company believes its participation in these committees continues to be a substantive performance obligation of the agreements and has concluded that no changes in the estimated revenue recognition periods are warranted. Deferred revenue arises from the excess of cash received over cumulative revenue recognized over the terms of the Company’s continuing obligations.

Both the AbbVie License Agreement and the KHK Agreement contain certain clinical development, regulatory, and sales milestones. The Company evaluated each of these milestones at inception of the respective arrangements and concluded that they were substantive milestones, and accordingly, the Company will recognize payments related to the achievement of such milestones, if any, when milestones or net sales levels are achieved and collection is reasonably assured. Factors considered in this determination included scientific and regulatory risks that must be overcome to achieve each milestone, the level of effort and investment required to achieve each milestone, and the monetary value attributed to each milestone.

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, Multiple-Deliverable Revenue Arrangements, which amended Accounting Standards Codification (ASC) 605-25, Revenue Recognition, to eliminate the requirement to obtain vendor-specific objective evidence of the fair value of undelivered elements in order to separate the deliverables into different units of accounting. The Company adopted this revised guidance as of January 1, 2011, and applied this guidance to the AbbVie Collaboration Agreement executed in December 2011. This guidance is also required to be applied to any material modifications that may be made to the existing AbbVie License Agreement or KHK Agreement, of which there were none in 2015 and 2014. The Company identified the following deliverables within the AbbVie Collaboration Agreement:

•

The License Grants, including various exclusive, co-exclusive, and non-exclusive license grants to AbbVie by the Company related to the Company’s molecules and to jointly discovered new molecules and to the Company by AbbVie related to jointly discovered new molecules;

•	The Research and Exploratory Development Collaboration, including substantive participation in the Joint Research and Development Incubator Committee established by the agreement; and

•

The Collaboration Agreement to jointly develop and commercialize second-generation AIMs, including participation in the Joint Executive Committee, Joint Development Committees, and Joint Marketing Committees established by the agreement.

The Company evaluated the deliverables within the AbbVie Collaboration Agreement and concluded that the only delivered element of the arrangement, the License Grants, does not have value to AbbVie on a stand-alone basis. Accordingly, the Company concluded that the various elements of the arrangement cannot be separated into different units of accounting. Therefore, the Company is recognizing revenue associated with the nonrefundable, up-front payment over the estimated 15-year term necessary to execute the joint research, development, and commercialization terms under the agreement.

In June 2013, the Company entered into a research collaboration with a disease advocacy organization. Under the agreement, the Company may be provided milestone payments to fund research and development activities estimated over a two-year period. The Company recorded collaboration revenue totaling $700,000 and $700,000 related to milestone payments during the years ended December 31, 2015 and 2014, respectively.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all investments in highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. Investments qualifying as cash equivalents primarily consist of money market funds. The carrying amount of cash equivalents approximates fair value. Investment income consists primarily of interest income on our cash and cash equivalents, which include money market funds.

Research and Development Costs

All research and development costs are expensed as incurred, including costs for drug supplies used in research and development or clinical studies, property and equipment acquired specifically for a finite research and development project, and nonrefundable deposits incurred at the initiation of research and development activities. Research and development costs consist principally of costs related to clinical studies managed directly by the Company and through contract research organizations, manufacture of clinical drug products for clinical studies, preclinical study costs, discovery research expenses, facilities costs, salaries, and related expenses.

As part of the process of preparing financial statements, the Company is required to estimate and accrue expenses, the largest of which are research and development expenses. This process involves the following:

•

communicating with appropriate internal personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our consolidated financial statements as of each balance sheet date based on facts and circumstances known to the Company at the time; and

•	periodically confirming the accuracy of its estimates with service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that the Company accrues include:

•	payments to contract research organizations, or CROs, in connection with preclinical and toxicology studies and clinical trials;

•	payments to investigative sites in connection with clinical trials;

•	payments to contract manufacturing organizations, or CMOs, in connection with the production of clinical trial materials; and

•	professional service fees for consulting and related services.

The Company bases its expense accruals related to clinical trials on its estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on its behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing costs, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the Company does not identify costs that it has begun to incur or if the Company underestimates or overestimates the level of services performed or the costs of these services, its actual expenses could differ from its estimates.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

To date, the Company has not experienced significant changes in its estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Company cannot assure that it will not make changes to its estimates in the future as the Company becomes aware of additional information about the status or conduct of its clinical trials and other research activities.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	2–5 years
Software	3 years
Laboratory equipment	5–7 years
Office furniture	5 years
Office equipment	5 years

Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the equipment or improvement. Such amortization is included in depreciation and amortization expense in the consolidated statements of operations.

Licenses and Patents

License and sublicense costs are expensed as incurred and are classified as research and development expenses. Costs associated with filing, prosecuting, enforcing, and maintaining patent rights are expensed as incurred and are classified as general and administrative expenses.

Impairment of Long-Lived Assets

The Company periodically evaluates its long-lived assets for potential impairment in accordance with ASC Topic 360, Property, Plant and Equipment. Potential impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends and product development cycles. If impairments are identified, assets are written down to their estimated fair value. The Company has not recognized any impairment charges in 2015 and 2014.

Income Taxes

The Company accounts for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, Income Taxes. The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after consideration of all available information.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718 Compensation—Stock Compensation (ASC 718). ASC 718 requires companies to measure and recognize compensation expense for all stock options and restricted stock awards based on the estimated fair value of the award on the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a market or performance condition, recognition is based on the derived service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met. Use of the Black-Scholes option-pricing model requires management to apply judgment under highly subjective assumptions. These assumptions include:

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding and is based on the average period the stock options are expected to be outstanding and was based on our historical information of the options exercise patterns and post-vesting termination behavior.

•

Expected volatility—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies. When selecting comparable publicly traded biopharmaceutical companies on which the Company based its expected stock price volatility, the Company selected companies with comparable characteristics to the Company, including enterprise value, risk profiles, position within the industry, and historical share price information sufficient to meet the expected life of the stock-based awards.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Expected dividend—The Company has no plans to pay dividends on its common stock. Therefore, the company used an expected dividend yield of zero.

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company must also estimate a forfeiture rate to calculate the stock-based compensation for its awards. The Company will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for its stock-based compensation calculations on a prospective basis.

Options to purchase shares of the Company’s common stock, and restricted common stock with certain repurchase rights, have been granted or sold to nonemployees at fair value, in connection with research and consulting services provided to the Company, and to employees at fair value, in connection with Stock Purchase and Restriction Agreements. Equity awards generally vest over terms of four or five years. For awards to employees, stock-based compensation expense is recorded ratably through the vesting period for each option award or tranche of restricted stock.

The stock purchase amounts for sales of restricted common stock have been loaned by the Company to the nonemployees and employees, and the loans are secured by Stock Pledge and Security Agreements and

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

promissory notes. Generally, 25% of the notes are fully recourse to the Company, and this portion of the notes and the related shares are accounted for as issuances of stock and the loans are recorded on the consolidated balance sheet as a reduction to stockholders’ equity. The remaining portion of the notes are nonrecourse to the Company and are accounted for as grants of stock options. Accordingly, this portion of the notes is not recorded on the consolidated balance sheet; rather, the award is measured at fair value on the grant date and recognized as stock-based compensation expense over the vesting period. The carrying value of shareholder notes receivable that are treated as options and not recorded on the balance sheet was $244,000 and $921,000 at December 31, 2015 and 2014, respectively.

Risks and Uncertainties

The Company has experienced losses and negative operating cash flows for many years since inception and has no marketed drug or other products. The Company’s ability to generate future revenue depends upon the results of its development programs, whose success cannot be guaranteed. The Company may need to raise additional equity capital in the future in order to fund its operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and filing fees relate to the initial public offering, are capitalized. The deferred offering costs will be offset against proceeds from the initial public offering upon its effectiveness. In the event the offering is terminated, all capitalized deferred offering costs will be expensed. As of December 31, 2015, $1,993,000 of deferred offering costs were capitalized, which are included in prepaid expenses and other current assets in the accompanying balance sheets. No amounts were deferred at December 31, 2014.

Net Income (Loss) per Share

Basic and diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration for common stock equivalents. The Company’s potentially dilutive shares, which include unvested restricted stock, and options to purchase common stock, are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. For periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The Company uses the two-class method to compute net income (loss) per common share attributable to common stockholders because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of restricted common stock are entitled to the dividend

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

amount paid to common stockholders on an as-if-converted-to-common stock basis when declared by the Company’s Board of Directors. As a result, all restricted common stock are considered to be participating securities.

Fair Value of Financial Instruments

Assets and liabilities that are carried at fair value are to be classified and disclosed in one of the following three categories:

Level 1:    Observable quoted market prices in active markets for identical assets or liabilities;

Level 2:    Observable inputs other than Level 1, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability; and.

Level 3:    Unobservable inputs for the asset or liability that are significant to the fair value of the assets or liabilities.

At December 31, 2015 and 2014, the Company had no assets or liabilities that are required to be carried at fair value. The book values of the Company’s cash and cash equivalents and other working capital financial assets and liabilities approximate their fair values due to their short term nature. The fair values of the Company’s shareholder notes receivable were approximately $138,000 and $605,000 at December 31, 2015 and 2014, respectively. One shareholder note was forgiven during 2015, which is discussed in Note 12. There were no other changes in shareholder notes receivable other than the change in fair value, which was calculated using an income approach to estimate the present value of expected future cash flows to be received under the notes. The measurement is considered to be based primarily on Level 3 inputs used in the calculation, including the discount rate applied and the estimate of future cash flows.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources and includes all components of net income (loss) and other comprehensive income (loss). The Company had no items of other comprehensive income (loss) for the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected not to avail itself of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

adoption is permitted for disposals that have not been reported in financial statements previously issued. The Company will apply the provisions of this ASU to any future transactions after the effective date that qualify for reporting discontinued operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s effective date will be the first quarter of fiscal year 2017 using one of two retrospective application methods. The Company is currently evaluating this standard and has not yet determined what, if any, effect ASU 2014-09 will have on its consolidated results of operations or financial position.

In August 2014, the FASB issued ASU No. 2014-15 (ASU No. 2014-15), Presentation of Financial Statements—Going Concern (Subtopic 205-40), which requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. ASU No. 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early application is permitted. The Company will apply the guidance and disclosure provisions of the new standard upon adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The ASU amends ASC 740-10-45-4 to require an entity to classify all deferred tax liabilities and assets as noncurrent on the balance sheet. The ASU also supersedes ASC 740-10-45-5 to no longer allocate the valuation allowance between current and noncurrent deferred tax assets. ASU 2015-17 is effective for periods beginning after December 15, 2016, and early application is permitted either prospectively or retrospectively . The Company early adopted ASU 2015-17 prospectively on December 1, 2015.

3. Collaboration Agreements

AbbVie

In December 2011, the Company entered into the AbbVie Collaboration Agreement to jointly research, develop, and commercialize the Company’s portfolio of second and later generation oral AIMs. The terms of the agreement include payment to the Company of a nonrefundable, up-front payment of $400,000,000. The Company is also participating with AbbVie on joint steering committees.

The up-front payment and the Company’s collaboration on research, development, and commercialization are accounted for as a single unit of accounting. Revenue is being recognized ratably through December 2026, which is the estimated minimum period that is needed to complete the deliverables under the terms of the AbbVie Collaboration Agreement. The Company began recognizing revenue related to the up-front payment upon execution of the agreement and, accordingly, recognized approximately $26,647,000 and $26,647,000 as collaboration revenue during the years ended December 31, 2015 and 2014, respectively. As of December 31,

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

3. Collaboration Agreements (continued)

2015 and 2014, the Company recorded deferred revenue totaling approximately $291,659,000 and $318,306,000, respectively, of which approximately $26,720,000 and $26,647,000, respectively, is reflected as the current portion of deferred revenue.

In September 2010, the Company entered into the AbbVie License Agreement for an exclusive license to develop and commercialize bardoxolone methyl in the Licensee Territory (as defined in the AbbVie License Agreement). The terms of the agreement include payment to the Company of a nonrefundable, up-front license fee of $150,000,000 and additional development and commercial milestone payments. As of December 31, 2015, the Company has received $150,000,000 related to clinical development milestone payments from AbbVie and has the potential in the future to achieve another $50,000,000 in milestone payments based upon reaching certain commercial milestones. The Company is participating with AbbVie on joint steering committees to oversee the development and commercialization activities, respectively, related to bardoxolone methyl.

The up-front license fee and the Company’s participation on joint steering committees are accounted for as a single unit of accounting, and accordingly, revenue is being recognized ratably through November 2017, which is the term of the joint steering committees. The Company began recognizing revenue related to the up-front license fee upon transfer of the license of bardoxolone methyl to AbbVie, which occurred in November 2010 and, accordingly, recognized approximately $21,412,000 and $21,412,000 in collaboration revenue during the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company recorded deferred revenue totaling approximately $39,890,000 and $61,302,000 respectively, of which approximately $21,470,000 and $21,412,000, respectively, is reflected as the current portion of deferred revenue.

KHK

In December 2009, the Company entered into the KHK Agreement for an exclusive license to develop and commercialize bardoxolone methyl in the KHK Licensed Territory. The terms of the agreement include payment to the Company of a nonrefundable, up-front license fee of $35,000,000 and additional development and commercial milestone payments. As of December 31, 2015, the Company received $5,000,000 related to regulatory development milestone payments and $10,000,000 related to clinical development milestone payments from KHK and has the potential in the future to achieve another $82,000,000 and $140,000,000 in milestone payments based upon reaching certain regulatory development and commercial milestones, respectively. The Company is participating on a joint steering committee with KHK to oversee the development and commercialization activities related to bardoxolone methyl.

The up-front license fee and the Company’s participation on the joint steering committee are accounted for as a single unit of accounting, and accordingly, revenue was initially being recognized ratably through March 2014, which was the Company’s estimate of its substantive performance obligation period related to the joint steering committee. During 2014, the Company agreed to a change to KHK’s timeline to develop and commercialize bardoxolone methyl, which modified the Company’s estimate of its substantive performance obligation period related to the joint steering committee to December 2021. The Company deemed that this was not a material modification to the KHK Agreement because no payment terms or deliverables were changed and has adjusted its revenue recognition prospectively as of October 2014.

The Company began recognizing revenue related to the up-front payment upon transfer of the license and technical knowledge of bardoxolone methyl to KHK, which occurred in December 2009, and, accordingly, recognized approximately $1,536,000 and $2,609,000, as collaboration revenue during the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company recorded deferred

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

3. Collaboration Agreements (continued)

revenue totaling approximately $9,222,000 and $10,758,000, respectively, of which approximately $1,540,000 and $1,536,000 respectively, is reflected as the current portion of deferred revenue in December 31, 2015 and 2014.

Under the KHK Agreement, the Company will provide KHK with a sufficient supply of bardoxolone methyl to support its development and commercialization efforts. Products provided during development will be charged to KHK at the Company’s direct cost without markup for profit.

The Company will report amounts received from these product transactions, net of direct costs incurred, as a component of collaboration revenue. The Company expects the net profit or loss on these product transactions will not be material. Products during commercialization will be charged to KHK with a markup and will be reported as product sales revenue.

4. Property and Equipment

Property and equipment consisted of the following as of December 31(in thousands):

	2015	2014
Computer equipment and software	$3,106	$3,291
Laboratory equipment	4,531	4,372
Office furniture	1,273	1,320
Office and other equipment	271	283
Leasehold improvements	4,926	5,330

	14,107	14,596
Less accumulated depreciation and amortization	(12,965)	(12,080)

Property and equipment, net	$1,142	$2,516

5. Income Taxes

The provision for taxes on income consists of the following at December 31 (in thousands):

	Year Ended December 31
	2015	2014
Current	$(16,654)	$(15,337)
Deferred	$17,802	18,316

Total provision for taxes on income	$1,148	$2,979

A reconciliation of income tax (benefit) provision at the statutory federal income tax rate to income tax provision included in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31
	2015	2014
U.S. federal income tax (benefit) provision at statutory rate	(35)%	35%
Stock-based compensation	80	17
Change in valuation allowance	310	30
Other	25	(1)

Recorded federal income tax provision	380%	81%

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

Deferred tax assets and liabilities reflect the net effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets as of December 31 are as follows (in thousands):

	December 31
	2015	2014
Deferred tax assets:
Deferred revenue	$119,270	$136,628
Stock-based compensation	762	647
Depreciation	695	433
Other	973	859

Subtotal	121,700	138,567
Less: Valuation allowance	(121,700)	(120,765)

Net deferred tax asset	$—	$17,802

Deferred tax assets are regularly reviewed for recoverability and valuation allowances are established based on historical and projected future taxable losses and the expected timing of the reversals of existing temporary differences. Based on known factors, the Company has determined that, during 2014 and 2015, it will realize a portion of the related tax benefits from the reversal of its deferred revenue temporary differences. Realization of deferred tax assets is generally dependent upon future earnings, if any, the timing and amount of which are uncertain. However, with taxable income reported in 2013 and the Company’s losses during 2014 and 2015, the Company was able to carry back losses from 2014 and believes that it is more likely than not to be able to carryback losses from 2015. However, the Company cannot currently conclude that it is more likely than not that the remaining deferred tax assets will be utilized. Therefore, the Company’s deferred tax assets have been fully offset by a valuation allowance in 2015 and partially offset by a valuation allowance in 2014. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible. For 2015 and 2014, the valuation allowance increased by approximately $935,000 and $1,101,000, respectively.

As of December 31, 2015, the Company had accumulated net operating losses of approximately $434,000, which are subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended (Section 382). The operating loss carryforwards expire beginning in 2023.

As of December 31, 2015, the Company has federal research and development tax credit carryforwards of $123,000. These credits are subject to an annual limitation under Section 382 and expire beginning in 2024.

As of December 31, 2015, there were no unrecognized tax benefits that, if recognized, would have an impact on the Company’s effective tax rate. The Company currently has a full valuation allowance against its deferred tax assets. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Substantially all of the Company’s tax years remain open to federal tax examination. The Company will classify interest and penalties related to unrecognized tax benefits as part of the income tax provision, although there have been no such interest or penalties recognized to date.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

6. Patents

Business intellectual property protection is critical to the Company’s ability to successfully commercialize its product innovations. The potential for litigation regarding the Company’s intellectual property rights always exists and may be initiated by third parties attempting to abridge the Company’s rights, as well as by the Company in protecting its rights. There were no patent matters outstanding at December 31, 2015 or 2014.

7. Licenses

The proprietary rights and technical information covered by various patent and patent applications, which are discussed in more detail below, have been licensed by the Company from third parties, including stockholders. These licenses will continue for the life of the respective patent or until terminated by either party. Certain agreements call for the payment of royalties on product sales over the life of the patents. The term of all agreements is through the useful lives of the licensed patents or for a period of 15 to 20 years for technology rights, for which there are no applicable patent rights.

Bardoxolone Methyl and Antioxidant Inflammation Modulators (AIMs)

In July 2004, the Company entered into an exclusive technology and patent license agreement (the 2004 CDDO License Agreement) with two academic institutions for certain patents and patent applications, known as the CDDO Patents. The Company has the right to sublicense these patents. In the event of a sublicense, the terms of the contract require the Company to pay the licensors sublicense fees based on a percentage of total compensation received that varies depending on the phase of development of a drug candidate as of the time of the sublicense. The Company agreed to pay a royalty on net sales of any products developed as a result of the license, an annual license fee, and various milestone fees, and issued shares of its common stock as consideration for the license.

In January 2009, the Company filed a patent application claiming the use of bardoxolone methyl and related compounds in treating chronic kidney disease, endothelial dysfunction, cardiovascular disease, and related disorders. Several of the original inventors of these compounds at an academic institution were named as co-inventors on this application, along with several company employees. Consequently, the Company and the academic institution are co-owners of this patent application. In December 2009, the Company entered into an agreement with the academic institution (the 2009 Method of Use License Agreement) that provides the Company with an exclusive worldwide license to the academic institution’s rights in these applications and any resulting patents. The Company agreed to pay a limited super-royalty on product sales that occur during the effective term of the original patents (as discussed above), a royalty on product sales that occur after the effective term of the original patents, a sublicense fee, an annual license fee, and various milestone fees.

Other Technologies

In September 2014, the Company entered into two exclusive technology and patent license agreements with the University of Kansas for certain patents and patent applications related to small molecule modulators of heat shock proteins. The Company has the right to sublicense these patents. In the event of a sublicense, the terms of the contract require the Company to pay the licensors sublicense fees based on a percentage of total compensation received that varies depending on the phase of development of a drug candidate as of the time of the sublicense. The Company paid non-refundable license issue fees and agreed to pay royalties on net sales of any products developed as a result of the licenses, annual license fees, various milestone fees, including reimbursement of sunk-in patent expenses, and fees for sponsored research performed by the University of Kansas as consideration for the licenses.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

7. Licenses (continued)

The Company also has various exclusive technology and patent license agreements with private and academic institutions for certain patents and patent applications. The Company has the right to sublicense these patents. The licenses contain provisions for payments to the licensors of sublicense fees based on a percentage of total compensation received by the Company for such sublicenses, that varies depending on the phase of development of a drug candidate as of the time of the sublicenses. The Company agreed to pay royalties on net sales of any products developed as a result of the licenses, annual license fees, and various milestone fees as consideration for the licenses.

8. Common Stock

The Company records all issued shares of common stock at fair value on the dates of issuance.

Reserved Shares

At December 31, 2015, common stock reserved for issuance is as follows:

Outstanding common stock options under the 2007 Long Term Incentive Plan	753,126
Outstanding common stock options under standalone option agreements	45,454
Common stock available for future grant under the 2007 Long Term Incentive Plan	3,217,295

Total common shares reserved for future issuance	4,015,875

9. Convertible Preferred Stock

The authorized shares of convertible preferred stock as of December 31, 2015 and 2014, are as follows:

Shares Authorized
Undesignated shares	9,528,487
Series H	9,799,474
Series G2	19,602,523
Series G1	6,041,936
Series F	11,360,675
Series E	10,957,445
Series D	10,770,911
Series C	6,856,302
Series B	3,331,247
Series A	1,751,000

Total	90,000,000

As of December 31, 2015 and 2014, there were no shares of convertible preferred stock issued and outstanding.

On January 4, 2016, the Company filed its Tenth Amended and Restated Certificate of Incorporation, which removed all previous designations and authorized 100,000,000 undesignated shares of convertible preferred stock.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation

The 2007 Long Term Incentive Plan (the 2007 LTIP), which is the successor equity incentive plan to the Amended and Restated 2002 Stock Option and Incentive Plan (the 2002 Plan), provides for awards of restricted stock, both nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and other incentive awards and rights to purchase shares of the Company’s common stock. On September 23, 2015, the Board of Directors suspended any further grants from being awarded under the 2002 Plan. A total of 3,217,295 and no shares of common stock have been reserved for issuance under the 2007 LTIP and the 2002 Plan, respectively.

As of December 31, 2015, 21,466 shares of restricted stock are outstanding under the 2007 LTIP, and options to purchase 798,580 shares and no options have been granted and are outstanding under the 2007 LTIP and the 2002 Plan, respectively. These options vest over the stated periods through 2018. Additional detail on stock compensation costs can be found below.

Stock Options

Stock options are granted to employees at exercise prices equal to the estimated fair market value of the Company’s stock at the dates of grant. Stock options under the 2007 LTIP generally vest over four or five years and have a term of ten years. Compensation cost is recognized, net of estimated forfeitures of approximately 8.02% as of December 31, 2015, over the vesting period of the options using the straight-line attribution method.

The following table summarizes stock option activity as of December 31, 2015, and changes during the years ended December 31, 2015 under the 2007 LTIP and standalone option agreements:

	Number of Options	Weighted- Average Exercise Price
Outstanding at January 1, 2015	781,154	11.31
Granted	80,395	13.53
Exercised	(4,564)	6.43
Forfeited	(26,164)	8.75
Expired	(32,241)	21.77

Outstanding at December 31, 2015	798,580	11.11

Exercisable at December 31, 2015	455,480	12.12

At December 31, 2015, the outstanding stock options have a weighted-average outstanding term of 6.78 years.

At December 31, 2015, 760,980 stock options are fully vested or are expected to vest and have a weighted-average outstanding term of 6.72 years and a weighted-average exercise price of $11.49. Exercisable stock options have a weighted-average outstanding term of 5.92 years.

Restricted Stock

Restricted and unvested stock has occasionally been sold or granted to employees of the Company under the 2007 LTIP and the 2002 Plan. The fair value of restricted stock is determined based on the estimated fair value of the Company’s common stock at the date of grant. Restricted stock generally vests straightline over a period of

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

four or five years, provided the employee remains in the service of the Company. Compensation cost is recognized on a straight-line basis over the vesting period. Shares of restricted and unvested stock purchased by employees are released from their restriction at each vesting date; however, these shares remain pledged to the Company and are nontransferable until the related shareholder note receivable has been paid. The shareholder notes receivable related to the restricted stock sold to employees are usually due in full one year after the final release date of the stock. At December 31, 2015 and 2014, a total of 1,730,982 shares of restricted stock had been issued through the 2007 LTIP and the 2002 Plan.

Details of unvested and vested restricted common stock for the years ended December 31, 2015 and 2014 can be seen in the table below:

	Restricted Shares of Stock	Weighted- Average Purchase Price	Shares of Stock Released From Restriction	Weighted- Average Purchase Price
Outstanding at January 1, 2015	47,203	28.60	1,607,710	5.28
Granted	—	—	—	—
Vested	(25,737)	28.43	25,737	28.43
Canceled or expired	—	—	—	—
Repurchased	—	—	—	—

Outstanding at December 31, 2015	21,466	28.82	1,633,447	5.65

At December 31, 2015, outstanding restricted stock has a weighted-average remaining term of 0.82 years. The fair value of restricted stock vested in fiscal 2015 and 2014 was $369,000 and $549,000, respectively.

The 21,466 shares of unvested restricted stock outstanding at December 31, 2015 are subject to repurchase at the original purchase price of $28.82 per share and fully vest during 2016.

Fair Value Estimates

The Company’s determination of the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by many factors, including the stock price and a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s stock price volatility over the expected term of the awards, and estimates of the expected option term.

The weighted-average assumptions used in the Black-Scholes option pricing model in 2015 and 2014 were as follows:

	2015	2014
Dividend yield	—%	—%
Weighted-average grant-date fair value of awards	$9.56	$6.34
Volatility	74.93%	75.21%
Risk-free interest rate	1.71%	1.96%
Expected term of options (in years)	7.28	7.03

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

Expected volatility is based on benchmarked public companies during fiscal years 2015 and 2014. The risk-free interest rate, ranging from 1.67% to 1.84% during the year ended December 31, 2015, is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options. The expected term of options represents the weighted-average period of time that options granted are expected to be outstanding based on historical data.

The total intrinsic value (the difference between market value and exercise prices of in-the-money options) of all outstanding options at December 31, 2015 and 2014, was $6,360,000 and $2,823,000, respectively. The total intrinsic value of exercisable options at December 31, 2015 and 2014, was $3,586,000 and $1,258,000, respectively. In 2015 and 2014, 4,564 and 119 options were exercised, respectively. As of December 31, 2015 and 2014, total unrecognized compensation expense of $2,194,000 and $2,561,000, respectively, related to equity awards is expected to be recognized over a weighted average of 2.81 years.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain office and laboratory space under a noncancelable operating lease. During 2010, the Company renewed and amended the lease agreement to include additional space. This lease contains a renewal option and has an increasing payment schedule. Rent is expensed on a straight-line basis, and an accrued rent liability of approximately $162,000 and $183,000 is recorded in other accrued liabilities on the accompanying consolidated balance sheets at December 31, 2015 and 2014, respectively. The lease contains a construction allowance from the landlord that must be repaid upon early termination of the lease. At December 31, 2015, the leasehold incentive liability associated with this allowance was approximately $246,000, which is being amortized on a straight-line basis as a reduction of rent expense over the remaining lease term.

The Company has future minimum rental commitments under noncancelable operating leases in effect at December 31, 2015, with initial terms of one year or more, of the following (in thousands):

2016	579
2017	596
2018	509

$1,684

For the years ended December 31, 2015 and 2014, the Company recorded total rent expense of approximately $523,000 and $694,000, respectively.

The Company has a capital lease for equipment with an outstanding balance of $90,000 as of December 31, 2015.

In June 2013, the Company exercised the early termination option of its operating lease for a portion of its office space effective December 31, 2014, and subleased this portion through December 31, 2014.

Indemnifications

ASC 460, Guarantees, requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

As permitted under Delaware law and in accordance with the Company’s bylaws, officers and directors are indemnified for certain events or occurrences, subject to certain limits, while the officer or director is or was serving in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has obtained director and officer insurance that limits its exposure and may enable recoverability of a portion of any future amounts paid. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2015.

The Company has certain agreements with licensors, licensees, and collaborators that contain indemnification provisions. In such provisions, the Company typically agrees to indemnify the licensor, licensee, and collaborator against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to indemnification issues for any period presented.

12. Related-Party Transactions

The Company paid approximately $1,295,000 and $2,300,000, to certain stockholders, primarily academic institutions, for sponsored research, research and development consulting services, contract manufacturing services, regulatory and medical consulting services, data management services, license fees, and clinical study services in 2015 and 2014, respectively. These amounts are recorded in research and development expense in the accompanying consolidated statements of operations.

Approximately $140,000 and $5,000 were due to stockholders and included in accounts payable and other current liabilities for services related to sponsored research, contract manufacturing services, and data management at December 31, 2015 and 2014, respectively.

On September 23, 2015, the Company’s Board of Directors resolved to forgive a board director’s promissory note principal and accrued interest, totaling $1,055,000, effective October 19, 2015. The related charge to stock-based compensation expense of $536,000 was recorded as of December 31, 2015.

13. Net (Loss) Income per Share

The computation of basic and diluted net (loss) income per share attributable to common stockholders the Company for the year ended December 31 is summarized in the following table:

	2015	2014
Numerator
Net (loss) income (in thousands)	$(1,450)	$689
Denominator
Weighted-average number of common shares used in net (loss) income per share – basic	23,163,713	23,127,534
Dilutive potential common shares	—	43,130
Weighted-average number of common shares used in net (loss) income per share – diluted	23,163,713	23,170,664
Net (loss) income per share – basic	(0.06)	0.03
Net (loss) income per share – diluted	(0.06)	0.03

Reata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements (continued)

The number of weighted average options that were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive represented 798,631 and 712,920 shares for the year ended 2015 and 2014, respectively.

14. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2015 through February 8, 2016, the date the accompanying consolidated financial statements were available to be issued, for recognition or disclosure in its consolidated financial statements. During this period, there were no subsequent events requiring either recognition in the consolidated financial statements or nonrecognized subsequent events requiring disclosure, except those discussed below and in Note 9.

On January 4, 2016, the Company filed its Tenth Amended and Restated Certificate of Incorporation, which created two classes of common stock, Class A Common Stock and Class B Common Stock, and authorized a reverse stock split of shares of the Company’s existing common stock and the reclassification of the existing common stock into shares of Class B Common Stock.

On January 6, 2016, the Company effected a 4.4-to-1 reverse split of its common stock, and an automatic conversion of its common stock into Class B common stock. Upon the effectiveness of the reverse stock split and conversion, (i) every 4.4 shares of outstanding common stock were combined into one share of Class B common stock, (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 4.4-to-1 basis and converted into an option to purchase Class B common stock, and (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 4.4-to-1 basis. All of the outstanding common stock share numbers, common stock options, share prices, exercise prices and per share amounts have been adjusted in these consolidated financial statements, on a retroactive basis, to reflect this 4.4-to-1 reverse stock split for all periods presented. The par value per share was not adjusted as a result of the reverse stock split.

On January 8, 2016, the Company received $15.2 million in tax refunds related to the carryback of losses from 2014.

                 Shares

Reata Pharmaceuticals, Inc.

Class A Common Stock

PROSPECTUS

                             , 2016

Citigroup

Cowen and Company

Piper Jaffray

Through and including                         , 2016 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Reata Pharmaceuticals, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and The NASDAQ Global Market listing fee.

	Amount to be paid
SEC registration fee	$
FINRA filing fee		12,500
NASDAQ Global Market listing fee		125,000
Printing and engraving expenses		650,000
Legal fees and expenses		1,500,000
Accounting fees and expenses		520,000
Transfer agent and registrar fees and expenses		25,000
Miscellaneous expenses		360,000

Total	$

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities issued and sold by the Registrant within the three years prior to the filing of this Registration Statement:

(1)	From March 15, 2013 to June 15, 2013, Registrant granted to its employees stock options under its 2007 Long Term Incentive Plan to purchase up to an aggregate of 602,424 shares of its common stock at an exercise price of $8.01 per share. Options to purchase a total of 8,525 of these shares have been exercised for cash: 119 shares on July 22, 2014, 1,818 shares on March 2, 2015 and 227 shares on December 10, 2015.

(2)	From January 15, 2014 to June 1, 2014, the Registrant granted to its employees stock options under its 2007 Long Term Incentive Plan to purchase up to an aggregate of 24,827 shares of its common stock at an exercise price of $8.32 per share. None of these options to purchase shares has been exercised.

(3)	From September 15, 2014 to November 15, 2014, the Registrant granted to its employees stock options under its 2007 Long Term Incentive Plan to purchase up to an aggregate of 1,817 shares of its common stock at an exercise price of $9.02 per share. None of these options to purchase shares has been exercised.

(4)	From March 3, 2015 to April 28, 2015, the Registrant granted to its employees stock options under its 2007 Long Term Incentive Plan to purchase up to an aggregate of 58,521 shares of its common stock at an exercise price of $12.01 per share. None of these options to purchase shares has been exercised.

(5)	On September 1, 2015, the Registrant granted its employees stock options under its 2007 Long Term Incentive Plan to purchase up to an aggregate of 21,874 shares of its common stock at an exercise price of $17.60 per share. None of these options to purchase shares has been exercised.

(6)	With respect to options to purchase shares of common stock that were granted more than three years prior to the filing of this Registration Statement under Registrant’s 2002 Stock Option Plan and 2007 Long Term Incentive Plan, since October 1, 2012, options to purchase a total of 1,110,548 shares have been exercised: 3,965 shares at exercise prices between $5.10 and $5.59 per share on October 26, 2012; 1,103,474 shares at exercise prices between $0.77 and $28.82 per share on December 18, 2012; 568 shares at an exercise price of $5.59 per share on June 30, 2013; 22 shares at an exercise price of $32.78 per share on August 28, 2013; and 2,519 shares at exercise prices between $5.10 and $5.59 per share on December 16, 2015.

The offers, sales and issuances of the securities described in paragraphs (1) through (6) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering and Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees or bona fide consultants and received the securities under the Registrant’s 2002 Stock Option Plan and 2007 Long Term Incentive Plan. The exercise price of substantially all shares issued in the option exercises described in paragraph (6) above was paid through the withholding of shares issuable on such exercise. Appropriate legends were affixed to the securities issued in these transactions.

On January 3, 2013, the Registrant elected to convert 9,799,474 outstanding shares of its Series H Convertible Preferred Stock into 2,378,686 shares of its common stock in reliance on Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 22nd day of March, 2016.

REATA PHARMACEUTICALS, INC.

/s/ J. Warren Huff
J. Warren Huff President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Warren Huff J. Warren Huff	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 22, 2016

* Jason D. Wilson	Chief Financial Officer (Principal Financial Officer)	March 22, 2016

* Elaine Castellanos	Vice President, Finance and Accounting (Principal Accounting Officer)	March 22, 2016

* James E. Bass	Member of the Board of Directors	March 22, 2016

* R. Kent McGaughy, Jr.	Member of the Board of Directors	March 22, 2016

* Jack B. Nielsen	Member of the Board of Directors	March 22, 2016

/s/ William E. Rose William E. Rose	Member of the Board of Directors	March 22, 2016

* Dennis Stone	Member of the Board of Directors	March 22, 2016

*	Pursuant to Power of Attorney

By:	/s/ J. Warren Huff J. Warren Huff Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1*	Form of Underwriting Agreement.

3.1*	Ninth Amended and Restated Certificate of Incorporation.

3.2*	Tenth Amended and Restated Certificate of Incorporation.

3.3*	Bylaws.

3.4*	Amended and Restated Bylaws.

3.5*	Eleventh Amended and Restated Certificate of Incorporation.

3.6	Twelfth Amended and Restated Certificate of Incorporation.

4.1*	Form of Class A Common Stock Certificate of the Registrant.

4.2*	Eighth Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated as of December 6, 2011, as amended.

4.3*	Seventh Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated as of November 10, 2010.

5.1*	Form of Opinion of Vinson & Elkins LLP.

10.1+*	Indemnification Agreement by and between the Registrant and J. Warren Huff, together with a schedule identifying other substantially identical agreements between the Registrant and the persons identified on the schedule and identifying the material differences between each of the agreements and the filed Indemnification Agreement.

10.2+	Reata Pharmaceuticals, Inc. Amended and Restated 2007 Long Term Incentive Plan and forms of award agreements and grant notices.

10.3+*	Employment Agreement by and between the Registrant and J. Warren Huff, dated September 23, 2015.

10.4+*	Employment Agreement by and between the Registrant and Keith W. Ward, Ph.D., dated September 23, 2015.

10.5+*	Employment Agreement by and between the Registrant and Colin Meyer, M.D., dated September 23, 2015.

10.6*	Lease by and between the Registrant and SDCO Gateway Commerce I & II, Inc., dated as of May 25, 2006, as amended.

10.7#*	Exclusive Patent License Agreement among the Board of Regents of The University of Texas System, The University of Texas M.D. Anderson Cancer Center, and the Trustees of Dartmouth College and the Registrant, dated as of July 15, 2004, as amended.

10.8#*	Exclusive License Agreement between the Trustees of Dartmouth College and the Registrant, dated as of December 16, 2009, as amended.

10.9#*	Exclusive License Agreement between the KU Center for Technology Commercialization, Inc. and the Registrant, dated as of September 26, 2014.

10.10#*	Exclusive License Agreement between the KU Center for Technology Commercialization, Inc. and the Registrant, dated as of September 26, 2014.

10.11#*	Exclusive License and Supply Agreement between the Registrant and Kyowa Hakko Kirin Co. Ltd., dated as of December 24, 2009.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.12#*	License Agreement between the Registrant and Abbott Pharmaceuticals PR Ltd., dated as of September 21, 2010.

10.13#*	Collaboration Agreement between the Registrant and Abbott Pharmaceuticals PR Ltd., dated as of December 9, 2011.

10.14	Supplement to Exclusive License and Supply Agreement between the Registrant and Kyowa Hakko Kirin Co., Ltd., dated as of March 4, 2016.

21.1*	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.

23.2*	Consent of Vinson & Elkins LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney.

*	Previously filed.
#	Confidential information has been omitted from this Exhibit and has been filed separately with the SEC pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933 and Rule 24b-2 of the Securities Exchange Act of 1934.
+	Indicates management contract or compensatory plan.